
11006320

Forrester Research 2010 Annual Report

FORRESTER®

TO THE FORRESTER COMMUNITY:

As the recessionary clouds parted in 2010, Forrester returned to growth. Revenue expanded by 7.4%, while net income grew 8.7%. Client and dollar retention rates for the year were at historical highs: 80% for client companies and 91% for dollars. Deferred revenue increased 12% to $132 million.

Our role-based strategy drove the company's fast recovery — ensuring that our work was valuable for clients, regardless of the economic times. While roles are only in their fourth year (not many for a strategic initiative), they continue to keep our research, consulting, boards, events, and data focused on a critical goal: making our clients successful. We are definitely on the right track — and we saw proof of that in our performance during the recession and the first year of recovery.

FORRESTER INNOVATION

I've always been a student of the management techniques of Bill Hewlett and David Packard, the founders of Hewlett-Packard. They would push R&D spending growth into double digits when HP's revenue growth rates went into single digits. Taking this page from the Bill and Dave book, Forrester has made a habit of redoubling its innovation efforts when revenue slows down. As examples, we launched into consulting during the 1991 recession, and the Forrester Leadership Boards business (18% of our 2010 revenue) was conceived and started during the 2001 to 2003 recession.

We see innovation as the critical element in pushing our role-based strategy into its second phase — what Jim Collins, author of *Good to Great*, characterizes as Breakthrough. In this stage the strategy flywheel begins to move at higher speeds, generating pacesetting financial results. To get to Breakthrough, we must execute on a simple value chain: more innovation, creating more success for our clients in their roles, making Forrester increasingly differentiated from its competitors.

Innovation in 2010 began with our book *Empowered*, published by the Harvard Business Review Press in September. *Empowered* has a simple message: Your customers are now armed with social technologies — think TripAdvisor or the famous YouTube video, "United breaks guitars." The only way to serve these newly vocal and activist customers is by empowering your employees with the same tools. In short, look to generate HEROes (highly empowered and resourceful operatives) within your company who can meet your customers on their own terms. HCL Technologies, JetBlue Airways, and Zappos.com are good examples of companies employing the HERO strategy to generate stronger customer satisfaction and allegiance. *Empowered* has stimulated clients to work with us to develop their own HEROes.



True to our thinking, Forrester rolled out its own social technologies in 2010, launching a network of analyst blogs and specialized communities that now serve 18 of our 19 roles. Our analysts use blogs and communities to test their ideas, perform quick surveys, and detect subtle changes in the market. It's an early warning system and a fast way to figure out if we are on the right track.

Why would we offer our content through these outlets? Four reasons: 1) to generate sales leads; 2) to create a platform where our clients can solve the problems of other clients; 3) to improve the research process; and 4) to drive Forrester's thought leadership into the public eye, increasing the company's influence.

GEORGE F. COLONY, CHAIRMAN AND CEO

Clients have been consuming our social content with a voracious appetite. In 2010, our blogs generated approximately 3 million reads. Our communities drew 14,098 new members, starting 1,389 discussions and making 5,161 comments in those discussions. When added to our traditional stream of client activity, social has more than doubled our research audience. Forrester's social presence has helped us become a larger part of our clients' lives — we're looking to double our social traffic in 2011.

Many innovations will flow from the role-based strategy. Stay tuned . . .

NEW VISION, MISSION, AND VALUES

My business mentor and uncle, David Putnam, visited Forrester way back in April of 1990. Dave had grown a small family business into a large global organization, and I continually sought his advice and wisdom. On that day more than 20 years ago, I asked him what helped his company grow fast. He said it was important to have a shared vision (where you want to be in the future), mission (why you exist), and values (the precepts that guide the way you work) for the company.

Since that time, Forrester has periodically convened to revise and update its vision, mission, and values. In 2010 we renewed our vows once again.

Forrester's new vision embodies our aspiration to advise every executive in the world in the 19 roles that we serve:

Every Leader. Every Decision.

Our mission summarizes the work we do for our clients every day:

We inspire leaders and guide great decisions, ensuring success in a complex world.

4C2Q1S — client, communications, creativity, consistency, quality, quickness, and service — have been our values since I wrote them down on a 3x5 card in my basement back in 1983. It was time for an update and here's where we came down:

3CIQ

Client: Clients are the reason we're here.
Courage: We tell it like it is. We're not afraid to take risks.
Collaboration: We can only succeed together.
Integrity: We always do the right thing.
Quality: Good enough is never good enough.

All of Forrester engaged in the creation of our new vision, mission, and values — through town meetings, social networks, and intensive (sometimes contentious) thought sessions. The new vision, mission, and values have refreshed the company, reaffirming our ambitions, energy, and purpose, while bringing the goals of our role-based strategy into sharper clarity. They represent a solid foundation for the company's efforts to create Breakthrough performance over the next five years.

PROGRESS ON FORRESTER'S THREE BUSINESS IMPERATIVES

Since the launch of the role-based strategy in 2007, Forrester has pursued three business imperatives: 1) moving the quotient of our syndicated business to 70% of total revenue; 2) bringing the role strategy to life; and 3) expanding our sales force 15% to 20% per year.

During the past four years, the company has gradually increased the proportion of our revenue that is syndicated (research, boards, and data) — we call this "Q." The expansion of Q helps the company on several levels: 1) It increases the renewability of our business, improving sales productivity; 2) it increases profitability, as syndicated products have higher margin; and 3) it engenders long-term relationships with our clients, improving our prospects for enriching our client contracts.

In 2010 we planned to move Q from 67% to 68%. While we did expand our revenue in Q products, we had an even more successful year growing our non-Q businesses — consulting and events. As a result, Q was essentially flat at 67.2%. The company will renew its efforts in 2011, with the goal of adding one point, moving Q to 68%.

The second business imperative is to refine and expand our role-based strategy. We measure our progress on this goal across many parameters, including the relevancy of our research to specific roles, the role-centricity of our events, and our ability to understand the aspirations and daily diary of executives in each role.

In addition to these qualitative goals, we chart our progress using a simple metric (what we call "R") — the average number of roles per account. As R increases, our revenue will expand. But more importantly, our influence and reach will widen, increasing renewal rates and increasing sales productivity. R within companies that use technology (think Best Buy) can reach 15 (eight IT roles and seven marketing and strategy roles). For technology vendors like Cisco Systems, it could reach 19, with the addition of the four technology industry roles.

2010 was the first year that we measured R, and it decreased a small amount, from 3.2 to 3.0. Why? Forrester is transitioning its three sales forces (one for each set of roles) to sell cooperatively within single accounts. As multiple sales teams work together to sell to a portfolio of roles, R will begin to move upward — our plan in 2011 and beyond.

A final word on our role progress. At the beginning of 2010, we introduced a new organization, with Practice Leaders (PLs) in charge of each of the different role teams. Through their efforts to shape boards, research, data, events, and consulting in the most effective manner for each role, the PLs are driving relevancy and eliminating wasted effort. I am confident that we now have the right organization to increase client success.

Our final business imperative is to increase the company's sales force 15% to 20% per year. I'm very glad to report that in 2010 we achieved 20% growth. More importantly, we had a dramatic fall in sales force attrition — moving from an excessive 30% in 2009 to a much more manageable 15% in 2010.

BUILDUP TO BREAKTHROUGH INVESTMENTS

The "2.8M" and "$12B" on the cover of this report represent Forrester's worldwide opportunity. There are 2.8 million executives worldwide in our 19 target roles. This represents a $12 billion market opportunity. Our current penetration is less than 3%.

As noted above, Forrester is in the transition from the Buildup stage of its role-based strategy to the Breakthrough stage — when the company will engage all of its resources to pursue the 2.8 million/$12 billion opportunity. We are investing to ensure that Forrester is best positioned to attain Breakthrough.

The first investment is our continued expansion of the sales force, as noted above. At current rates, the number of salespeople will double within five years — enabling us to reach executives in new geographies, new companies, and new roles.

The second set of investments centers on new office locations to house future headcount growth in the company. In 2010, Forrester opened new offices in New York City and London. In 2011, we will be moving to a new headquarters building in Cambridge, Mass., and a new office in San Francisco. The new locations will offer improved technology, training facilities, and client venues that will boost productivity and attract a new generation of the best and the brightest to Forrester.

And finally, Forrester is investing in new external and internal technologies to enhance customer experiences and drive productivity in sales, research, and administration. These include new client websites, applications, blog platforms, and community sites, which will be rolled out in 2011. These investments will ensure that the company can grab its extraordinary opportunity and move into the high growth of Breakthrough.

FORRESTER CAPITALIZATION

Forrester possesses a strong business model that yields high cash flows. We use this cash for three purposes: 1) to invest back into our business; 2) to buy back our shares when pricing is attractive; and 3) to acquire other companies.

We were active on many fronts in 2010. The company bought 660,000 shares for a total of $21.3 million, at an average share price of $32.34. While Forrester did not acquire another company in 2010, our development efforts remained very active. We looked at more than 60 deals during the year, with two progressing as far as due diligence. We remain highly selective in our acquisitions, looking to buy companies that will accrete earnings, grow our global footprint, and enhance the role-based strategy. Our bar remains high, resulting in a good acquisition track record.

In addition to buybacks and acquisitions, the Forrester board has often discussed the concept of dividends, both ongoing and one-time. During much discussion and analysis in the first half of 2010, the board decided that Forrester's cash was in excess of what it needed for acquisitions and stock buybacks, and it decided to grant a $3 per share special dividend, which was paid on December 20. The board believed the dividend was an appropriate way to return value to our shareholders.

While there is no current plan to pay another dividend, the Forrester board will continue to evaluate our capital structure and determine the best course to enhance shareholder value.

CONCLUSION

All of the Forrester team is excited to be back in an era of growth. There are many, many potential clients in the world that we've never called on — we are excited to be expanding our company to give us the chance to show those executives how our work can bring them success. Year by year, the world and technology become increasingly complex. Forrester is ever more capable of helping executives and their companies and organizations navigate that complexity.

And the wind is at our backs. IT spending increased 7.2% worldwide in 2010, and we project that it will expand by 7.1% in 2011 and by 8.7% in 2012.

Additionally, Forrester sees a 10- to 15-year period of change ahead — what we call "The Fourth Wave" — during which the technology landscape will be radically changed once again. Factors like app Internet, cloud, virtualization, smart computing, social marketing, mobile, and the greening of data centers will consume large segments of the agendas of our 19 roles — and Forrester will be right there to help them find the best paths for their companies.

I often have investors ask me what Forrester's greatest strengths are. And I have a simple answer: 1) its clients, and 2) its employees.

Throughout the decades that I've been in business, I have seen the clients of Forrester move from being tentative about using research and data to being more accepting of engaging outside advice. To paraphrase Machiavelli, ". . . only the wise prince can receive wisdom" and as time has passed, more of Forrester's clients have become wise princes. They are more inventive, smarter, less hidebound, and more astute at combining the disciplines of technology with the disciplines of their businesses. They are truly moving beyond IT, into the richer world of BT — business technology.

IBM recently surveyed more than 1,500 CEOs in the world — and those CEOs identified innovation and creativity as the two most important skills for leaders in their companies. Forrester will be a key partner for its clients as they take up the cause of creativity and innovation.

But you can't get your clients to succeed in the new world unless you've got the right people. I have the pleasure of seeing the extraordinary inventiveness and energy and passion of Forresterites every day. I am struck by their commitment and dedication to inspiring our clients and helping them be successful in an ever more complex world.

Why am I still so excited about the work we do? Clients need it. And Forrester's people expertly deliver it. It is their intelligence that keeps me coming back for more and being ever more fascinated and intrigued and committed to the charter of Forrester.

Forrester's future appears brighter than ever. As we move into 2011 and 2012, we are pointing ourselves toward a period of Breakthrough in the company's history. We will take our role-based strategy to its ultimate, relevant, valuable conclusion for our clients. I am personally very honored to be part of this energetic story.

Thank you for your continued support of Forrester. Please feel free to email me at gcolony@forrester.com anytime if you have any questions. You can also read my thoughts about the CEO role on my blog, which is at http://blogs.forrester.com/ceo_colony.



George F. Colony
Chairman of the Board and Chief Executive Officer
Forrester Research, Inc.

ROLES SUPPORTED BY FORRESTER'S CLIENT GROUPS

Information Technology

Application Development & Delivery Professional
Business Process Professional
Chief Information Officer (CIO)
Content & Collaboration Professional
Enterprise Architecture Professional
Infrastructure & Operations Professional
Security & Risk Professional
Sourcing & Vendor Management Professional

Marketing & Strategy

CMO & Marketing Leadership Professional
Consumer Product Strategy Professional
Customer Experience Professional
Customer Intelligence Professional
eBusiness & Channel Strategy Professional
Interactive Marketing Professional
Market Insights Professional

Technology Industry

Analyst Relations Professional
Technology Marketing Professional
Technology Sales Enablement Professional
Vendor Strategy Professional

Forrester Research, Inc. (Nasdaq: FORR) is an independent research company that provides pragmatic and forward-thinking advice to global leaders in business and technology. Forrester works with professionals in 19 key roles at major companies providing proprietary research, customer insight, consulting, events, and peer-to-peer executive programs. For more than 27 years, Forrester has been making IT, marketing, and technology industry leaders successful every day.

THE REST OF THIS ANNUAL REPORT INCLUDES THE FOLLOWING MATERIAL:

- Our Annual Report on Form 10-K for the year ended December 31, 2010
- Notice of our 2010 Annual Meeting to be held on May 10, 2011
- Our Proxy Statement in connection with the Annual Meeting


FORRESTER

FORM 10-K
2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
MAR 30 2011
Washington, DC

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-21433

Forrester Research, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**04-2797789**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
400 Technology Square Cambridge, Massachusetts	**02139**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(617) 613-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	**Nasdaq Global Select Market**

Securities to be registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2010 (based on the closing price as quoted by the Nasdaq National Market as of such date) was approximately $441,000,000.

As of March 10, 2011, 22,646,000 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement related to its 2011 Annual Stockholders' Meeting to be filed subsequently — Part III of this Form 10-K.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "estimates," or similar expressions are intended to identify these forward-looking statements. Reference is made in particular to our statements about possible acquisitions, our plans for international expansion and the adequacy of our cash, marketable investments and cash flows to satisfy our working capital and capital expenditures. These statements are based on our current plans and expectations and involve risks and uncertainties. Important factors that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements are discussed below under "Risk Factors." We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

General

Forrester Research, Inc. is an independent research company that provides pragmatic and forward-thinking advice to global leaders in business and technology. Our products and services are targeted to 19 specific roles, including senior management in business strategy, marketing, and information technology at $1 billion-plus (revenue) companies who collaborate with us to accelerate achievement of their business goals.

Research serves as the foundation for all our solutions and consists primarily of annual memberships to our RoleView™ syndicated research offerings that provide access to our core research on a wide range of business and technology issues critical to the success of the individuals in the roles we serve. In addition to our RoleView offerings, we also provide a portfolio of products and services that allow our clients to interact directly with analysts and their peers and explore in greater detail the issues and topics covered by RoleView research on a role and client-specific basis.

We were incorporated in Massachusetts on July 7, 1983 and reincorporated in Delaware on February 16, 1996.

Our Internet address is www.forrester.com. We make available free of charge, on or through the investor information section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Industry Background

Enterprises and their employees struggle to remain both competitive and cost-efficient in an increasingly complex global business environment. Developing comprehensive and coordinated business strategies is difficult because as the economy and technology change, consumers and businesses adopt new methods of buying and selling, and markets grow increasingly dynamic.

Consequently, companies and the professionals who are in the roles we serve rely on external sources of expertise that provide independent business advice spanning a variety of areas including but not limited to technology, business strategy, and customer behavior. We believe there is a need for objective research that is thematic, prescriptive, and executable, and that provides a comprehensive perspective on the knowledge and skills required to succeed in today's rapidly changing business environment.

Forrester's Strategy

In 2007, Forrester accelerated execution of a role-based strategy to focus attention on serving leaders in key roles across its client base. Forrester's role-centric solutions provide clients with more relevant insight, allowing them to make better informed and justified decisions faster.

We seek to maintain and enhance our position as a leading global research and advisory firm and to capitalize on demand for our offerings by:

Identifying and Defining New Business Models, Technologies, and Markets. We seek to differentiate ourselves from other research firms by delivering pragmatic and forward-thinking research and analysis on the impact of technology on business models, business practices, and technology infrastructure. We believe that our research methodology and our creative culture allow us to identify and analyze rapid shifts in business and consumer use of technology before these changes appear on the horizons of most users, vendors, and other research firms. Our early identification of these shifts enables us to help our clients capitalize on emerging business models and technologies.

Leveraging our RoleView Research. Our business model, technology platform, and research methodologies allow us to sell existing products and to rapidly introduce new products and services without incurring significant incremental costs. We intend to continue to use our business model, technology platform, and research methodologies to both increase sales of our existing RoleView research products and introduce innovative new products. Our other offerings complement, enhance and supplement our RoleView research offerings, and many are designed to address the specific needs and problems of our clients and the professionals in the roles we serve. We also may acquire, through acquisition or license from third parties, new products and services that complement and support our strategy and existing offerings. In July 2008, we acquired JupiterResearch, LLC to enhance our offerings to marketing and strategy professionals. In December 2009, we acquired the business of New Strategic Oxygen, LLC whose products and services and decision tools enhance our offerings to technology product management & marketing professionals.

Using Targeted, Global Client-Centric Sales Channels. Our business is organized into three principal global client groups that support our role-based strategy and are closely aligned with our client base: the Information Technology Client Group, the Marketing & Strategy Client Group, and the Technology Industry Client Group. Effective January 2010, we appointed senior practice leaders within our three principal client groups to better focus on creating and delivering relevant research and related products and services to the professional roles we serve. We sell our products and services directly through a global sales force with sales personnel focusing on the needs of professionals within each of the three principal client groups. Our sales force, managed by a chief sales officer with global sales management responsibility to improve sales productivity within our global client group organizational structure, operates out of various locations in North America, Europe, Australia, and India. We also sell our products and services through independent sales representatives in select international locations.

Growing Our Client Base Worldwide and Increasing Sales to Existing Clients. We believe that our products and services can be successfully marketed and sold to new client companies worldwide and to new roles and additional units and divisions within our existing client companies. We believe that within our client base of over 2,500 client companies as of December 31, 2010 there is opportunity both to sell additional products and services to current users as well as to deliver our RoleView research and product portfolio to a greater number of professionals in our targeted roles. In addition, we intend to expand our international presence as the growing impact of technology on business innovation creates demand for external sources of objective research.

Developing and Retaining Outstanding Research Professionals. The knowledge and experience of our analysts are critical elements of our ability to provide high-quality products and services. We employ outstanding research professionals from varied backgrounds and a wide range of industries. We believe that our culture, which emphasizes quality, collaboration, and creativity, helps us to develop and retain high-caliber research professionals. We provide a competitive compensation structure, as well as recognition and rewards for excellent individual and team performance.

Forrester's Solution

Our broad range of expertise on business and the impact of technology enables us to offer our clients the best available and most relevant research and insights on changing business models, best practices, technology investments, business practices, implementation advice, and customer trends. Our solution provides our clients with:

A Unified Set of Services to Help our Clients and to Make their Leaders Successful in their Roles. We offer clients a comprehensive set of products and services to obtain access to the research, data, analysts, and peer insights they need to be successful in their professional roles, including, for example, to:

- Assess potential new markets, competitors, products and services, and go-to-market strategies.
- Anticipate technology-driven business model shifts.
- Understand trends in consumer behavior and how to capitalize on those trends for marketing and sales purposes.
- Educate, inform, and align strategic decision-makers in their organizations.
- Navigate technology purchase and implementation challenges and optimize technology investments.
- Capitalize on emerging technologies.

Expertise on Emerging Technologies. We started our business in 1983 and have a long history of, and extensive experience in, identifying trends and providing research and executable advice on the impact of technology on business. Our research analysts have many years of industry experience, are frequent speakers at business and technology conferences, and are often quoted in the media. They enjoy direct access to the leaders and decision-makers within large enterprises and technology vendors. We provide our research analysts with training to ensure that they have the skills to challenge conventional viewpoints and provide prescriptive, executable insight and research to our clients.

Products and Services

We offer our clients a selection of engagement opportunities that are organized for and directed toward the multiple professional roles we cover.

RoleView™ RESEARCH

Our primary syndicated research product, RoleView, provides clients with access to our core syndicated research designed to inform their strategic decision-making. Our various RoleView research offerings, including IT View, M&S View, TI View, each consists of a library of cross-linked documents that interconnect our reports, data, product rankings, best practices, evaluation tools, and research archives. RoleView research access is provided through role-based websites that facilitate client access to research and tools that are most relevant to their professional roles, including community tools that allow interaction between and among clients and our analysts. Through this access structure, each of our RoleView research offerings addresses the interplay of an individual client's responsibilities and goals, business demands, and organizational and technology capabilities.

Our RoleView research products include The Forrester Wave™. The Forrester Wave provides a detailed analysis of vendors' technologies and services based on transparent, fully accessible criteria, and measurement of characteristics weighted by us. The Forrester Wave includes an Excel spreadsheet that allows clients to compare products and get in-depth data and analysis about each one and tools to develop a custom shortlist based on the client's unique requirements. The Forrester Wave is our primary mechanism for evaluating enterprise technologies.

Clients subscribing to our RoleView research products may choose between two membership levels:

- *RoleView Member Licenses.* RoleView Member Licenses include access to the written research, as well as Inquiry with analysts, one Event seat, and access to Forrester Teleconferences. Inquiry enables clients to contact our analysts for quick feedback on projects they may have underway, to discuss ideas and models in the research, or for answers to questions about unfolding industry events. Typically, Inquiry sessions are 30-minute phone calls, scheduled upon client request, or e-mail responses coordinated through our research specialists. Events bring together executives and other participants for one or multi-day conferences to network with their peers and to hear business leaders discuss the issues and solutions most pertinent to their roles and responsibilities. Forrester Teleconferences are hour-long audio conferences on selected topics of interest to particular professional roles that typically are held several times a week. They consist of an analyst-led presentation followed by questions from participants. Members may access the analyst Web presentation and participate in the subsequent forum for questions and discussion among all attendees. Teleconferences are also made available for member download.

- *RoleView Reader Licenses.* RoleView Reader Licenses provide access to our written research.

Both Member and Reader clients receive access to our research specialists, who provide additional information about our research, methodologies, coverage areas, and sources. The research specialists are available to help clients navigate our website, find relevant information, and put clients in contact with the appropriate analyst for inquiries.

Forrester® Leadership Boards

Our Forrester Leadership Boards are exclusive offerings for executives and other key employees at large companies worldwide. Clients may choose to participate in one or more Forrester Leadership Boards. Memberships are available in the Chief Information Officer (CIO) Group and the Chief Marketing Officer (CMO) Group and in a number of additional IT, marketing, and executive programs and councils addressing issues of interest to the professional roles we cover. In addition to a Member license to access the appropriate RoleView research offering, members of our Forrester Leadership Boards receive access to the following:

- Advisors to assist members with individual research-related questions, and topics of specific relevance to the challenges these clients face.
- Membership-directed research which includes comprehensive coverage of industry trends and best practices.
- Exclusive industry-specific benchmark data.
- Peer-to-peer networking through premier event meetings and group audio-conferences, individual member to member conversations, and virtual community activities.

Data Products & Services

Our Data products and services focus on consumers' and business users' attitudes about and behavior toward technology, including ownership, future purchases, and adoption trends. These products incorporate extensive survey research designed and analyzed by our staff. Clients can leverage our data products and services or choose to have us conduct data analysis on their behalf. Our data products and services include:

- *Consumer Technographics® Data & Services.* Consumer Technographics delivers both primary data and quantitative research, based on surveys of over 300,000 households and individuals in North America, Europe, Asia Pacific, and Latin America. Marketing and strategy professionals rely on our Consumer Technographics data for unique insights into how technology impacts the way consumers select, purchase, use, and communicate about products and services. We combine respondent data sets from our Consumer Technographics surveys into four offerings: North American Consumer Technographics, European Consumer Technographics, Asia Pacific Consumer Technographics and Latin America Consumer Technographics. Additionally, clients have access to a Technographics data specialist to help them use the data effectively to meet their specific business needs.
- *Forrester's Forrsights™ for Business Technology.* Forrester's Forrsights is an ongoing quantitative research program that provides comprehensive, in-depth assessments of what motivates businesses to choose certain technologies and vendors over others. We annually survey more than 30,000 business and IT executives as well as information workers at small, medium and large enterprises in North American, European, and other global markets. Our surveys reveal these firms' technology adoption trends, budgets, business organization, decision processes, purchase plans, and brand preferences. Forrester's Forrsights clients also have access to a data specialist.

- Forrester's Strategic Oxygen™ offering is a decision support tool that measures and reports on the current information consumption patterns of key influencers for large technology purchases. We annually survey more than 20,000 business and IT executives in North America, Europe, Asia Pacific, and Latin America. Technology Marketing professionals rely on Strategic Oxygen to make a wide range of key decisions around content, messaging, sequencing of activities, specific media that need to work globally and locally, and demand-generation choices. The Strategic Oxygen offering includes access to an online decision tool and a data advisor.

Forrester Consulting

Our research-based advisory and project consulting services leverage our RoleView research offerings and our data products and services to deliver focused insights and recommendations to assist clients in developing and executing technology and business strategy, informing critical decisions and reducing business risk, and making large technology investments. For example, we help IT professionals with vendor selection, compare best practices, analyze whether outsourcing is advisable, and validate technology infrastructure; marketing and strategy professionals with consumer product strategy, direct marketing technology investments, eBusiness strategy, and interactive marketing strategy, including Web 2.0; and technology industry professionals with market and competitive assessments, go-to-market strategy, custom market research, and product development.

Our consulting services include website reviews that provide targeted, action-oriented assessments of clients' websites, extranets, or intranets. Feedback is based on a comprehensive examination of the clients' website and web strategies as well as reviews and comparisons with competitors' websites, other channels and industry benchmarks.

Forrester Events

We host multiple events in various locations in North America and Europe throughout the year. Events build upon our research and data products and services to bring together executives and other participants serving or interested in the particular professional role(s) on which an event focuses. Event participants come together to network with their peers, meet with Forrester analysts, and to hear business leaders discuss business and technology issues of interest or significance to the professional roles in attendance and the impact of technology on the professionals and their businesses.

Sales and Marketing

Our business is organized into three principal global client groups that support our role-based strategy and closely align with our client base: the IT Client Group, the Marketing & Strategy Client Group, and the Technology Industry Client Group. In addition, our Events operations support all three client groups. We sell our products and services through our direct sales force in various locations in North America, Europe, Australia, and India. We also sell our products and services through independent sales representatives in select international locations. We employed 378 salespersons as of December 31, 2010, an increase of 20% from 315 as of December 31, 2009. We also sell certain of our research products directly online through our website.

For information on our operating segments and our international operations, see Note 11 of the Notes to Consolidated Financial Statements included herein.

Our marketing activities are designed to increase awareness of the Forrester brand and further our reputation as a leader in role-based business and technology research. We actively promote brand awareness via our website, Forrester Events, extensive worldwide press relations, and direct mail campaigns. We also employ an integrated direct marketing strategy that uses Internet, mail, and telephone channels for identifying and attracting high-quality sales leads. We encourage our analysts to increase our visibility by having their research ideas selectively distributed through various Internet, print, and television outlets. In addition, we support an active social media strategy whereby our analysts blog regularly with respect to the role they serve. Other activities, including Twitter, LinkedIn, Facebook, and similar tools interconnect and cross-promote the analysts' blogs and research content.

As of December 31, 2010, our research was delivered to more than 2,500 client companies. No single client company accounted for more than 2% of our 2010 revenues.

Pricing and Contracts

We report our revenue from client contracts in two categories of revenue: (1) research services and (2) advisory services and other. We classify revenue from subscriptions to our RoleView Research, Forrester Leadership Boards and Data Products and Services as research services revenue. We classify revenue from Forrester Consulting and Forrester Events as advisory services and other revenue.

Contract pricing for annual memberships for research only is principally a function of the number of licensed users at the client. Pricing of contracts for research and advisory services is a function of the number of licensed users, and the amount and type of advisory services. We track the agreement value of contracts to purchase research and advisory services as a significant business indicator. We calculate agreement value as the total revenues recognizable from all research and advisory service contracts in force at a given time (but not including advisory-only contracts), without regard to how much revenue has already been recognized. Agreement value increased 4% to $202.7 million at December 31, 2010 from $194.8 million at December 31, 2009. The increase in agreement value was partially offset by a change in the calculation to exclude agreement value in excess of the first year for multiple year contracts signed in 2009 and beyond, which reduced the growth rate in 2010 by approximately 6%.

Research Analysts and Methodology

We employ a structured methodology in our research that enables us to identify and analyze technology trends, markets, and audiences and ensures consistent research quality and recommendations across all coverage areas. We seek to provide relevant research that will contribute to the success of our clients in their professional roles.

We ascertain the issues important to our clients and technology users through thousands of interactions and surveys with vendors and business, marketing, and IT professionals, and accordingly, the majority of our research is focused on the issues our clients face each day. We use the following primary research inputs:

- Confidential interviews with early adopters and mainstream users of new technologies.
- In-depth interviews with technology vendors and suppliers of related services.
- Ongoing briefings with vendors to review current positions and future directions.
- Continuous dialogue with our clients to identify technology issues in the marketplace.

Our Consumer Technographics and Forrester's Forrsights research combines our qualitative research methodology with traditional survey research methodologies such as correlation, frequency distribution, cross-tabulation, and multivariate statistics to produce research reports, quantitative survey data, and data briefs. Third-party data vendors are frequently used for data collection and tabulation.

The Forrester Wave combines in-depth product test results and user interviews with market and strategic analysis to score attributes of emerging technologies. We then apply this research and strategic analysis to determine the weighting of each attribute and create interactive spreadsheets, databases, and reports.

Collaboration among analysts is an integral part of our process, leading to higher-quality research and a unified perspective. All RoleView research begins either with a client or vendor catalyst or with discussion sessions among analysts to generate ideas for research. Analysts test ideas throughout the research process at both informal and regularly scheduled research meetings and using social media technologies. Our reports are consistent in format, and we require our analysts to write in a structure that combines graphics with easy-to-read text to deliver concise, decisive, relevant, and objective research to our clients.

Competition

We believe that the principal competitive factors in our industry include the following:

- Quality of research and analysis and related services.
- The ability to offer products and services that meet the changing needs of organizations and executives for research and analysis.

- Customer service.
- Independent analysis and opinions.
- Timely delivery of information.
- The ability to leverage new technologies.
- Price.

We believe that we compete favorably with respect to each of these factors. We believe that our role-based strategy, including the diversity of roles we support and the ways in which we support them, as well as our focus on emerging technologies are significant competitive advantages. Additionally, we believe that in addition to our role-based strategy, our research methodology, easy-to-read formats, and portfolio of complementary product offerings distinguish us from our competitors.

We compete principally in the market for research and advisory services and their application for client success, with an emphasis on the impact of technology on our clients' business models and customer markets. Our principal direct competitors include other providers of similar services, such as Gartner, as well as providers of peer networking services and Internet and digital media measurement services. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms, and general business consulting firms. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market, and new competitors could readily seek to compete against us in one or more market segments addressed by our research. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Employees

As of December 31, 2010, we employed a total of 1,078 persons, including 394 research staff and 378 sales personnel.

Our culture emphasizes certain key values — including client service, quality, integrity, collaboration, and courage — that we believe are critical to our future growth. We promote these values through training and frequent recognition for achievement. We encourage teamwork and promote and recognize individuals who foster these values. New employees participate in a three-day training process that focuses on our role-based strategy, our products and services, corporate culture, values and goals.

Item 1A. *Risk Factors*

We are subject to risks and uncertainties that could cause our actual future activities and results of operations to be materially different from those set forth in forward-looking statements made by us. These risks and uncertainties include:

A Decline in Renewals for Our Membership-Based Research Services. Our success depends in large part upon retaining (on both a client company and dollar basis) and enriching existing memberships for our research products and services. Future declines in client retention, dollar retention, and enrichment could have an adverse effect on our results of operations.

Our Business may be Adversely Affected by the Economic Environment. Our business is in part dependent on technology spending and is impacted by economic conditions. The economic environment may materially and adversely affect demand for our products and services. If conditions in the United States and global economy were to lead to a decrease in technology spending, or in demand for our research and advisory services, this could have an adverse effect on our results of operations and financial condition.

Our International Operations Expose Us to a Variety of Operational Risks which Could Negatively Impact Our Results of Operations. We have clients in over 60 countries and approximately 28% of our revenue comes from international sales. Our operating results are subject to the risks inherent in international business activities, including challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, fluctuations in currency exchange rates and the difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local independent sales representatives in some international locations. If any of these arrangements are terminated by our representatives or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local sales representative may not want to continue to do business with us or our new representative.

Ability to Develop and Offer New Products and Services. Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by anticipating and identifying changes in client requirements and changes in the technology industry and by addressing specific industry and business organization sectors. The process of internally researching, developing, launching and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

Loss of Key Management. Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder, Chairman of the Board and Chief Executive Officer, could adversely affect our business.

The Ability to Attract and Retain Qualified Professional Staff. Our future success will depend in large measure upon the continued contributions of our senior management team, research analysts, and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional professionals from a limited pool of qualified candidates. We experience competition in hiring and retaining professionals from developers of Internet and emerging-technology products, other research firms, management consulting firms, print and electronic publishing companies and financial services companies, many of which have substantially greater ability, either through cash or equity, to attract and compensate professionals. If we lose professionals or are unable to attract new talent, we will not be able to maintain our position in the market or grow our business.

Failure to Anticipate and Respond to Market Trends. Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research to meet the changing information needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies, and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

Competition. We compete in the market for research products and services with other independent providers of similar services. We may also face increased competition from Internet-based research firms. Some of our competitors have substantially greater financial, information-gathering, and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms and general business consulting firms. Our indirect competitors may choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market, and new competitors could readily seek to compete against us in one or more market segments addressed by our products and services. Increased competition could adversely affect our operating results through pricing pressure and loss of market share.

Fluctuations in Our Operating Results. Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control, and which may affect our stock price. These factors include, but are not limited to:

- Trends in technology spending in the marketplace and general economic conditions.
- The timing and size of new and renewal memberships for our research services from clients.

- The utilization of our advisory services by our clients.
- The timing of revenue-generating Events sponsored by us.
- The introduction and marketing of new products and services by us and our competitors.
- The hiring and training of new analysts and sales personnel.
- Changes in demand for our research and advisory services.
- Fluctuations in currency exchange rates.

As a result, our operating results in future quarters may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price for our common stock. Factors such as announcements of new products, services, offices, acquisitions or strategic alliances by us, our competitors, or in the technologies services industry generally may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

We May Realize Losses on Our Investments or Be Unable to Liquidate These Investments at Desired Times and in Desired Amounts. At December 31, 2010, we had approximately $9.1 million of long-term marketable investments in municipal notes with an auction reset feature. In February 2008, auctions had begun to fail for these securities and have continued to fail, which means that the parties wishing to sell securities in the normal auction process could not. Based on current market conditions, it is likely that auction failures will continue and as a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist.

Item 1B. ***Unresolved Staff Comments***

We have not received written comments from the Securities and Exchange Commission that remain unresolved.

Item 2. ***Properties***

Our headquarters are located in approximately 145,000 square feet of office space in Cambridge, Massachusetts, substantially all of which is currently occupied by the Company. This facility accommodates research, marketing, sales, technology, and operations personnel. The lease term of this facility expires in September 2011.

On September 29, 2009, we entered into a build-to-suit net lease ("Lease") with BHX, LLC, as trustee of Acorn Park I Realty Trust and predecessor to 200 Discovery Park, LLC ("Landlord") pursuant to which the Landlord will build a new corporate headquarters building for the Company in an office park in the Alewife section of Cambridge, Massachusetts. Pursuant to the Lease, as amended, the Landlord will construct an approximately 190,000 square foot building ("Building") and lease the Building and parcel to us for an initial term of 15 years. During construction, we will continue to occupy our current corporate headquarters in Cambridge, Massachusetts under the existing lease for such premises. Presently, we expect to commence using the facility on or about August 15, 2011.

We also rent office space in Foster City and San Francisco, California, New York City, Dallas, McLean Virginia, Amsterdam, Frankfurt, London and Paris. In 2010, we entered into new leases for, and completed the fit-up of and moved into, office space in London and New York. The New York lease is for an initial term of ten years for approximately 15,200 square feet. The London lease is for a term of eleven years for approximately 17,800 square feet. We also entered into a new lease for approximately 15,600 feet of office space in San Francisco, with a 63-month term expected to commence during the first half of 2011. We also lease office space on a relatively short-term basis in various other locations in North America, Europe and Asia.

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

Item 3. ***Legal Proceedings***

We are not currently a party to any material legal proceedings.

PART II

Item 5. ***Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities***

Our common stock is listed on the Nasdaq Global Select Market under the symbol "FORR." In December 2010, we paid a one-time special cash dividend of $3.00 per share to holders of shares of our common stock. We did not declare or pay any dividends during the fiscal year ended December 31, 2009. We do not presently intend to pay cash dividends on our common stock in the foreseeable future.

As of March 10, 2011 there were approximately 43 stockholders of record of our common stock. On March 10, 2011 the closing price of our common stock was $37.07 per share.

The following table represents the ranges of high and low sale prices of our common stock for the years ended December 31, 2010 and December 31, 2009:

	2010		2009	
	High	Low	High	Low
First Quarter	$32.17	$23.65	$28.14	$16.49
Second Quarter	$33.21	$29.10	$25.44	$19.41
Third Quarter	$34.20	$28.63	$26.64	$21.59
Fourth Quarter	$36.31	$31.82	$27.66	$24.70

Through 2010, our Board of Directors authorized an aggregate $260 million to purchase common stock under our stock repurchase program, including $60 million authorized in 2010 and $50 million authorized in 2009. During the quarter ended December 31, 2010, we purchased the following shares of our common stock under the stock repurchase program:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Maximum Dollar Value that May Yet be Purchased Under the Stock Repurchase Program
			(In thousands)
October 1 — October 31	—	$ —	$104,799
November 1 — November 30	162,968	$34.66	$ 99,151
December 1 — December 31	50,911	$34.28	$ 97,405
	213,879		

(1) All purchases of our common stock were made under the stock repurchase program first announced in 2002.

The following graph contains the cumulative stockholder return on our common stock during the period from December 31, 2005 through December 31, 2010 with the cumulative return during the same period for the Nasdaq Stock Market (U.S. Companies) and the Russell 2000, and assumes that the dividends, if any, were reinvested.



Forrester Research
Nasdaq Stock Market (U.S. Companies)
Russell 2000
DOLLARS
250
200
150
100
50
0
2005
2006
2007
2008
2009
2010

Item 6. *Selected Consolidated Financial Data*

The selected financial data presented below is derived from our consolidated financial statements and should be read in connection with those statements.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
Consolidated Statement of Income Data					
Research services	$168,508	$157,726	$155,339	$131,163	$114,876
Advisory services and other	82,218	75,626	85,536	80,893	66,597
Total revenues	250,726	233,352	240,875	212,056	181,473
Income from operations	30,750	32,420	37,964	22,651	20,042
Other income and gains (losses) on investments, net	3,550	1,315	6,846	7,353	6,052
Income from continuing operations	$ 20,507	$ 18,866	$ 29,215	$ 18,943	$ 16,057
Basic income per common share from continuing operations	$ 0.91	$ 0.83	$ 1.27	$ 0.82	$ 0.72
Diluted income per common share from continuing operations	$ 0.89	$ 0.82	$ 1.24	$ 0.80	$ 0.70
Basic weighted average shares outstanding	22,478	22,645	23,062	23,074	22,195
Diluted weighted average shares outstanding	23,063	22,884	23,585	23,729	22,973

	As of December 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable investments	$216,034	$259,792	$259,929	$248,974	$207,833
Working capital	146,140	190,667	166,001	209,527	166,274
Total assets	450,477	470,196	454,951	426,357	384,143
Deferred revenue	131,521	117,888	113,844	111,418	99,875
Total liabilities	178,570	158,251	151,454	151,341	139,238
Cash dividends declared	68,414	—	—	—	—

The following items impact the comparability of our consolidated data:

- Cash dividends declared in 2010 represents a special dividend of $3.00 per common share declared and paid in the fourth quarter of 2010.

- The 2009 operating income amount includes a $5.4 million reorganization charge for facility consolidations and a reduction-in-force of approximately 50 employees. See Note 10 of the Notes to Consolidated Financial Statements.

- The results of JupiterResearch, LLC, and its parent company, JUPR Holdings, Inc. ("JupiterResearch") are included in our consolidated results beginning July 31, 2008, the date of acquisition. See Note 2 of the Notes to Consolidated Financial Statements.

- The 2008 other income amount includes a net foreign exchange loss of approximately $1.6 million ($1.2 million after tax) resulting primarily from the remeasurement of certain intercompany payables and receivables. Of the net $1.6 million loss, approximately $1.9 million related to periods prior to 2008.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We derive revenues from memberships to our research products and services, performing advisory services and consulting projects and hosting events. We offer contracts for our research products that are typically renewable annually and payable in advance. Research revenues are recognized as revenue ratably over the term of the contract. Accordingly, a substantial portion of our billings are initially recorded as deferred revenue. Clients purchase advisory services independently and/or to supplement their memberships to our research. Billings attributable to advisory services and consulting projects are initially recorded as deferred revenue. Advisory service revenues are recognized when the customer receives the agreed upon deliverable. Consulting project revenues, which generally are short-term in nature and based upon fixed-fee agreements, are recognized as the services are provided. Event billings are also initially recorded as deferred revenue and are recognized as revenue upon completion of each event.

Our primary operating expenses consist of cost of services and fulfillment, selling and marketing expenses and general and administrative expenses. Cost of services and fulfillment represents the costs associated with the production and delivery of our products and services, including salaries, bonuses, employee benefits and stock-based compensation expense for research personnel and all associated editorial, travel, and support services. Selling and marketing expenses include salaries, sales commissions, bonuses, employee benefits, stock-based compensation expense, travel expenses, promotional costs and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of the technology, operations, finance, and human resources groups and our other administrative functions, including salaries, bonuses, employee benefits, and stock-based compensation expense. Overhead costs such as facilities are allocated to these categories according to the number of employees in each group.

Deferred revenue, agreement value, client retention, dollar retention and enrichment are metrics we believe are important to understanding our business. We believe that the amount of deferred revenue, along with the agreement value of contracts to purchase research and advisory services, provide a significant measure of our business activity. We define these metrics as follows:

- *Deferred revenue* — billings in advance of revenue recognition as of the measurement date.
- *Agreement value* — the total revenues recognizable from all research and advisory service contracts in force at a given time (but not including advisory-only contracts), without regard to how much revenue has already been recognized. Agreement value excludes amounts in excess of the first year value for multiple year contracts signed in 2009 and beyond. No single client accounted for more than 2% of agreement value at December 31, 2010.
- *Client retention* — the percentage of client companies with memberships expiring during the most recent twelve-month period that renewed one or more of those memberships during that same period.
- *Dollar retention* — the percentage of the dollar value of all client membership contracts renewed during the most recent twelve-month period to the total dollar value of all client membership contracts that expired during the period.
- *Enrichment* — the percentage of the dollar value of client membership contracts renewed during the period to the dollar value of the corresponding expiring contracts.

Client retention, dollar retention, and enrichment are not necessarily indicative of the rate of future retention of our revenue base. A summary of our key metrics is as follows (dollars in millions):

	As of December 31,		Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2010	2009		
Deferred revenue	$131.5	$117.9	$13.6	12%
Agreement value	$202.7	$194.8	$ 7.9	4%
Client retention	80%	74%	6	8%
Dollar retention	91%	86%	5	6%
Enrichment	104%	96%	8	8%
Number of clients	2,575	2,519	56	2%

	As of December 31,		Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2009	2008		
Deferred revenue	$117.9	$113.8	$ 4.1	4%
Agreement value	$194.8	$222.5	$(27.7)	(12)%
Client retention	74%	73%	1	1%
Dollar retention	86%	84%	2	2%
Enrichment	96%	102%	(6)	(6)%
Number of clients	2,519	2,643	(124)	(5%)

The increase in deferred revenue and agreement value from 2009 to 2010 is primarily due to increased demand for our products and services due to the improvement in the economy and an increase in the number of sales people during 2010. The increase in agreement value was partially offset by a change in the calculation to exclude agreement value in excess of the first year for multiple year contracts signed in 2009 and beyond, which reduced the growth rate in 2010 by approximately 6% . Client retention and enrichment metrics increased in 2010 which is consistent with an improved economic environment and is also due to increased sales performance in 2010.

The increase in deferred revenue from 2008 to 2009 is primarily due to increased demand for our products due to the improvement in the economy in the fourth quarter of 2009 compared to 2008 as well as the effect of the JupiterResearch and Strategic Oxygen acquisitions completed in July 2008 and December 2009, respectively. See Note 2 — Acquisitions of the Notes to Consolidated Financial Statements. The decrease in agreement value from 2008 to 2009 is reflective of the economic downturn in the second half of 2008 through the majority of 2009 which resulted in a lower number of clients and lower enrichment rates in 2009 compared to 2008 and also is due to the exclusion in 2009 of agreement value in excess of the first year value for multiple year contracts signed in 2009. Client and dollar retention amounts were essentially flat in 2009 compared to 2008.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our policies and estimates, including but not limited to, those related to our revenue recognition, stock-based compensation, non-marketable investments, goodwill and intangible assets, income taxes and valuation and impairment of marketable investments. Management bases its estimates on historical experience, data available at the time the estimates are made and various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be those that require the most subjective judgment or that involve uncertainty that could have a material impact on our financial statements. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. This is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. For a discussion of our other accounting policies, see Note 1 of the Notes to Consolidated Financial Statements beginning on page F-7.

- *Revenue Recognition.* We generate revenues from licensing memberships to our research, performing advisory services and consulting projects and hosting events. We execute contracts that govern the terms and conditions of each arrangement. Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed and determinable, services have been provided to the customer and collectability is reasonably assured. Revenues from contracts that contain multiple deliverables are allocated among the separate units based on their relative fair values; however, the amount recognized is limited to the amount that is not contingent on future performance conditions. Research service revenues are recognized ratably over the term of the agreement. Advisory service revenues are recognized when the customer receives the agreed upon deliverable and consulting project revenues are recognized as the services are provided. Reimbursed out-of-pocket expenses are recorded as advisory service revenues. Events revenues are recognized upon completion of the event. Annual subscriptions to our RoleView research, which include access to all or a designated portion of our research, and depending on the type of license, membership in one or more of our Forrester leadership boards, unlimited phone or email analyst inquiry, unlimited participation in Forrester Teleconferences, and the right to attend one event, are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Annual subscriptions to our data products include access to designated survey data products and access to a data specialist, and are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. We offer our clients a service guarantee, which gives our clients the right to cancel their contracts prior to the end of the contract term and receive a refund for unused products or services. Furthermore, our revenue recognition determines the timing of commission expenses, as commissions are earned during the month a contract is booked and are deferred and recognized as expense as the related revenue is recognized. We evaluate the recoverability of deferred commissions at each balance sheet date.

- *Stock-Based Compensation.* Stock-based compensation is recognized as an expense based upon the fair value of the award at the time of grant. The determination of the fair value of stock-based compensation requires significant judgment and the use of estimates, particularly surrounding assumptions such as stock price volatility, expected option lives and forfeiture rates. These estimates involve inherent uncertainties and the application of management judgment. As a result, if circumstances change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

  Expected volatility is based, in part, on the historical volatility of our common stock as well as management's expectations of future volatility over the expected term of the awards granted. The development of an expected life assumption involves projecting employee exercise behaviors (expected period between stock option vesting dates and stock option exercise dates). We are also required to estimate future forfeitures of stock-based awards for recognition of compensation expense. We will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior recognized expense if the actual forfeitures are higher than estimated. In addition, for our performance-vested restricted stock units, we make estimates of the performance outcome at each period end in order to estimate the actual number of shares that will be earned and/or the vesting period of the award. The actual expense recognized over the vesting period will only be for those awards that vest. If our actual forfeiture rate or performance outcomes are materially different from our estimate, the actual stock-based compensation expense could be significantly different from what we have recorded in the current period.

- *Non-Marketable Investments.* We hold minority interests in technology-related investment funds with a book value of $7.4 million at December 31, 2010. These investment funds are not publicly traded, and, therefore, because no established market for these securities exists, the estimate of the fair value of our investments requires significant judgment. Investments that are accounted for using the cost method are valued at cost unless an other-than-temporary impairment in their value occurs. For investments that are accounted for using the equity method, we record our share of the investee's operating results each period. We review the fair value of our investments on a regular basis to evaluate whether an other-than-temporary impairment in the investment has occurred. We record impairment charges when we believe that an investment has experienced a decline in value that is other-than-temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

- *Goodwill, Intangible Assets and Other Long-Lived Assets.* As of December 31, 2010, we had $76.4 million of goodwill and intangible assets with finite lives recorded on our Consolidated Balance Sheets. Goodwill is required to be measured for impairment at least annually or whenever events indicate that there may be an impairment. In order to determine if an impairment exists, we compare each of our reporting unit's carrying value to the reporting unit's fair value. Determining the reporting unit's fair value requires us to make estimates of market conditions and operational performance. Absent an event that indicates a specific impairment may exist, we have selected November 30 as the date to perform the annual goodwill impairment test. We completed the annual goodwill impairment testing as of November 30, 2010 and concluded that the fair values of each of our reporting units substantially exceeded their respective carrying values. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our results of operations.

  Intangible assets with finite lives consist of acquired customer relationships, technology, research content and trademarks and are valued according to the future cash flows they are estimated to produce. These assigned values are amortized on a basis which best matches the periods in which the economic benefits are expected to be realized. Tangible assets with finite lives consist of property and equipment, which are depreciated and amortized over their estimated useful lives. We continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our intangible and long-lived tangible assets may warrant revision or that the carrying value of these assets may be impaired. To compute whether intangible assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to their estimated fair value.

- *Income Taxes.* We recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between book and tax bases of assets and liabilities as well as operating loss carryforwards (from acquisitions). Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance to reduce our deferred taxes to an amount we believe is more likely than not to be realized. We consider future taxable income and prudent and feasible tax planning strategies in assessing the need for a valuation allowance.

  As a global company, we use significant judgment to calculate and provide for income taxes in each of the tax jurisdictions in which we operate. In the ordinary course of our business, there are transactions and calculations undertaken whose ultimate tax outcome cannot be certain. Some of these uncertainties arise as a consequence of transfer pricing for transactions with our subsidiaries and potential challenges to nexus and credit estimates. We estimate our exposure to unfavorable outcomes related to these uncertainties and record a liability based on the probability for such outcomes in accordance with current accounting guidelines.

  Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome will not be different from what is reflected in our historical income tax provisions, returns, and accruals. Such differences, or changes in estimates relating to potential differences, could have a material impact on our income tax provision and operating results in the period in which such a determination is made.

- *Valuation and Impairment of Marketable Investments.* Our investment portfolio may at any time contain investments in U.S. Treasury and U.S. government agency securities, taxable and/or tax exempt municipal notes (some of which may have an auction reset feature), corporate notes and bonds, commercial paper and money market funds. The assessment of the fair value of certain of the debt securities can be difficult and subjective due in part to limited trading activity of certain of these debt instruments.

We conduct periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under current accounting standards. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive loss.

For available-for-sale debt securities with unrealized losses, management performs an analysis to assess whether we intend to sell or whether we would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. Where we intend to sell a security, or may be required to do so, the security's decline in fair value would be deemed to be other-than-temporary and the full amount of the unrealized loss would be recorded within gains (losses) on investments, net in the Consolidated Statements of Income. Regardless of our intent to sell a security, we perform additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are identified where we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security and would be recorded within gains (losses) on investments, net in the Consolidated Statements of Income.

As of December 31, 2010, we held municipal bonds with a fair value of $9.1 million ($11.0 million at par value) with an auction reset feature ("auction rate securities" or "ARS"). The fair value of the ARS was determined by utilizing a discounted cash flow approach. The assumptions used in preparing the discounted cash flow model include estimates, based on data available at December 31, 2010, of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. The assumptions used in valuing the ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change, which may lead us in the future to recorded additional losses for these securities. We classified these ARS as available-for-sale securities and determined that the losses were not considered other-than-temporary and were not due to credit losses. Accordingly, changes in the market value of the ARS have been recorded in other comprehensive loss in the Consolidated Balance Sheets during the years ended December 31, 2010 and 2009. If the market conditions deteriorate further, we may be required to record unrealized losses in other comprehensive loss or impairment charges within the Consolidated Statements of Income. We may not be able to liquidate these investments unless the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures.

Results of Operations for the years ended December 31, 2010, 2009 and 2008

The following table sets forth our Consolidated Statements of Income as a percentage of total revenues for the years noted.

	Years Ended December 31,		
	2010	2009	2008
Revenues:			
Research services	67%	68%	64%
Advisory services and other	33	32	36
Total revenues	100	100	100
Operating expenses:			
Cost of services and fulfillment	38	38	37
Selling and marketing	34	31	32
General and administrative	14	12	12
Depreciation	1	2	2
Amortization of intangible assets	1	1	1
Reorganization costs	—	2	—
Income from operations	12	14	16
Other income, net	1	1	2
Gains (losses) on investments, net	1	(1)	1
Income before income taxes	14	14	19
Income tax provision	6	6	7
Net income	8%	8%	12%

2010 compared to 2009

Revenues

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
	(Dollars in millions)			
Revenues	$250.7	$233.4	$17.3	7%
Revenues from research services	$168.5	$157.7	$10.8	7%
Revenues from advisory services and other	$ 82.2	$ 75.6	$ 6.6	9%
Revenues attributable to customers outside of the U.S.	$ 70.7	$ 69.3	$ 1.4	2%
Percentage of revenue attributable to customers outside of the U.S.	28%	30%	(2)	(7)%
Number of clients (at end of period)	2,575	2,519	56	2%
Number of events	14	14	—	—

The increase in total revenues in 2010 is principally the result of increased demand for our products and services and the acquisition of Strategic Oxygen in December 2009, which accounted for approximately 1.9% of revenue growth. The effects of foreign exchange resulted in an approximate 1% decrease in total revenues during 2010. Revenue growth in 2010 was driven by a 12% increase in the technology industry client group (approximately 6.7% due to Strategic Oxygen), a 12% increase in the marketing and strategy client group and a 16% increase for events. Revenue in the information technology group was essentially flat for the year. Overall revenue growth was due in part to the improvement in the economy and an increase in the number of sales personnel in 2010. Revenue growth in the U.S. outpaced the growth in Europe, due in part to a stronger economy in the U.S. relative to Europe, resulting in a decrease of 2% in the percentage of revenue earned outside of the U.S. Taking into account the increase in deferred revenue of approximately 12% at December 31, 2010 compared to December 31, 2009 and the increase in the number of sales personnel in 2010, we anticipate that revenue growth will accelerate in 2011.

Cost of Services and Fulfillment

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$94.1	$87.9	$6.2	7%
Cost of services and fulfillment as a percentage of total revenues	38%	38%	—	—
Number of research and fulfillment employees (at end of period)	474	435	39	9%

The increase in the dollar amount of cost of services and fulfillment during 2010 is primarily the result of increased compensation and benefit costs resulting from an increase in the number of employees and an increase in incentive compensation, increased travel-related costs and costs resulting from the acquisition of Strategic Oxygen in December 2009. This increase was partially offset by stock-based compensation expense in 2009 from the accelerated vesting of performance-based stock options. We expect facility lease costs to increase by approximately $5.0 million in 2011, of which approximately $2.2 million will be recorded as cost of services and fulfillment in 2011. The increase in facility lease costs will primarily result from our move into our new corporate headquarters in Cambridge, Massachusetts in the third quarter of 2011. Of the $5.0 million increase, approximately $3.6 million represents lease costs for the period in 2011 for which we have access to our new Cambridge headquarters for construction purposes until the time that we occupy the facility for operations.

Selling and Marketing

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$84.7	$72.5	$12.2	17%
Selling and marketing expenses as a percentage of total revenues	34%	31%	3	10%
Selling and marketing employees (at end of period)	430	364	66	18%

The increase in selling and marketing expenses in dollars and as a percentage of total revenues during 2010 is primarily due to an increase in compensation and benefit costs resulting from an increase in the number of selling and marketing employees and an increase in sales commissions and bonuses. The increase is also attributable to increased travel-related costs. Subject to the business environment for our products and services, we have an ongoing initiative to expand our sales force by 15% to 20% annually. Increased sales of our syndicated research services products attributable to an expanding sales force are generally recognized over a twelve-month period, which typically results in an increase in selling and marketing expense as a percentage of revenue during periods of sales force expansion. As noted above under "costs of services and fulfillment," we expect facility lease costs to increase by approximately $5.0 million in 2011, of which approximately $2.0 million will be recorded as selling and marketing expense in 2011.

General and Administrative

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$34.0	$28.5	$5.5	19%
General and administrative expenses as a percentage of total revenues	14%	12%	2	17%
General and administrative employees (at end of period)	174	148	26	18%

The increase in general and administrative expenses in dollars and as a percentage of total revenues during 2010 is primarily due to an increase in compensation and benefits costs resulting from an increase in the number of general and administrative employees to support our growth plan and an increase in bonuses. The increase is also attributable to increased investments in customer facing technology. As noted above under "costs of services and fulfillment," we expect facility lease costs to increase by approximately $5.0 million in 2011, of which approximately $0.8 million will be recorded as general and administrative expenses in 2011.

Depreciation

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Depreciation expense (dollars in millions)	$3.6	$4.4	$(0.8)	(17)%
Depreciation expense as a percentage of total revenues	1%	2%	(1)	(50%)

The decrease in depreciation expense during 2010 is primarily due to lower amortization of leasehold improvements due to facility consolidations in 2009. We expect depreciation expense to increase substantially in the second half of 2011 due to our new corporate headquarters and customer facing technologies that will be implemented during 2011.

Amortization of Intangible Assets

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Amortization expense (dollars in millions)	$3.6	$2.3	$1.3	58%
Amortization expense as a percentage of total revenues	1%	1%	—	—

The increase in amortization expense during 2010 is primarily due to the amortization of intangible assets from the acquisition of Strategic Oxygen in December 2009. We expect amortization expense to decrease by approximately $1.8 million in 2011 as certain intangible assets relating to Strategic Oxygen become fully amortized in the first quarter of 2011.

Reorganization Costs

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Reorganization costs (dollars in millions)	$—	$5.4	$(5.4)	(100)%
Reorganization costs as a percentage of total revenues	—	2%	(2)	(100%)

Reorganization costs in 2009 consist of $3.1 million incurred in the first quarter of 2009 primarily for severance and related benefit costs in connection with the termination of approximately 50 positions and approximately $2.3 million incurred in the fourth quarter of 2009 for costs related to facility consolidations primarily in Cambridge, Massachusetts.

Other Income, Net

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Other income, net (dollars in millions)	$1.2	$2.3	$(1.1)	(46)%
Other income, net as a percentage of total revenues	1%	1%	—	—

The decrease in other income, net during 2010 is primarily due to lower interest income resulting from lower returns on invested capital.

Gains (Losses) on Investments, Net

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Gains (losses) on investments, net (dollars in millions)	$2.3	$(1.0)	$3.3	334%
Gains (losses) on investments, net as a percentage of total revenues	1%	(1)%	2	200%

Gains (losses) on investments primarily represent our share of our equity method investment gains and losses from our technology-related investment funds. The increase in gains during 2010 is primarily due to increased valuations of certain assets within the funds in 2010 as compared to net decreases in valuations during 2009.

Provision for Income Taxes

	2010	2009	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for income taxes (dollars in millions)	$13.8	$14.9	$(1.1)	(7)%
Effective tax rate	40%	44%	(4)	(9%)

The decrease in the effective tax rate during 2010 is primarily due to a non-cash foreign exchange rate gain on the remeasurement of a euro-denominated deferred tax liability in 2010 as compared to a loss in 2009 and to a reduction in a valuation allowance during 2010 primarily related to the utilization of credits. Such amounts were partially offset by a reduction in tax exempt interest income in 2010 due primarily to lower interest rates.

2009 compared to 2008

Revenues

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
	(Dollars in millions)			
Revenues	$233.4	$240.9	$ (7.5)	(3)%
Revenues from research services	$157.7	$155.4	$ 2.3	2%
Revenues from advisory services and other	$ 75.6	$ 85.5	$ (9.9)	(12)%
Revenues attributable to customers outside of the U.S.	$ 69.3	$ 67.9	$ 1.4	2%
Percentage of revenue attributable to customers outside of the U.S.	30%	28%	2	7%
Number of clients (at end of period)	2,519	2,643	(124)	(5)%
Number of events	14	14	—	—

The decrease in total revenues in 2009 compared to 2008 is primarily attributable to lower demand for our advisory and other services and the adverse effect of foreign exchange during 2009. The effects of foreign exchange resulted in an approximate 2% decrease in total revenues during 2009. The increase in revenue from research services in 2009 is due in part to our objective to drive a higher percentage of our revenue from research services, which was accomplished in part through greater alignment of our sales compensation plan with this objective, as well as the acquisition of JupiterResearch in July 2008. These increases were offset in part by a decline in the number of clients in 2009 due to the global economic slowdown. The decrease in advisory services and other revenue is reflective of the global economic slowdown in 2009 as well as our objective to drive a higher percentage of revenue from research services. No single client company accounted for more than 2% of revenues during 2009 or 2008.

Cost of Services and Fulfillment

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$87.9	$90.6	(2.7)	(3)%
Cost of services and fulfillment as a percentage of total revenues	38%	37%	1	3%
Number of research and fulfillment employees (at end of period)	435	488	(53)	(11%)

The decrease in the dollar amount of cost of services and fulfillment in 2009 compared to 2008 is largely due to lower salary and benefit costs resulting from a lower number of employees in 2009, a decrease in discretionary spending due to management's focus on expense management in light of the global economic downturn, a decrease in outsourced costs and a general freeze in salary increases in 2009.

Selling and Marketing

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$72.5	$77.2	(4.7)	(6)%
Selling and marketing expenses as a percentage of total revenues	31%	32%	(1)	(3)%
Selling and marketing employees (at end of period)	364	410	(46)	(11%)

The decrease in the dollar amount of selling and marketing expenses in 2009 is primarily due to a decrease in compensation resulting from lower headcount and lower sales commissions due to lower sales volume in 2009, reduced discretionary spending and a general salary freeze in 2009.

General and Administrative

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$28.5	$29.7	(1.2)	(4)%
General and administrative expenses as a percentage of total revenues	12%	12%	—	—
General and administrative employees (at end of period)	148	150	(2)	(1%)

The decrease in the dollar amount of general and administrative expenses in 2009 is primarily due to a decrease in professional services fees as approximately $0.9 million of fees were incurred in 2008 related to our historical stock option investigation. The decrease in 2009 is also attributable to lower discretionary spending, lower hiring costs and a general salary freeze in 2009.

Depreciation

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Depreciation expense (dollars in millions)	$4.4	$4.0	$0.4	9%
Depreciation expense as a percentage of total revenues	2%	2%	—	—

The increase in depreciation expense in 2009 is primarily attributable to leasehold improvements completed in 2009.

Amortization of Intangible Assets

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Amortization expense (dollars in millions)	$2.3	$1.4	$0.9	60%
Amortization expense as a percentage of total revenues	1%	1%	—	—

The increase in amortization expense in 2009 is primarily attributable to amortization of intangible assets from the acquisition of JupiterResearch on July 31, 2008 and Strategic Oxygen on December 1, 2009, partially offset by a decrease in amortization from an acquisition in 2003 that became fully amortized in 2008.

Reorganization Costs

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Reorganization costs (dollars in millions)	$5.4	$—	$5.4	N/A
Reorganization costs as a percentage of total revenues	2%	—	2	N/A

Reorganization costs in 2009 consist of $3.1 million incurred in the first quarter of 2009 primarily for severance and related benefit costs in connection with the termination of approximately 50 positions and approximately $2.3 million incurred in the fourth quarter of 2009 for costs related to facility consolidations primarily in Cambridge, Massachusetts.

Other Income, Net

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Other income, net (dollars in millions)	$2.3	$5.4	$(3.1)	(57)%
Other income, net as a percentage of total revenues	1%	2%	(1)	(50%)

Other income, net, which consists primarily of interest income and foreign exchange gains and losses, declined in 2009 primarily due to a decline in interest income resulting from a significant decrease in the rates of return on our investments.

Gains (Losses) on Investments, Net

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Gains (losses) on investments, net (dollars in millions)	$(1.0)	$1.5	$(2.5)	(167)%
Gains (losses) on investments, net as a percentage of total revenues	(1)%	1%	(2)	(200%)

In 2008 we sold the remainder of our investment in comScore, Inc. and received proceeds of approximately $2.3 million resulting in a gain of approximately $2.0 million. In 2009 and 2008, we recognized net losses from our non-marketable investments of approximately $1.0 million and $0.6 million, respectively.

Provision for Income Taxes

	2009	2008	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for income taxes (dollars in millions)	$14.9	$15.6	$(0.7)	(5)%
Effective tax rate	44%	35%	9	26%

The increase in our effective tax rate in 2009 is primarily due to an increase in state taxes, an increase in non-deductible expenses including stock-based compensation and a non-cash foreign exchange loss on the remeasurement of a euro-denominated deferred tax liability. In addition, the 2008 effective tax rate was reduced by a reduction in a valuation allowance on foreign deferred tax assets that did not recur in 2009.

Liquidity and Capital Resources

We have financed our operations primarily through funds generated from operations. Memberships for research services, which constituted approximately 67% of our revenues during 2010, are annually renewable and are generally payable in advance. We generated cash from operating activities of $38.7 million during 2010 and $43.1 million during 2009. The decrease in cash provided from operations is primarily attributable to a lower amount of cash generated from working capital in 2010 of $1.9 million compared to $5.4 million in 2009, primarily due to the timing of income tax payments.

During 2010, we generated $15.6 million of cash from investing activities, consisting primarily of $28.9 million in proceeds from net sales and maturities of marketable investments, which was partially offset by $13.4 million of property and equipment purchases. Property and equipment purchases in 2010 primarily consisted of leasehold improvements for new facilities as well as purchases of software and computer equipment. During 2011, we anticipate spending between $30 million and $35 million for property and equipment purchases, a majority of which will be utilized for the build-out and equipping of our new headquarters in Cambridge, Massachusetts. At December 31, 2010, we had $15.5 million in escrow, recorded as restricted cash on the Consolidated Balance Sheets, which will be utilized to pay for a portion of the build-out of our new headquarters. During 2009, we used $59.5 million of cash in investing activities, consisting primarily of $33.5 million used for net purchases of marketable investments and a $16.8 million increase in restricted cash. The restricted cash was composed of $14.8 million placed in escrow under a lease signed in 2009 for leasehold improvements for our new headquarters, as well as $2.0 million of the purchase price placed in escrow in connection with our acquisition of Strategic Oxygen in December 2009 and which was fully released in the first quarter of 2010. Investing activities in 2009 also included $5.6 million for acquisitions of businesses and $4.3 million for purchases of property and equipment. We regularly invest excess funds in short and intermediate-term interest-bearing obligations of investment grade.

During 2010, we used $61.8 million of cash in financing activities as we paid a special cash dividend in December 2010 of $68.4 million, which represented a payment of $3.00 per share to our common stockholders. We do not currently intend to pay cash dividends in the foreseeable future. Also in 2010, we used $21.3 million for repurchases of our common stock and received $27.9 from proceeds and related tax benefits from exercises of stock options and our employee stock purchase plan. In the fourth quarter of 2010, our board of directors increased our stock repurchase authorization by $60.0 million. As of December 31, 2010, we had $97.4 remaining on our stock repurchase authorization and we plan to continue to repurchase our common stock during 2011. During 2009, we used $20.4 million to repurchase stock and received approximately $4.3 million of proceeds from exercises of stock options and our employee stock purchase plan.

As of December 31, 2010, we held $9.1 million ($11.0 million at par value) of municipal bonds with an auction reset feature ("auction rate securities" or "ARS"). In February 2008, auctions began to fail for these securities and have continued to fail throughout 2010. As a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist. Based on our expected operating cash flows and our cash resources, we do not anticipate the current lack of liquidity on our ARS investments will affect our ability to execute our current business plan.

As of December 31, 2010, we had cash and cash equivalents of $86.9 million and marketable investments of $129.1 million. We do not have a line of credit and do not presently anticipate the need to access a line of credit in the foreseeable future. We plan to continue to introduce new products and services and expect to make the requisite investments in our infrastructure during the next 12 months. We believe that our current cash balance, marketable investments, and cash flows from operations will satisfy working capital, financing activities, and capital expenditure requirements for at least the next two years.

As of December 31, 2010, we had future contractual obligations as follows:

Contractual Obligations	Total	2011	2012	2013	2014	2015	Thereafter
			(In thousands)				
Operating leases	$118,928	$ 7,541	$8,669	$8,883	$8,756	$8,824	$76,255
Other commitments(1)	15,300	15,300	—	—	—	—	—
Total	$134,228	$22,841	$8,669	$8,883	$8,756	$8,824	$76,255

(1) Amount represents a commitment to construct approximately $15.3 million of leasehold improvements under the terms of a build-to-suit lease.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet financing arrangements.

Recent Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the expected dates of adoption and effects on results of operations and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We have historically not used derivative financial instruments.

The primary objective of our investment activities is to preserve principal and maintain liquidity while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and marketable investments in a variety of securities, including U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds. The securities, other than money market funds, are classified as available-for-sale and consequently are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive loss in the Consolidated Balance Sheets. If interest rates rise, the market value of our investments may decline, which could result in a realized loss if we are forced to sell an investment before its scheduled maturity. We have the ability to hold our fixed income investments until maturity (without giving effect to any future acquisitions or mergers). Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio.

At December 31, 2010, we held approximately $9.1 million ($11.0 million at par value) of municipal notes with an auction reset feature ("auction rate securities" or "ARS"). In February 2008, auctions for these securities began to fail and continued to fail throughout 2010. These ARS may not be accessible for in excess of twelve months because of continued failed auctions and have been classified in the Consolidated Balance Sheets as long-term marketable securities as of December 31, 2010. Based on current market conditions, it is likely that auction failures will continue and as a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments. We valued the ARS using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS, based on data available at December 31, 2010. The assumptions used in valuing these ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change, which could result in significant changes to the fair value of these ARS.

The following table provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted-average interest rates by maturity date. ARS are shown based upon their contractual maturity dates between 2024 and 2034.

Principal amounts by maturity dates in U.S. dollars (dollars in thousands):

	Years Ended December 31,			
	2011	2012	2013	Thereafter
State and municipal agency obligations	$43,898	$46,668	$17,415	$9,117
Federal agency and corporate obligations	7,752	4,257	—	—
Total investments	$51,650	$50,925	$17,415	$9,117
Weighted average interest rates	1.63%	1.16%	1.33%	0.54%

Foreign Currency Exchange. On a global level, we face exposure to movements in foreign currency exchange rates as we enter into normal business transactions that may be in currencies other than the local currency of our subsidiaries. In addition, transactions and account balances between our U.S. and foreign subsidiaries expose us to currency exchange risk. This exposure may change over time as business practices evolve and could have a material adverse impact on our results of operations. For the years ended December 31, 2010, 2009 and 2008, we incurred foreign currency exchange losses of $1.4 million, $1.1 million and $1.6 million, respectively. Historically, we have not entered into any hedging agreements. However, we may enter into hedging agreements in the future to attempt to mitigate the financial effect of future fluctuations in the euro or other foreign currencies.

Item 8. *Consolidated Financial Statements and Supplementary Data*

The financial statements listed in the following Index to Financial Statements are filed as a part of this 2010 Annual Report on Form 10-K.

FORRESTER RESEARCH, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Forrester Research, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Forrester Research, Inc. and its subsidiaries at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 14, 2011

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Forrester Research, Inc.
Cambridge, MA

We have audited the accompanying consolidated balance sheet of Forrester Research, Inc. and subsidiaries (the "Company") as of December 31, 2009 and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forrester Research, Inc. and subsidiaries at December 31, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

BDO USA, LLP (formerly known as BDO Seidman, LLP)
Boston, Massachusetts
March 12, 2010 (except with respect to Note 11, as to which the date is March 11, 2011)

FORRESTER RESEARCH, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(In thousands, except per share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 86,927	$ 97,805
Marketable investments (Note 4)	119,990	152,037
Accounts receivable, net (Note 12)	73,574	67,436
Deferred income taxes (Note 6)	4,089	5,276
Deferred commissions	12,598	9,631
Prepaid expenses and other current assets	16,733	8,616
Restricted cash (Note 7)	3,879	—
Total current assets	317,790	340,801
Long-term marketable investments (Note 4)	9,117	9,950
Restricted cash (Notes 2 and 7)	11,609	16,770
Property and equipment, net (Note 12)	19,838	5,823
Deferred income taxes (Note 6)	7,779	10,323
Goodwill (Note 3)	67,958	68,314
Intangible assets, net (Note 3)	8,487	12,108
Non-marketable investments (Note 5)	7,359	5,546
Other assets	540	561
Total assets	$ 450,477	$ 470,196
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,644	$ 2,078
Accrued expenses (Note 12)	36,485	30,168
Deferred revenue	131,521	117,888
Total current liabilities	171,650	150,134
Non-current liabilities	6,920	8,117
Total liabilities	178,570	158,251
COMMITMENTS (NOTE 7)		
STOCKHOLDERS' EQUITY (NOTE 8):		
Preferred stock, $.01 par value		
Authorized — 500 shares, issued and outstanding — none	—	—
Common stock, $.01 par value		
Authorized — 125,000 shares		
Issued — 30,500 and 29,362 in 2010 and 2009, respectively		
Outstanding — 22,812 and 22,334 in 2010 and 2009, respectively	305	294
Additional paid-in capital	358,017	325,207
Retained earnings	81,652	129,559
Treasury stock — 7,688 and 7,028 in 2010 and 2009, respectively, at cost	(162,595)	(141,250)
Accumulated other comprehensive loss	(5,472)	(1,865)
Total stockholders' equity	271,907	311,945
Total liabilities and stockholders' equity	$ 450,477	$ 470,196

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
REVENUES:			
Research services	$168,508	$157,726	$155,339
Advisory services and other	82,218	75,626	85,536
Total revenues	250,726	233,352	240,875
OPERATING EXPENSES:			
Cost of services and fulfillment	94,105	87,873	90,582
Selling and marketing	84,663	72,487	77,164
General and administrative	33,960	28,461	29,723
Depreciation	3,628	4,380	4,007
Amortization of intangible assets	3,620	2,290	1,435
Reorganization costs	—	5,441	—
Total operating expenses	219,976	200,932	202,911
Income from operations	30,750	32,420	37,964
Other income, net	1,249	2,297	5,373
Gains (losses) on investments, net	2,301	(982)	1,473
Income before income taxes	34,300	33,735	44,810
Income tax provision	13,793	14,869	15,595
Net income	$ 20,507	$ 18,866	$ 29,215
Basic income per common share	$ 0.91	$ 0.83	$ 1.27
Diluted income per common share	$ 0.89	$ 0.82	$ 1.24
Basic weighted average common shares outstanding	22,478	22,645	23,062
Diluted weighted average common shares outstanding	23,063	22,884	23,585

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional		Treasury Stock		Accumulated Other	Total	
	Number of Shares	$.01 Par Value	Paid-in Capital	Retained Earnings	Number of Shares	Cost	Comprehensive Income (Loss)	Stockholders' Equity	Comprehensive Income
					(In thousands)				
Balance, December 31, 2007	28,165	$282	$284,431	$ 81,478	5,011	$ (90,428)	$ (747)	$275,016	
Issuance of common stock upon exercise of options and under stock purchase plan, including tax benefit	981	9	25,429	—	—	—	—	25,438	
Stock-based compensation expense	—	—	5,289	—	—	—	—	5,289	
Purchase of common stock	—	—	—	—	1,090	(30,423)	—	(30,423)	
Net income	—	—	—	29,215	—	—	—	29,215	$29,215
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(1,724)	(1,724)	(1,724)
Cumulative translation adjustment	—	—	—	—	—	—	686	686	686
Total comprehensive income									$28,177
Balance, December 31, 2008	29,146	291	315,149	110,693	6,101	(120,851)	(1,785)	303,497	
Issuance of common stock upon exercise of options and under stock purchase plan, including tax benefit	216	3	4,013	—	—	—	—	4,016	
Stock-based compensation expense	—	—	6,045	—	—	—	—	6,045	
Purchase of common stock	—	—	—	—	927	(20,399)	—	(20,399)	
Net income	—	—	—	18,866	—	—	—	18,866	$18,866
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(440)	(440)	(440)
Cumulative translation adjustment	—	—	—	—	—	—	360	360	360
Total comprehensive income									$18,786
Balance, December 31, 2009	29,362	294	325,207	129,559	7,028	(141,250)	(1,865)	311,945	
Issuance of common stock upon exercise of options and under stock purchase plan, including tax benefit	1,138	11	27,733	—	—	—	—	27,744	
Stock-based compensation expense	—	—	4,874	—	—	—	—	4,874	
Purchase of common stock	—	—	—	—	660	(21,345)	—	(21,345)	
Dividend paid on common shares	—	—	—	(68,414)	—	—	—	(68,414)	
Capital contributed by seller of acquired business (Note 2)	—	—	203	—	—	—	—	203	
Net income	—	—	—	20,507	—	—	—	20,507	$20,507
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(925)	(925)	(925)
Cumulative translation adjustment	—	—	—	—	—	—	(2,682)	(2,682)	(2,682)
Total comprehensive income									$16,900
Balance, December 31, 2010	30,500	$305	$358,017	$ 81,652	7,688	$(162,595)	$(5,472)	$271,907	

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 20,507	$ 18,866	$ 29,215
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and asset write-offs	3,671	5,278	4,007
Amortization of intangible assets	3,620	2,290	1,435
Net (gains) losses from investments	(2,301)	982	(1,473)
Deferred income taxes	2,356	1,943	1,503
Stock-based compensation	4,874	6,111	5,358
Amortization of premium on investments	2,587	1,167	870
Foreign currency losses	1,374	1,107	1,611
Other non-cash items	55	—	—
Changes in assets and liabilities, net of acquisitions			
Accounts receivable	(7,467)	(2,090)	7,400
Deferred commissions	(2,968)	119	881
Prepaid expenses and other current assets	(8,220)	7,092	(4,184)
Accounts payable	1,422	(2,342)	(893)
Accrued expenses	3,975	(69)	(2,289)
Deferred revenue	15,172	2,645	211
Net cash provided by operating activities	38,657	43,099	43,652
Cash flows from investing activities:			
Acquisitions	(1,660)	(5,592)	(22,406)
Purchases of property and equipment	(13,426)	(4,284)	(3,698)
Purchases of marketable investments	(116,280)	(645,312)	(1,224,793)
Proceeds from sales and maturities of marketable investments	145,195	611,859	1,288,532
Change in restricted cash	1,282	(16,770)	—
Other investing activity	491	558	937
Net cash provided by (used in) investing activities	15,602	(59,541)	38,572
Cash flows from financing activities:			
Dividend paid on common stock	(68,414)	—	—
Proceeds from issuance of common stock under employee equity incentive plans and employee stock purchase plan	25,971	4,282	18,577
Excess tax benefits from stock-based compensation	1,949	—	8,476
Repurchases of common stock	(21,345)	(20,399)	(30,423)
Net cash used in financing activities	(61,839)	(16,117)	(3,370)
Effect of exchange rate changes on cash and cash equivalents	(3,298)	886	(2,539)
Net increase (decrease) in cash and cash equivalents	(10,878)	(31,673)	76,315
Cash and cash equivalents, beginning of year	97,805	129,478	53,163
Cash and cash equivalents, end of year	$ 86,927	$ 97,805	$ 129,478
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 16,583	$ 10,945	$ 7,992

The accompanying notes are an integral part of these consolidated financial statements.

(1) Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

Forrester Research, Inc. ("Forrester" or "the Company") is an independent research company that provides pragmatic and forward-thinking advice to global leaders in business and technology. Forrester's products and services are targeted to 19 specific roles, including senior management in business strategy, marketing, and information technology at $1 billion-plus revenue companies who collaborate with Forrester to accelerate achievement of their business goals. The accompanying consolidated financial statements include the accounts of Forrester and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Forrester considers the more significant of these estimates to be revenue recognition, stock-based compensation, non-marketable investments, goodwill and intangible assets, income taxes and valuation and impairment of marketable investments. On an ongoing basis, management evaluates its estimates. Actual results could differ from these estimates.

Reclassifications

The classification of certain costs within the line items "costs of services and fulfillment" and "selling and marketing" has changed from the prior year's consolidated financial statements to properly reflect the nature of those costs. The change in classification resulted in an increase to cost of services and fulfillment with a corresponding decrease in selling and marketing expenses of $3.6 million and $2.8 million for the years ended December 31, 2009 and 2008, respectively, and did not have an effect on total operating expenses or income from operations.

Fair Value Measurements

The Company has certain financial assets recorded at fair value which have been classified as Level 1, 2 or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements.

Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

Level 2 — Fair value based on inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Fair value based on unobservable inputs that are supported by little or no market activity and such inputs are significant to the fair value of the assets or liabilities.

The carrying amounts reflected in the Consolidated Balance Sheets for cash, cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities.

Cash, Cash Equivalents, and Marketable Investments

Forrester considers all short-term, highly liquid investments with original maturities at the time of purchase of 90 days or less to be cash equivalents. The Company's investments with an auction reset feature and for which the Company does not have the ability to sell within one year from the balance sheet date are classified as long-term investments.

The Company's investments are composed of securities of U.S. government agencies, municipal notes some of which contain an auction reset feature ("auction rate securities" or "ARS"), corporate notes and bonds and money market funds. Forrester accounts for all marketable investments, except for ARS that were subject to the right offering with UBS as discussed further in Note 4, as available-for-sale securities and as such are carried at fair value, with unrealized gains and losses (not related to credit losses) recorded in accumulated other comprehensive loss in the Consolidated Balance Sheets. Realized gains and losses on securities are included in earnings and are determined using the specific identification method. The Company conducts periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under current accounting standards. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive loss. The determination of whether a loss is considered temporary is based in part on whether the Company intends to sell the security or whether the Company would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. During the years ended December 31, 2010, 2009 and 2008, the Company did not record any other-than-temporary impairment charges on its available-for-sale securities.

During the fourth quarter of 2008, the Company reclassified ARS held by UBS from available-for-sale to trading securities. Investments that the Company designates as trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized in gain (losses) on investments, net, in the Consolidated Statements of Income. See Note 4.

Concentrations of Credit Risk

Forrester has no significant off-balance sheet or concentration of credit risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject Forrester to concentrations of credit risk are principally cash equivalents, marketable investments, and accounts receivable. Forrester places its investments in highly rated securities. No single customer accounted for greater than 2% of revenues or accounts receivable in any of the periods presented.

Deferred Commissions

Commissions incurred in acquiring new or renewing existing contracts, which are earned in the month that a contract is booked, are deferred and expensed to operations as the related revenue is recognized. Forrester evaluates the recoverability of deferred commissions at each balance sheet date.

Goodwill

Goodwill is not amortized; however, it is required to be tested for impairment annually using a fair value approach at the reporting unit level. Furthermore, testing for impairment is required on an interim basis if an event or circumstance indicates that it is more likely than not an impairment loss has been incurred. An impairment loss would be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Absent an event that indicates a specific impairment may exist, the Company has selected November 30 as the date for performing the annual goodwill impairment test. Goodwill impairment charges have not been required for the years ended December 31, 2010, 2009 and 2008.

Impairment of Other Long-Lived Tangible and Intangible Assets

Forrester continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets and intangible assets may warrant revision or if events or circumstances indicate that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to the estimated fair value of the asset.

Foreign Currency

The functional currency of the majority of Forrester's wholly-owned subsidiaries is their respective local currencies. These subsidiary financial statements are translated to U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues and expenses, with translation gains and losses accumulated as a component of accumulated other comprehensive loss. Gains and losses related to the remeasurement of monetary assets and liabilities denominated in a currency other than an entity's functional currency are included in other income, net in the Consolidated Statements of Income. For the years ended December 31, 2010 and 2009, Forrester recorded $1.4 million and $1.1 million of foreign exchange losses, respectively, in other income, net. Forrester recorded net foreign exchange losses in other income, net related to remeasurement of intercompany transactions of $1.6 million during the year ended December 31, 2008, of which $1.9 million related to prior years. In addition, Forrester's German holding companies, for which the functional currency is the United States dollar, recognized $0.4 million, $(0.6) million and $0.6 million of remeasurement gains (losses) on its deferred tax liability in income tax expense for the years ended December 31, 2010, 2009 and 2008, respectively.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as of December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Net unrealized loss on marketable investments, net of taxes	$(1,000)	$ (75)
Cumulative translation adjustment	(4,472)	(1,790)
Total accumulated other comprehensive loss	$(5,472)	$(1,865)

The components of comprehensive income are as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Net income	$20,507	$18,866	$29,215
Cumulative translation adjustment	(2,682)	360	686
Unrealized gain (loss) on marketable investments:			
Change in unrealized loss on marketable investments, net of taxes	(925)	(440)	(4,699)
Reclassification adjustment for realized gains in net income, net of taxes	—	—	(1,095)
Reclassification adjustment for realized loss from transfer of ARS from available-for-sale securities to trading securities, net of taxes	—	—	4,070
Total comprehensive income	$16,900	$18,786	$28,177

Revenue Recognition

Forrester generates revenues from licensing research, performing advisory services and consulting projects and hosting events. Forrester executes contracts that govern the terms and conditions of each arrangement. Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed and determinable, services have been provided to the customer and collectability is reasonably assured. Revenues from contracts that contain multiple deliverables are allocated among the separate units based on their relative fair values; however, the amount recognized is limited to the amount that is not contingent on future performance conditions. Research service revenues are recognized ratably over the term of the agreement. Advisory service revenues are recognized when the customer receives the agreed upon deliverable and consulting project revenues, which are short-term in nature and based upon fixed-fee agreements, are recognized as the services are provided. Losses on consulting project contracts, if any, would be recognized in the period in which the loss first becomes probable and reasonably estimable. Reimbursed out-of-pocket expenses are recorded as advisory service revenues. Events revenues are recognized upon completion of the event. Annual subscriptions to our RoleView research, which include access to all or a designated portion of our research, and depending on the type of license, membership in one or more of our Forrester leadership boards, unlimited phone or email analyst inquiry, unlimited participation in Forrester Teleconferences, and the right to attend one event, are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Annual subscriptions to our data products include access to designated survey data products and access to a data specialist, and are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Clients are offered a service guarantee, which gives them the right to cancel their contracts prior to the end of the contract term and receive a refund for unused products or services.

Stock-Based Compensation

Forrester recognizes the fair value of stock-based compensation expense over the requisite service period of the individual grantee, which generally equals the vesting period. Cash flows resulting from the tax benefits of tax deductions in excess of the compensation expense recognized for stock-based awards are classified as financing cash flows. The Company is required to estimate future forfeitures of stock-based awards for recognition of compensation expense. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior recognized expense if the actual forfeitures are higher than estimated. The actual expense recognized over the vesting period will only be for those awards that vest. Stock-based compensation expense was recorded in the following expense categories (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Cost of services and fulfillment	$2,094	$2,961	$2,776
Selling and marketing	943	1,123	988
General and administrative	1,837	2,027	1,594
Total	$4,874	$6,111	$5,358

The options granted under the equity incentive plans and shares subject to the employee stock purchase plan were valued utilizing the Black Scholes model using the following assumptions and had the following fair values:

	Years Ended December 31,					
	2010		2009		2008	
	Equity Incentive Plans	Employee Stock Purchase Plan	Equity Incentive Plans	Employee Stock Purchase Plan	Equity Incentive Plans	Employee Stock Purchase Plan
Average risk-free interest rate	1.93%	0.17%	1.85%	0.29%	2.59%	2.41%
Expected dividend yield	None	None	None	None	None	None
Expected life	3.6 Years	0.5 Years	3.5 Years	0.5 Years	3.5 Years	0.5 Years
Expected volatility	40%	25%	44%	44%	35%	35%
Weighted average fair value	$ 9.67	$ 6.38	$ 8.38	$ 6.81	$ 8.00	$ 7.27

The dividend yield of zero is based on the fact that Forrester had never paid cash dividends until the board of directors approved a special dividend of $3.00 per common share in the fourth quarter of 2010. The Company has no present intention to pay cash dividends in the foreseeable future. Expected volatility is based, in part, on the historical volatility of Forrester's common stock as well as management's expectations of future volatility over the expected term of the awards granted. The risk-free interest rate used is based on the U.S. Treasury Constant Maturity rate with an equivalent remaining term. Where the expected term of a stock-based award does not correspond with a term for which the interest rates are quoted, Forrester uses the rate with the maturity closest to the award's expected term. The expected term calculation is based upon Forrester's historical experience of exercise patterns. The unamortized fair value of stock-based awards as of December 31, 2010 was $5.6 million, with a weighted average remaining recognition period of 1.7 years.

Allowance for Doubtful Accounts

Forrester maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make contractually obligated payments. When evaluating the adequacy of the allowance for doubtful accounts, the Company makes judgments regarding the collectability of accounts receivable by specifically analyzing historical bad debts, customer concentrations, current economic trends, and changes in the customer payment terms. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and if the financial condition of the Company's customers were to improve, the allowances may be reduced accordingly.

Depreciation and Amortization

Forrester provides for depreciation and amortization of property and equipment, computed using the straight-line method, over estimated useful lives of assets as follows:

	Estimated Useful Life
Computers and equipment	2 to 5 Years
Computer software	3 Years
Furniture and fixtures	7 Years
Leasehold improvements	Shorter of asset life or lease term

Forrester provides for amortization of intangible assets, computed using an accelerated method according to the expected cash flows to be received from the underlying assets, over the respective lives as follows:

	Estimated Useful Life
Customer relationships	5 to 11 Years
Research content	1 to 2 Years
Registered trademarks	1 Year
Technology	7 Years

Income Taxes

Forrester recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements and tax basis of assets and liabilities as well as operating loss carryforwards.

Forrester's provision for income taxes is composed of a current and a deferred provision for federal, state and foreign jurisdictions. The current provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. The deferred income tax provision is calculated as the net change during the year in deferred tax assets and liabilities. Valuation allowances are provided if based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

Forrester accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on a quarterly basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense.

Net Income Per Common Share

Basic income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the diluted weighted average number of common shares and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding stock options and restricted stock units.

Basic and diluted weighted average common shares are as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Basic weighted average common shares outstanding	22,478	22,645	23,062
Weighted average common equivalent shares	585	239	523
Diluted weighted average common shares outstanding	23,063	22,884	23,585

For the years ended December 31, 2010, 2009 and 2008, options to purchase approximately 0.4 million, 2.0 million and 1.5 million shares, respectively, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been anti-dilutive.

New Accounting Pronouncements

In September 2009, the FASB issued Update No. 2009-13, *"Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force"* (ASU 2009-13). It updates the existing multiple-element revenue arrangements guidance currently included under ASC 605-25, which originated primarily from the guidance in EITF Issue No. 00-21, *"Revenue Arrangements with Multiple Deliverables"*. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. ASU 2009-13 will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company will adopt the new standard effective January 1, 2011 for contracts entered into or materially modified after that date. The adoption of this standard is not expected to have a significant effect on the Company's financial position, results of operations or cash flows.

Effective January 1, 2010 the Company adopted ASU No. 2010-06, *"Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements."* According to the guidance, a reporting entity should provide additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3 fair value measurements. The adoption of the additional disclosures for Level 1 and Level 2 fair value measurements did not have an impact on the Company's financial position, results of operations or cash flows. The disclosures regarding Level 3 fair value measurements do not become effective until January 1, 2011 and will not have an impact on the Company's financial position, results of operations or cash flows.

Effective January 1, 2010, the Company adopted ASU No. 2009-17, *"Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities."* The amendments in this update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. The adoption of this standard did not have an impact on the Company's financial position, results of operations or cash flows.

(2) Acquisitions

Strategic Oxygen

On December 1, 2009, Forrester acquired the Strategic Oxygen business to further support Forrester's syndicated business model and the Company's role-based strategy. The total purchase price was approximately $7.3 million, of which approximately $4.6 million was paid on the acquisition date, $0.5 million was paid in February 2010 and $0.4 million is payable in June 2011, subject to reduction for indemnification claims. The remaining purchase price of $1.8 million represented contingent purchase price valued as of December 1, 2009, which was subject to adjustment based on the achievement of certain financial metrics related to the acquired business. Of the $1.8 million contingent purchase price, $0.2 million was paid in December 2009 and $1.2 million was paid in February 2010 as full consideration. At December 31, 2009, the Company maintained approximately $2.0 million in an escrow account classified as restricted cash in the Consolidated Balance Sheets related to the contingent purchase price. The balance of the escrow was fully released in the first quarter of 2010. The Company recorded a credit of approximately $0.5 million within general and administrative expense during 2010 as a result of a reduction in the estimated amount of contingent purchase price from December 31, 2009 to the final calculation date. The results of Strategic Oxygen, which were not material to the consolidated financial statements, have been included in Forrester's consolidated financial statements since December 1, 2009 in the Technology Industry Client Group segment. Pro forma financial information has not been provided as it is not material to the consolidated results of operations.

An agreement existed between an employee of Strategic Oxygen, who became an employee of Forrester upon the closing of the acquisition, and the seller of Strategic Oxygen that provided for an allocation of a portion of the contingent consideration from the seller to the employee. The contingent consideration was earned by the seller based upon the financial performance of Strategic Oxygen for a short period of time subsequent to the acquisition. Forrester was not a party to this agreement; however, this payment in the amount of $0.2 million paid to Forrester's employee by the seller is considered to have resulted in services that benefited Forrester, and therefore the payment was required to be recorded as a non-cash compensation expense, within general and administrative expense, by Forrester and as a capital contribution to Forrester by the seller in 2010.

Forrester Middle East FZ-LLC

On January 22, 2009, Forrester acquired all of the outstanding share capital of Forrester Middle East FZ-LLC (FME), a Dubai, UAE based reseller of Forrester's products that also offered consulting services to local customers, to expand the Company's direct geographical presence in the area. The total purchase price was approximately $1.1 million of which approximately $0.6 million was paid on the acquisition date, $0.2 million was paid in 2009 and $0.3 million was contingent upon the acquired company meeting certain financial metrics, which were not met and accordingly the final $0.3 million was not required to be paid by Forrester. The results of FME's operations, which were not material to the consolidated financial statements, have been included in Forrester's consolidated financial statements since January 22, 2009, with the revenue included within the client group segment to which it relates. Pro forma financial information has not been provided as it is not material to the consolidated results of operations.

A summary of the purchase price allocation for Strategic Oxygen and FME is as follows (in thousands):

Assets:	
Accounts receivable	$ 1,972
Prepaid expenses	33
Property and equipment	26
Goodwill	1,409
Intangible assets	7,261
Total assets	10,701
Liabilities:	
Accounts payable	387
Accrued expenses	1,471
Deferred revenue	450
Total liabilities	2,308
Net assets acquired	$ 8,393

Approximately $0.9 million of the goodwill is deductible for tax purposes. The Company believes the goodwill reflects its expectations of synergistic revenue opportunities from the acquisitions.

Intangible assets are amortized according to the expected cash flows to be received. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

	Assigned Value	Useful Life (in years)
Customer relationships	$2,958	10
Technology	1,507	7
Research content	2,500	1
Trademarks and other	296	1
	$7,261	

On July 31, 2008, Forrester acquired all of the outstanding capital stock of JUPR Holdings, Inc. ("Holdings"), the parent company of JupiterResearch, LLC ("JupiterResearch"). JupiterResearch provided business professionals with syndicated research, analysis, and advice backed by proprietary data. The acquisition supported the Company's role-based strategy and added greater depth and breadth to the marketing and strategy syndicated product offering, increased the number of client companies and was expected to reduce operating expenses of the combined entity through economies of scale. The total consideration was $22.0 million, which consisted of initial cash consideration of $23.0 million less a working capital adjustment of $1.0 million which was received in the fourth quarter of 2008. The aggregate purchase price of $22.6 million consisted of $22.0 million for the acquisition of all outstanding shares of Holdings common stock, $0.4 million of direct acquisition costs and $0.2 million for severance related to 14 employees of JupiterResearch terminated as a result of the acquisition. The results of JupiterResearch's operations have been included in Forrester's consolidated financial statements since July 31, 2008 in the Marketing and Strategy Client Group segment.

A summary of the purchase price allocation for JupiterResearch is as follows (in thousands):

Assets:	
Accounts receivable	$ 2,636
Prepaid expenses and other current assets	500
Property and equipment, net	398
Deferred tax asset, net	1,738
Goodwill	14,807
Intangible assets	8,267
Total assets	28,346
Liabilities:	
Accounts payable	419
Accrued expenses	996
Deferred revenue	4,378
Total liabilities	5,793
Net assets acquired	$22,553

Approximately $4.1 million of the goodwill is deductible for tax purposes. The Company believes the goodwill reflects its expectations of synergistic revenue opportunities from the acquisition.

(3) Goodwill and Other Intangible Assets

A summary of the goodwill by segment and the changes in the carrying amount of goodwill for the Information Technology Client Group ("IT"), Technology Industry Client Group ("TI"), Marketing and Strategy Client Group ("M&S") and Events segments is as follows (in thousands):

	IT	TI	M&S	Events	Total
Balance, December 31, 2008	$22,291	$23,360	$19,860	$1,913	$67,424
Acquisitions	7	1,395	6	1	1,409
Purchase accounting adjustments(1)	—	—	(597)	—	(597)
Translation adjustments	26	27	23	2	78
Balance, December 31, 2009	22,324	24,782	19,292	1,916	68,314
Translation adjustments	(116)	(129)	(101)	(10)	(356)
Balance, December 31, 2010	$22,208	$24,653	$19,191	$1,906	$67,958

(1) Adjustments relate to the finalization of the JupiterResearch acquisition, primarily relating to tax attributes that were finalized in the first quarter of 2009.

As of December 31, 2010, the Company had no accumulated goodwill impairment losses.

A summary of Forrester's intangible assets is as follows (in thousands):

	December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$30,478	$23,670	$6,808
Research content	6,060	5,727	333
Technology	1,507	229	1,278
Trademarks	876	876	—
Other	223	155	68
Total	$39,144	$30,657	$8,487

	December 31, 2009		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$30,478	$22,398	$ 8,080
Research content	6,060	3,727	2,333
Technology	1,507	16	1,491
Trademarks	876	808	68
Other	223	87	136
Total	$39,144	$27,036	$12,108

Amortization expense related to intangible assets was approximately $3.6 million, $2.3 million and $1.4 million during the years ended December 31, 2010, 2009 and 2008, respectively. Estimated amortization expense related to intangible assets that will continue to be amortized is as follows (in thousands):

Year ending December 31, 2011	$1,773
Year ending December 31, 2012	1,241
Year ending December 31, 2013	1,128
Year ending December 31, 2014	1,034
Year ending December 31, 2015	954
Thereafter	2,357
Total	$8,487

(4) Marketable Investments

The following table summarizes the Company's marketable investments (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2010				
Available-for-sale securities				
State and municipal obligations	$ 12,011	$ 23	$ (25)	$ 12,009
Federal agency and corporate obligations	107,669	483	(171)	107,981
Total short-term available-for-sale securities	119,680	506	(196)	119,990
ARS, long-term	11,000	—	(1,883)	9,117
Total available-for-sale securities	$130,680	$506	$(2,079)	$129,107

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2009				
Available-for-sale securities				
State and municipal obligations	$ 45,392	$ 482	$ (2)	45,872
Federal agency and corporate obligations	73,992	498	—	74,490
Total short-term available-for-sale securities	119,384	980	(2)	120,362
Non-UBS ARS, long-term	11,000	—	(1,050)	9,950
Total available-for-sale securities	130,384	980	(1,052)	130,312
Trading securities				
UBS ARS	31,675	—	(2,100)	29,575
UBS Right	—	2,100	—	2,100
Total securities	$162,059	$3,080	$(3,152)	$161,987

The following table summarizes the maturity periods of the marketable securities in the Company's portfolio as of December 31, 2010. In February 2008, certain ARS that Forrester held experienced failed auctions that limited the liquidity of these securities. These auction failures have continued throughout 2010 and based on current market conditions, it is likely that auction failures will continue. The following table reflects the ARS at their contractual maturity dates of between 2024 and 2034 (in thousands).

	FY 2011	FY 2012	FY2013	Thereafter	Total
Federal agency and corporate obligations	$ 7,752	$ 4,257	$ —	$ —	$ 12,009
State and municipal obligations	43,898	46,668	17,415	—	107,981
ARS	—	—	—	9,117	9,117
Total short and long-term	$51,650	$50,925	$17,415	$9,117	$129,107

The following table shows the gross unrealized losses and market value of Forrester's available-for-sale securities with unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	As of December 31, 2010			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
State and municipal bonds	$ 3,258	$ 25	$ —	$ —
Federal agency and corporate obligations	45,928	171	—	—
ARS	—	—	9,117	1,883
Total	$49,186	$196	$9,117	$1,883

	As of December 31, 2009			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
State and municipal bonds	$ 1,148	$ 2	$—	$—
ARS	9,950	1,050	—	—
Total	$11,098	$1,052	$—	$—

In November 2008, the Company accepted an offer (the "Right") from UBS AG ("UBS"), one of its investment advisors, entitling the Company to sell at par value auction-rate securities originally purchased from UBS ($29.6 million fair value and $31.7 million par value at December 31, 2009) at any time during a two-year period from June 30, 2010 through July 2, 2012 ("UBS ARS"). In accepting the Right, the Company also granted UBS the authority to sell or auction the UBS ARS at par at any time up until the expiration date of the offer and released UBS from any claims relating to the marketing and sale of the UBS ARS. As the Company intended to exercise the Right during 2010, it classified the UBS ARS in current assets in the Consolidated Balance Sheets at December 31, 2009. During 2010, UBS repurchased all of the UBS ARS outstanding at par value.

The enforceability of the Right resulted in a put option that was recognized as a separate freestanding asset and was accounted for separately from the ARS investment. As of December 31, 2009, the fair value of the Right was approximately $2.1 million, which is classified as a marketable investment in current assets in the Consolidated Balance Sheets. The Company made an election to measure the Right at fair value in order to match the changes in the fair value of the ARS. The Company valued the Right using a discounted cash flow approach including estimates of interest rates and timing and amount of cash flow, based on data available as of December 31, 2009 and adjusted for any bearer risk associated with UBS's financial ability to repurchase the UBS ARS beginning June 30, 2010.

Prior to accepting the UBS offer, the Company classified its ARS as available-for-sale securities, and therefore recorded resulting unrealized gains or losses, net of tax, in accumulated other comprehensive loss on the

Consolidated Balance Sheets. In connection with the acceptance of the UBS offer in November 2008, the Company reclassified its ARS subject to the Right from available-for-sale to trading securities. The transfer to trading securities reflected the Company's intent to exercise its put option during the period June 30, 2010 to July 3, 2012. Prior to its agreement with UBS, the Company's intent was to hold the UBS ARS until the earlier of an anticipated recovery in market value or maturity. Upon transfer to trading securities, the Company recognized an unrealized loss of approximately $6.9 million, included in gains (losses) on investments, net for the year ended December 31, 2008, for the amount of the unrealized loss not previously recognized in earnings. This amount offset a $6.9 million gain recognized for the initial value of the Right for the year ended December 31, 2008.

The Company holds additional ARS ($9.1 million fair value and $11.0 million par value at December 31, 2010) with another investment advisor who has not made an offer similar to UBS. These ARS will continue to be held as available-for-sale and are classified as a long-term asset in the Consolidated Balance Sheets. The Company intends to retain its investment in these ARS until the earlier of an anticipated recovery in market value or maturity and as a result has not recorded an other-than-temporary loss on these ARS.

Realized gains or losses on sales of the Company's federal obligations, state and municipal bonds and corporate bonds were not significant for the years ended December 31, 2010, 2009 or 2008.

The following table represents the Company's fair value hierarchy for its financial assets (cash equivalents and marketable investments) measured at fair value on a recurring basis (in thousands):

	As of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Money market funds(1)	$25,222	$ —	$ —	$ 25,222
Federal agency and corporate obligations	—	107,981	—	107,981
State and municipal obligations	—	12,009	9,117	21,126
Total	$25,222	$119,990	$9,117	$154,329

	As of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Money market funds(1)	$50,472	$ —	$ —	$ 50,472
Federal agency and corporate obligations	—	74,490	—	74,490
State and municipal obligations	—	45,872	39,525	85,397
UBS Right	—	—	2,100	2,100
Total	$50,472	$120,362	$41,625	$212,459

(1) Included in cash and cash equivalents.

Level 2 assets consist of the Company's entire portfolio of federal, municipal and corporate bonds, excluding those municipal bonds described below with an auction reset feature. Level 2 assets have been initially valued at the transaction price and subsequently valued, at the end of each reporting period, typically utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation models, including both income and market based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.

Level 3 assets at December 31, 2010 consist entirely of municipal bonds with an auction reset feature and at December 31, 2009 also include the UBS Right. Prior to 2008, the fair value of the ARS investments approximated par value due to the frequent resets through the auction process. While the Company continues to earn interest on its ARS at the contractual rate, these securities trade infrequently and therefore do not have a readily determinable market value. Accordingly, the estimated fair value of the ARS no longer approximates par value. At December 31, 2010, the Company held ARS with one investment advisor that provided a valuation of the ARS at par value, which Forrester considered to be a Level 3 input based on the limited market activity. In addition to the valuation provided by the investment advisor, Forrester completed a valuation of the securities using a discounted cash flow model that included estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums and expected holding periods of the securities. Forrester relied most heavily on its own valuation, based primarily on the lack of market activity in these securities, which resulted in an unrealized loss recorded in other comprehensive loss in the Consolidated Balance Sheets of $1.9 million and $1.1 million at December 31, 2010 and 2009, respectively. The Company believes that the loss is temporary due to the strong underlying credit rating of the securities and the fact that the Company does not intend to sell the securities and is not likely to be required to sell the securities. The assumptions used in valuing the ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change.

Through July 1, 2010, the Company also held ARS with UBS. Historically, UBS provided a valuation utilizing Level 3 inputs for the ARS investments. UBS utilized a discounted cash flow approach to arrive at its valuation, which was corroborated by a separate and comparable discounted cash flow analysis prepared by the Company. The assumptions used in preparing the discounted cash flow model included estimates, based on data available at each balance sheet date, of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. The Company valued the UBS Right as an asset using a discounted cash flow approach including estimates of interest rates, timing and amount of cash flows, adjusted for any bearer risk associated with UBS's financial ability to repurchase the ARS beginning June 30, 2010, based on data available at each balance sheet date. The combined fair value of the Right and the UBS ARS historically equaled the par value of the UBS ARS. The remaining $5.4 million of par value UBS ARS at June 30, 2010 were sold to UBS at par under the Right on July 1, 2010.

The following table provides a summary of changes in fair value of the Company's Level 3 financial assets for the years ended December 31, 2010 and 2009 (in thousands):

	UBS Right	ARS
Balance at December 31, 2008	$ 6,887	$ 39,613
Sales/Maturities	—	(3,825)
Total gains (losses):		
Included in other comprehensive income	—	(1,050)
Included in earnings	(4,787)	4,787
Balance at December 31, 2009	2,100	39,525
Sales/Maturities	—	(31,675)
Total gains (losses):		
Included in other comprehensive income	—	(833)
Included in earnings	(2,100)	2,100
Balance at December 31, 2010	$ —	$ 9,117

(5) Non-Marketable Investments

At December 31, 2010 and 2009, the carrying value of the Company's non-marketable investments, which were composed primarily of interests in technology-related private equity funds, were $7.4 million and $5.5 million, respectively.

One of the Company's investments, with a book value of $1.7 million and $1.9 million at December 31, 2010 and 2009, respectively, is being accounted for using the cost method and, accordingly, is valued at cost unless an other-than-temporary impairment in its value occurs. The other investments are being accounted for using the equity method as the investments are limited partnerships and Forrester has an ownership interest in excess of 5% and, accordingly, Forrester records its share of the investee's operating results each period. During the years ended December 31, 2010, 2009 and 2008, the Company recorded gains (losses) from its non-marketable investments of approximately $2.3 million, $(1.0) million and $(0.6) million, respectively, which are included in gains (losses) on investments, net in the Consolidated Statements of Income. During the years ended December 31, 2010, 2009 and 2008, gross distributions of $0.5 million, $0.1 million and $0.6 million, respectively, were received from the funds.

In June 2010, the Company extended the expiration date of a cash bonus plan, originally adopted in 2000, that would pay a bonus, after the return of invested capital from certain of the Company's non-marketable investments, to certain key employees. To date, no bonuses have been paid under the plan and no amounts are accrued as of December 31, 2010 as payments under the plan were not considered probable. The plan will now automatically expire on June 30, 2013, subject to earlier expiration as provided in the plan in the event that prior to such date there are less than 10 participants in the plan or all of the Company's invested capital (as defined in the plan) has been returned to the Company.

(6) Income Taxes

Income from continuing operations before income tax provision for the years ended December 31, 2010, 2009 and 2008 consists of the following (in thousands):

	2010	2009	2008
Domestic	$33,964	$33,094	$40,076
Foreign	336	641	4,734
Total	$34,300	$33,735	$44,810

The components of the income tax provision for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	2010	2009	2008
Current:			
Federal	$ 8,722	$ 8,853	$ 9,238
State	1,571	3,488	3,325
Foreign	1,144	585	1,515
	11,437	12,926	14,078
Deferred:			
Federal	2,301	1,774	2,059
State	1,025	(346)	(43)
Foreign	(970)	515	(499)
	2,356	1,943	1,517
Income tax provision	$13,793	$14,869	$15,595

A reconciliation of the federal statutory rate to Forrester's effective tax rate for the years ended December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Income tax provision at federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax resulting from:			
State tax provision, net of federal benefit	5.0	6.1	4.7
Non-deductible expenses	2.2	0.7	0.4
Tax-exempt interest income	(1.3)	(3.0)	(3.8)
Stock option compensation deduction	0.2	1.1	(0.3)
Other, net	3.6	3.0	1.6
Exchange rate (gain) loss	(1.1)	1.8	(1.7)
Change in valuation allowance	(3.4)	(0.6)	(1.1)
Effective tax rate	40.2%	44.1%	34.8%

The components of deferred income taxes as of December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
Non-deductible reserves and accruals	$ 5,087	$ 4,469
Stock compensation	5,106	5,542
Depreciation and amortization	376	1,727
Net operating loss and other carryforwards	8,962	19,445
Gross deferred tax asset	19,531	31,183
Less — valuation allowance	(2,676)	(11,672)
Sub-total	16,855	19,511
Goodwill amortization	(5,528)	(6,930)
Deferred commissions	(4,987)	(3,912)
Net deferred tax asset	$ 6,340	$ 8,669

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is required in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Although realization is not assured, based upon the Company's historical taxable income and projections of the Company's future taxable income over the periods during which the deferred tax assets are deductible and the carryforwards expire, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, as discussed below.

As of December 31, 2010 and 2009, the Company maintained a valuation allowance of approximately $2.7 million and $11.7 million, respectively, primarily relating to foreign net operating loss carryforwards from an acquisition, foreign tax credit carryforwards and U.S. capital losses.

As of December 31, 2010, the Company had federal net operating loss carryforwards of approximately $17.1 million obtained from acquired businesses. These carryforwards are limited pursuant to section 382 of the Internal Revenue Code due to changes in ownership as a result of the acquisitions. If unused, these carryforwards would expire on various dates from 2019 through 2028.

The Company also has foreign net operating loss carryforwards of approximately $32.8 million, which can be carried forward indefinitely. Approximately $5.6 million of the foreign net operating loss carryforwards relate to a prior acquisition, the utilization of which is subject to limitation under the tax law of the United Kingdom. The Company has a German net operating loss against which it had provided a full valuation allowance in prior years. During 2010 the Company reconsidered its position and determined that the ability of the Company to benefit from the net operating loss did not meet the more likely than not standard. Accordingly, the deferred tax asset and corresponding valuation allowance for the German net operating loss have been removed from the components of deferred taxes with no effect to the Company's overall tax provision.

As of December 31, 2010, the Company had U.S. federal and state capital loss carryforwards of $2.2 million, of which $1.0 million expires in 2012 and $1.2 million expires in 2014.

The following table provides a summary of the changes in the deferred tax valuation allowance for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Deferred tax valuation allowance at January 1	$11,672	$10,922	$12,794
Additions	440	1,532	51
Deductions	(9,405)	(1,261)	(948)
Translation adjustments	(31)	479	(975)
Deferred tax valuation allowance at December 31	$ 2,676	$11,672	$10,922

During the years ended December 31, 2010 and 2008, the Company recognized approximately $5.9 million and $8.5 million, respectively, of tax benefits from excess tax deductions resulting from employee stock option exercises. The tax benefit was recorded as an increase to additional paid-in-capital. Excess tax benefits from share-based payments are recognized in the year that the deduction reduces the amount of cash payable for taxes. No such tax benefits were recognized in the year ended December 31, 2009.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $0.8 million as of December 31, 2010. The Company has not provided any additional federal or state income taxes or foreign withholding taxes on the undistributed earnings as such earnings have been indefinitely reinvested in the business. Due to the various methods by which such earnings could be repatriated in the future, the amount of taxes attributable to the undistributed earnings is not practicably determinable.

The Company utilizes a two step process for the measurement of uncertain tax positions that have been taken or are expected to be taken on a tax return. The first step is a determination of whether the tax position should be recognized in the financial statements. The second step determines the measurement of the tax position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is summarized as follows for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	2010	2009	2008
Unrecognized tax benefits at January 1	$ 919	$1,222	$1,409
Additions for tax positions of prior years	410	—	398
Reductions for tax positions of prior years	—	(19)	(12)
Additions for tax positions of current year	77	—	—
Settlements	—	—	(320)
Lapse of statute of limitations	(184)	(284)	(253)
Unrecognized tax benefits at December 31	$1,222	$ 919	$1,222

As of December 31, 2010, the total amount of unrecognized tax benefits totaled approximately $1.2 million, all of which if recognized, would decrease our effective tax rate in a future period. The Company expects that the changes in the unrecognized benefits within the next twelve months will be immaterial.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense and such amounts were not material in the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010 and 2009, the Company had approximately $0.2 million and $0.2 million, respectively, of accrued interest and penalties related to uncertain tax positions.

The Company files income tax returns in the U.S. and in foreign jurisdictions. Generally, the Company is no longer subject to U.S. state, local and foreign income tax examinations by tax authorities in its major jurisdictions for years before 2005, except to the extent of net operating loss and tax credit carryforwards from those years. Major taxing jurisdictions include the U.S., the Netherlands and the United Kingdom.

(7) Commitments

As of December 31, 2010, Forrester had future contractual obligations as follows for operating leases (in thousands):

2011	$ 7,541
2012	8,669
2013	8,883
2014	8,756
2015	8,824
Thereafter	76,255
Total minimum lease payments	$118,928

On September 29, 2009, the Company entered into a build-to-suit net lease ("Lease") pursuant to which the landlord will build a new corporate headquarters building for the Company in Cambridge, Massachusetts. Pursuant to the Lease, as amended, the landlord will construct an approximately 190,000 square foot building ("Building") and lease the Building and parcel to the Company for an initial term of 15 years. During construction, the Company will continue to occupy its current corporate headquarters in Cambridge, Massachusetts under the existing lease for such premises. In accordance with the Lease, the Company is required to place funds in escrow for leasehold improvements for the Building. At December 31, 2010, the Company had $15.5 million in escrow for leasehold improvements, of which $11.6 million is classified as long-term restricted cash and $3.9 million is classified within current assets on the Consolidated Balance Sheets.

Aggregate rent expenses, net of sublease income, were approximately $10.6 million, $10.0 million and $9.4 million for the years ended December 31, 2010, 2009, and 2008, respectively.

(8) Stockholders' Equity

Preferred Stock

Forrester has authorized 500,000 shares of $.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any series or designation of such series.

Treasury Stock

Forrester's Board of Directors has authorized an aggregate $260 million, including an additional $60 million approved in October 2010, to purchase common stock under the stock repurchase program. The shares repurchased may be used, among other things, in connection with Forrester's equity incentive and purchase plans. As of December 31, 2010, Forrester had repurchased approximately 7.7 million shares of common stock at an aggregate cost of $162.6 million.

Dividends

The Company paid a special cash dividend in December 2010 of $68.4 million, which represented a payment of $3.00 per share to common stockholders.

Equity Plans

Forrester maintains the following four equity incentive plans: the 2006 Equity Incentive Plan (the "2006 Plan"), the Amended and Restated 1996 Equity Incentive Plan (the "1996 Plan"), the 2006 Stock Option Plan for Directors' (the "2006 Directors' Plan") and the 1996 Stock Option Plan for Non-Employee Directors (the "1996 Directors' Plan"). Upon approval of the 2006 Plan and the 2006 Directors Plan by stockholders, no future awards under the 1996 Plan and 1996 Directors Plan could be granted or issued.

In May 2006, the 2006 Plan was approved by the stockholders of the Company. The 2006 Plan provides for the issuance of stock-based awards, including incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), and restricted stock units ("RSUs") to purchase up to 4,350,000 shares authorized in the 2006 Plan plus up to 2,500,000 shares returned from the 1996 Plan. Under the terms of the 2006 Plan, ISOs may not be granted at less than fair market value on the date of grant (and in no event less than par value). Options generally vest annually over two to four years and expire after 10 years and RSUs generally vest over three to four years, in each case sometimes subject to performance conditions in addition to the passage of time. Options and RSUs granted under the 2006 Plan immediately vest upon certain events, as described in the 2006 Plan. As of December 31, 2010, approximately 3.0 million shares were available for future grant of awards under the 2006 Plan.

The 1996 Plan provided for the issuance of stock-based awards, including ISOs and NSOs, to purchase up to 13,500,000 shares of common stock. Under the terms of the 1996 Plan, ISOs were not granted at less than fair market value on the date of grant (and in no event less than par value). ISO grants to holders of 10% of the combined voting power of all classes of Forrester stock were required to be granted at an exercise price not less than 110% of the fair market value at the date of grant. Options generally vested ratably over two to four years and will expire after 10 years and were sometimes subject to performance conditions in addition to the passage of time. At December 31, 2010, approximately 0.4 million options remain outstanding and are fully vested under the 1996 Plan.

In May 2006, the 2006 Directors' Plan was approved by the stockholders of the Company. The 2006 Directors' Plan provides for the issuance of options to purchase up to 450,000 shares of common stock. Under the 2006 Directors' Plan, each non-employee director shall be awarded an option to purchase 6,000 shares of common stock, at an exercise price equal to the fair market value of the common stock upon his or her election as a director. These options vest in four equal annual installments, with the first installment vested on the date of grant. In addition, prior to the 2010 annual stockholder meeting, each non-employee director was entitled to receive an option to purchase 12,500 shares of common stock, at an exercise price equal to the fair market value of the common stock on the grant date, each year immediately following Forrester's annual stockholders' meeting, and commencing with the 2010 annual stockholders meeting, non-employee directors are now entitled to receive an option to purchase 12,000 shares immediately following the meeting. These options vest in four equal installments on the first, second, third, and fourth anniversaries of the date of grant. Options granted under the 2006 Directors' Plan immediately vest upon certain events, as described in the 2006 Directors' Plan. As of December 31, 2010, approximately 140,000 shares were available for future grant of awards under the 2006 Directors Plan.

Options issued under the 1996 Directors' Plan were granted at an exercise price equal to the fair market value of the common stock at the time of grant, each year immediately following Forrester's annual stockholders' meeting. These options vested in four equal installments on the first, second, third, and fourth anniversaries of the date of grant. At December 31, 2010, approximately 0.1 million options remain outstanding and are fully vested under the 1996 Directors Plan.

Stock Options

Stock option activity for the year ended December 31, 2010 is presented below (in thousands, except per share data):

	Number of Shares	Weighted - Average Exercise Price Per Share	Weighted - Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	3,090	$25.18		
Granted	364	30.41		
Exercised	(1,050)	22.41		
Forfeited	(189)	42.42		
Outstanding at December 31, 2010	2,215	$26.00	6.63	$20,743
Exercisable at December 31, 2010	1,350	$24.91	5.53	$14,171
Vested and expected to vest at December 31, 2010	2,102	$25.87	6.52	$19,962

The total intrinsic value of options exercised during 2010, 2009 and 2008 was $11.6 million, $0.7 million and $10.4 million, respectively.

On April 3, 2006, Forrester issued to its employees options to purchase 587,500 shares of common stock. These options were subject to performance criteria and would vest only if certain operating margin targets related to full year 2006 performance were achieved. The vesting of these options was over 24 or 36 months, or the options could be forfeited, depending on the actual operating margin achieved for 2006. During 2006, operating performance was expected to result in the options vesting over 36 months and expense was recognized assuming that vesting period. The actual operating margin for 2006 resulted in accelerated vesting of the options over 24 months and the compensation expense associated with the accelerated vesting was recognized on a prospective basis through the remainder of the vesting period. The expense related to these options was recognized on a graded basis.

On April 2, 2007, Forrester issued to its employees options to purchase 293,600 shares of common stock. These options were subject to performance criteria and would vest only if certain operating margin targets related to full year 2007 performance were achieved. The vesting of these options was over 24 or 36 months, or the options could be forfeited, depending on the actual operating margin achieved for 2007. During 2007, operating performance was expected to result in the options vesting over 36 months and expense was recognized assuming that vesting period. The actual operating margin for 2007 resulted in the options vesting over 36 months and the expense related to these options was recognized on a graded basis.

On April 1, 2008, Forrester issued to its employees options to purchase 370,000 shares of common stock. These options were subject to performance criteria and would vest only if certain operating profit targets related to full year 2008 performance were achieved. The vesting of these options was over 24, 36 or 48 months, or the options could be forfeited, depending on the actual operating profit achieved for 2008. During 2008, operating performance was expected to result in the options vesting over 48 months and expense was recognized assuming that vesting period. The actual operating profit targets for 2008 resulted in accelerated vesting of the options over 24 months and the compensation expense associated with the accelerated vesting was recognized on a prospective basis through the remainder of the vesting period. The expense related to these options was recognized on a graded basis.

Restricted Stock Units

Restricted stock units ("RSUs") represent the right to receive one share of Forrester common stock when the restrictions lapse and the vesting conditions are met, and are valued on the date of grant based upon the value of the Company's stock on the date of grant.

In 2009, Forrester issued to its employees 95,496 performance-based RSUs. The vesting of the RSUs is subject to performance criteria and will vest at 100% or 40% on April 1, 2012, or the RSUs could be forfeited, depending on whether specified revenue growth and certain operating margin targets related to full year 2011 performance are achieved. Compensation expense in 2010 and 2009 was recognized based on the assumption of 100% vesting of the RSUs.

In 2010, Forrester issued to its employees approximately 63,000 performance-based RSUs. The vesting of the RSUs is subject to performance criteria and will vest at 100% or 40% on April 1, 2013, or the RSUs could be forfeited, depending on whether specified revenue growth and certain operating margin targets related to full year 2012 performance are achieved. Compensation expense in 2010 was recognized based on the assumption of 100% vesting of the RSUs. In addition, Forrester issued approximately 42, 000 RSUs during 2010 that generally vest equally over a four-year period.

RSU activity for the year ended December 31, 2010 is presented below (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2009	94	$25.21
Granted	105	29.77
Vested or settled	—	—
Forfeited	(7)	26.57
Unvested at December 31, 2010	192	$27.64

Employee Stock Purchase Plan

In September 1996, Forrester adopted the 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan, as amended and restated in 2009, provides for the issuance of up to 1.5 million shares of common stock and as of December 31, 2010 approximately 0.5 million shares remain available for issuance. With certain limited exceptions, all employees of Forrester who have completed six months or more of continuous service in the employ of Forrester and whose customary employment is more than 20 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. Purchase periods under the Stock Purchase Plan are generally six months in length and commence on each successive January 1 and July 1. During each purchase period the maximum number of shares of common stock that may be purchased by an employee is limited to the number of shares equal to $12,500 divided by the fair market value of a share of common stock on the first day of the purchase period. An employee may elect to have up to 10% deducted from his or her compensation for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of: a) 85% of the closing price of the common stock on the day that the purchase period commences, or b) 85% of the closing price of the common stock on the day that the purchase period terminates. Shares purchased by employees under the Stock Purchase Plan are as follows (in thousands, except per share data):

Purchase Period Ended	Shares Purchased	Purchase Price
June 30, 2010	45	$22.67
December 31, 2010	44	$26.44
June 30, 2009	43	$20.87
December 31, 2009	38	$21.46
June 30, 2008	32	$23.38
December 31, 2008	36	$23.98

(9) Employee Pension Plans

Forrester sponsors several defined contribution plans for eligible employees. Generally, the defined contribution plans have funding provisions which, in certain situations, require contributions based upon formulas relating to employee wages or the level of elective participant contributions, as well as allow for additional discretionary contributions. Further, certain plans contain vesting provisions. Forrester's contributions to these plans totaled approximately $2.8 million, $2.0 million and $2.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(10) Reorganization

During the first quarter of 2009, Forrester announced a reduction of its workforce by approximately 50 positions in response to conditions and demands of the market and a slower economy. Additionally, Forrester identified certain leased office space that was no longer required to support the ongoing business. As a result, Forrester recorded a reorganization charge of approximately $3.1 million in the three months ended March 31, 2009. Approximately 44% of the terminated employees were members of the sales force, while 38% and 18% held research and administrative roles, respectively. In addition, during the fourth quarter of 2009, Forrester incurred additional reorganization costs of $2.3 million related to facility consolidations primarily in Cambridge, Massachusetts. Of the $2.3 million fourth quarter 2009 charge, approximately $1.4 million relates to future lease payments through September 2011 and $0.9 million relates to the write-off of leasehold improvements.

The activity related to the reorganization during the years ended December 31, 2010 and 2009 is as follows (in thousands):

	Workforce Reduction	Facility Consolidation	Total
Total charge	$ 2,872	$ 2,569	$ 5,441
Cash payments	(2,774)	(84)	(2,858)
Non-cash portion of charge	—	(898)	(898)
Accrual at December 31, 2009	98	1,587	1,685
Cash payments	(98)	(1,141)	(1,239)
Accrual at December 31, 2010	$ —	$ 446	$ 446

The remainder of the costs accrued at December 31, 2010, classified as accrued expenses on the Consolidated Balance Sheets, are expected to be paid during 2011.

(11) Operating Segment and Enterprise Wide Reporting

Forrester is organized into three client groups with each client group responsible for writing relevant research for the roles within the client organizations on a worldwide basis. The three client groups are: Information Technology ("IT"), Technology Industry ("TI"), and Marketing and Strategy ("M&S"). All of the client groups generate revenues through sales of research and advisory and other service offerings targeted at specific roles within their targeted clients. Each of the client groups consists of research personnel focused primarily on issues relevant to particular roles and to the day-to-day responsibilities of persons within the roles. Amounts included in the "Events" segment relate to the operations of the events production department. Revenue reported in the Events segment consists primarily of sponsorships and event tickets to Forrester events.

Forrester evaluates reportable segment performance and allocates resources based on direct margin. Direct margin, as presented below, is defined as operating income excluding sales expenses, certain marketing and fulfillment expenses, stock-based compensation expense, general and administrative expenses, depreciation expense, amortization of intangible assets and reorganization costs. In the first quarter of 2010, the Company modified its calculation of segment direct margin to exclude all sales expenses. Accordingly, the 2009 and 2008 amounts have been reclassified to conform to the current presentation. The accounting policies used by the reportable segments are the same as those used in the consolidated financial statements.

Forrester does not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

The following tables present information about reportable segments (in thousands).

	IT	TI	M&S	Events	Consolidated
Year ended December 31, 2010					
Revenue	$93,414	$74,799	$71,313	$11,200	$ 250,726
Direct margin	64,854	54,859	43,264	4,753	167,730
Selling, marketing, administrative and other expenses					(133,360)
Amortization of intangible assets					(3,620)
Income from operations					$ 30,750
Year ended December 31, 2009					
Revenue	$92,950	$66,848	$63,910	$ 9,644	$ 233,352
Direct margin	65,073	49,163	36,089	3,183	153,508
Selling, marketing, administrative and other expenses					(113,357)
Amortization of intangible assets					(2,290)
Reorganization costs					(5,441)
Income from operations					$ 32,420
Year ended December 31, 2008					
Revenue	$99,869	$69,621	$58,773	$12,612	$ 240,875
Direct margin	69,299	53,226	30,841	5,397	158,763
Selling, marketing, administrative and other expenses					(119,364)
Amortization of intangible assets					(1,435)
Income from operations					$ 37,964

Net long-lived tangible assets by location as of December 31, 2010 and 2009 are as follows (in thousands):

	2010	2009
United States	$15,903	$4,793
United Kingdom	3,423	258
Europe (excluding United Kingdom)	506	765
Other	6	7
	$19,838	$5,823

Net revenues by geographic destination and as a percentage of total revenues for the years ended December 31, 2010, 2009, and 2008 are as follows (in thousands):

	2010	2009	2008
United States	$180,065	$164,031	$172,973
Europe (excluding United Kingdom)	31,188	31,011	31,179
United Kingdom	15,285	15,200	14,294
Canada	13,724	13,706	13,267
Other	10,464	9,404	9,162
	$250,726	$233,352	$240,875

	2010	2009	2008
United States	72%	70%	72%
Europe (excluding United Kingdom)	12%	13%	13%
United Kingdom	6%	7%	6%
Canada	6%	6%	6%
Other	4%	4%	3%
	100%	100%	100%

(12) Certain Balance Sheet Accounts

Property and Equipment:

Property and equipment as of December 31, 2010 and 2009 consist of the following (in thousands):

	2010	2009
Computers and equipment	$10,815	$10,758
Computer software	13,433	10,828
Furniture and fixtures	4,763	4,653
Leasehold improvements	16,650	6,043
Total property and equipment	45,661	32,282
Less accumulated depreciation and amortization	25,823	26,459
	$19,838	$ 5,823

Accrued Expenses:

Accrued expenses as of December 31, 2010 and 2009 consist of the following (in thousands):

	2010	2009
Payroll and related benefits	$21,150	$16,153
Taxes	3,025	2,896
Other	12,310	11,119
	$36,485	$30,168

Allowance for Doubtful Accounts:

A roll-forward of the allowance for doubtful accounts as of and for the years ended December 31, 2010, 2009, and 2008 is as follows (in thousands):

	2010	2009	2008
Balance, beginning of year	$ 406	$ 485	$ 727
Provision for doubtful accounts	212	490	594
Additions from acquisition	—	—	107
Write-offs	(211)	(569)	(943)
Balance, end of year	$ 407	$ 406	$ 485

(13) Summary Selected Quarterly Financial Data (unaudited)

The following is a summary of selected unaudited consolidated quarterly financial data for the years ended December 31, 2010 and 2009 (in thousands, except per share data):

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Total revenues	$59,180	$64,653	$59,777	$67,116
Income from operations	$ 7,738	$10,129	$ 5,813	$ 7,070
Net income	$ 5,772	$ 6,902	$ 3,704	$ 4,129
Basic income per common share	$ 0.26	$ 0.31	$ 0.16	$ 0.18
Diluted income per common share	$ 0.25	$ 0.30	$ 0.16	$ 0.18

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Total revenues	$56,407	$61,578	$53,881	$61,486
Income from operations	$ 3,185	$12,218	$ 7,950	$ 9,067
Net income	$ 2,631	$ 6,152	$ 4,300	$ 5,783
Basic income per common share	$ 0.11	$ 0.27	$ 0.19	$ 0.26
Diluted income per common share	$ 0.11	$ 0.27	$ 0.19	$ 0.26

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect material misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, management believes that as of December 31, 2010, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, which appears on page F-1 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting in the quarter ending December 31, 2010 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Executive Officers

The following table sets forth information about our executive officers as of March 1, 2011.

Name	Age	Position
George F. Colony	57	Chairman of the Board, Chief Executive Officer
Michael A. Doyle	55	Chief Financial Officer and Treasurer
Dwight Griesman	53	Chief Marketing Officer
Elizabeth Lemons	54	Chief People Officer
Gail S. Mann, Esq.	59	Chief Legal Officer and Secretary
Gregory Nelson	38	Chief Sales Officer
Mark R. Nemec	41	Managing Director, Technology Industry Client Group
George Orlov	53	Chief Information Officer and Chief Technology Officer
Thomas Pohlmann	44	Managing Director, Technology Industry Client Group
Charles Rutstein	38	Chief Operating Officer
Dennis van Lingen	46	Managing Director, Marketing & Strategy Client Group; Chief EMEA (Europe, Middle East, and Africa) Officer

George F. Colony, Forrester's founder, has served as Chairman of the Board of Directors and Chief Executive Officer since the Company's inception in July 1983, and as President since September 2001 and from 1983-2000.

Michael A. Doyle began serving as the Company's Chief Financial Officer and Treasurer in September 2007. Prior to joining the Company, Mr. Doyle was Chief Financial Officer of Easylink Services Corporation, a publicly traded telecommunications messaging provider, since 2004. Prior to joining Easylink, Mr. Doyle was the Chief Financial Officer for North America of Dun & Bradstreet Corporation from 2002 to 2004, and from 1997 to 2002, he held various senior financial and marketing positions with Cendant Corporation.

Dwight Griesman became Forrester's Chief Marketing Officer in August 2008. Mr. Griesman joined the Company in 2005 as Vice President and Practice Leader, Forrester Leadership Boards. Previously, he was Managing Director at the Forbes Consulting Group Quantitative Analytics Division from 2001-2004.

Elizabeth Lemons became Forrester's Chief People Officer in March 2007. Ms. Lemons joined the Company in June 2006 as Vice President, Strategic Growth for the Americas. Previously, she was Director of Human Resources at the Joslin Diabetes Center from 2005 to June 2006 and Vice President and Partner at Executive Destinations Inc., an executive career management firm, from 1997-2005.

Gail S. Mann, Esq. became Forrester's Chief Legal Officer and Secretary in February 2004. Ms. Mann previously was of counsel to the law firm of Morse, Barnes-Brown & Pendleton, P.C. from 2002 until joining Forrester. Prior to 2002 Ms. Mann was Vice President and Associate General Counsel of Harcourt General, Inc., a global multimedia publishing company, and its affiliate, The Neiman Marcus Group, a high end specialty retailer, from 1999-2001, and Vice President and Assistant General Counsel of Digital Equipment Corporation from 1994 to 1998.

Gregory Nelson became Chief Sales Officer in August 2009. Previously, he served as Vice President of Sales for our Information Technology Client Group — EMEA region from September 2007 to August 2009. From January 2004 to September 2007 Mr. Nelson served as a regional sales director for the Company, and prior to that, he held sales positions with the Company and with Giga Information Group, Inc., which we acquired in 2003.

Mark R. Nemec, Ph.D. became Managing Director of Forrester's Technology Industry Client Group in January 2007. Previously, Mr. Nemec was Vice President, Forrester Leadership Boards in 2006, and prior to that, Vice President, Council Manager. Prior to joining Forrester in 2005, Mr. Nemec was a senior director at the Advisory

Board Company, a research consultancy based in Washington, D.C from 2000 to 2005. Previously, Mr. Nemec was on the faculty of Davidson College from 1999 to 2000.

George M. Orlov became Forrester's Chief Information Officer and Chief Technology Officer in December 2004. Prior to joining Forrester, Mr. Orlov was Chief Information Officer and Chief Technology Officer for Callisma, Inc., a professional services firm focused on technology infrastructure that was acquired by SBC Communications in 2003. Prior to 2003, Mr. Orlov served as Vice President and Chief Information Officer at Pacific Gas & Electric from 1998 to 2000, and prior thereto, he held the same position with Commonwealth Edison Company from 1996 to 1998.

Thomas Pohlmann became Managing Director of Forrester's Information Technology Client Group in December 2010. Mr. Pohlmann joined Forrester in 2000. During 2010, Mr. Pohlmann served as Vice President in charge of developing a new client-facing website for the Company, and previously was Vice President of IT Research from 2007 to 2009, and a Research Director from 2004 to 2006.

Charles Rutstein became Forrester's Chief Operating Officer effective January 1, 2007. Mr. Rutstein joined Forrester in 1999. In 2006, Mr. Rutstein served as President, Forrester Americas. In 2005, he served as our Vice President, Community and previously was our Vice President of Consulting from 2003 to 2005. Prior to 2003, Mr. Rutstein held various leadership positions in our research organization. Before joining Forrester, Mr. Rutstein served as a principal consultant with Price Waterhouse Management Consulting Services.

Dennis van Lingen became Managing Director of our Marketing and Strategy Client Group in January 2007. Mr. Van Lingen also serves as Forrester's Chief Europe, Middle East, and Africa (EMEA) Officer. He was formerly President of EMEA from May 2006 to December 2006 and Vice President of Marketing for the Americas from January 2004 to May 2006. Mr. Van Lingen joined Forrester in 2000 as Director of Marketing for Europe. Before joining Forrester, Mr. Van Lingen worked as a senior manager in the marketing and public relations divisions of Nissan Europe for 10 years.

Our Code of Business Conduct and Ethics covers all employees, officers and directors, including our principal executive, financial and accounting officers. A copy of our Code of Business Conduct and Ethics can be found on our web site, *www.forrester.com*.

We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Company's Code of Business Conduct and Ethics, that relates to a substantive amendment or material departure from a provision of the Code, by posting such information on our Internet website at *www.forrester.com*. We also intend to satisfy the disclosure requirements of the Nasdaq Stock Market regarding waivers of the Code of Business Conduct and Ethics by posting such information on our Internet website at *www.forrester.com*.

The remainder of the response to this item is contained in our Proxy Statement for our 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", all of which is incorporated herein by reference.

Item 11. *Executive Compensation*

The response to this item is contained in the 2011 Proxy Statement under the captions "Directors' Compensation" and "Executive Compensation" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The response to this item is contained in the 2011 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

The following table summarizes, as of December 31, 2010, the number of options issued under our equity compensation plans and the number of shares available for future issuance under these plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(1)
Equity compensation plans approved by stockholders	2,407,079(1)	$26.00	3,632,099(2)
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	2,407,079	$26.00	3,632,099

(1) Includes 191,730 restricted stock units that are not included in the calculation of the weighted average exercise price.

(2) Includes, as of December 31, 2010, 2,997,891 shares available for issuance under our 2006 Equity Incentive Plan, 140,000 shares under our 2006 Director's Stock Option Plan, and 494,208 shares that are available for issuance under our Amended and Restated Employee Stock Purchase Plan.

The shares available under our 2006 Equity Incentive Plan are available to be awarded as restricted or unrestricted stock or stock units.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The response to this item is contained in the Company's 2011 Proxy Statement under the captions "Information with Respect to Board of Directors", "Certain Relationships and Related Transactions", and "Related Person Transactions" and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The response to this item is contained in the Company's 2011 Proxy Statement under the caption "Independent Registered Public Accounting Firm" and is incorporated herein by reference.

PART IV

Item 15. *Exhibits, Financial Statements Schedules.*

a. *Financial Statements.* See Index on page 28.

b. *Financial Statement Schedules.* None.

c. *Exhibits.* A complete listing of exhibits required is given in the Exhibit Index that precedes the exhibits filed with this report on page 33 hereof.

EXHIBIT INDEX

Exhibit No.	Description
2.1(1)	Agreement and Plan of Merger dated as of January 20, 2003 between Forrester Research, Inc., Whitcomb Acquisition Corp. and Giga Information Group, Inc.
3.1(2)	Restated Certificate of Incorporation of Forrester Research, Inc.
3.2(3)	Certificate of Amendment of the Certificate of Incorporation of Forrester Research, Inc.
3.3(4)	Bylaws of Forrester Research, Inc., as amended
4(2)	Specimen Certificate for Shares of Common Stock, $.01 par value, of Forrester Research, Inc.
10.1+(2)	Registration Rights and Non-Competition Agreement
10.2+(5)	1996 Amended and Restated Equity Incentive Plan, as amended
10.3+(16)	Amended and Restated Employee Stock Purchase Plan
10.4+(6)	1996 Amended and Restated Stock Option Plan for Non-Employee Directors
10.5+(7)	2006 Equity Incentive Plan
10.6+(20)	Stock Option Plan for Directors, as amended
10.7+(8)	Form of Stock Option Certificate (1996 Amended and Restated Equity Incentive Plan)
10.8+(9)	Form of Performance-Based Option Certificate (1996 Amended and Restated Equity Incentive Plan)
10.9+(10)	Form of Director's Option Certificate (1996 Amended and Restated Stock Option Plan for Non-Employee Directors)
10.10+(11)	Form of Incentive Stock Option Certificate (2006 Equity Incentive Plan)
10.11+(11)	Form of Non-Qualified Stock Option Certificate (2006 Equity Incentive Plan)
10.12+(12)	Form of Performance-Based Option Certificate (2006 Equity Incentive Plan)
10.13+(17)	Form of Restricted Stock Unit Award Agreement (2006 Equity Incentive Plan)
10.14+(12)	Form of Director's Option Certificate (2006 Stock Option Plan for Directors)
10.15+(13)	Description of Matrix Bonus Plan
10.16+(18)	Executive Cash Incentive Plan
10.17+(12)	Employment Offer Letter from Company to Michael A. Doyle dated July 24, 2007
10.18+(14)	Employment Agreement between Forrester Research B.V. and Dennis Van Lingen dated as of June 20, 2000, and Addendum thereto dated May 21, 2001
10.19+(15)	Separation Agreement between the Company and Julie Meringer, dated January 4, 2011
10.20+(23)	Employee Retention Plan
10.21+(24)	Amendment to Employee Retention Plan
10.22(19)	Lease dated May 6, 1999 between Technology Square LLC and the Company for the premises located at 400 Technology Square, Cambridge, Massachusetts
10.23(5)	Fifth Amendment to Lease dated as of January 1, 2005 between Technology Square Finance, LLC and the Company for the premises located at 400 Technology Square, Cambridge, Massachusetts
10.24(14)	Sixth Amendment to Lease date as of April 22, 2008 between ARE-Tech Square, LLC and Forrester Research, Inc. for the premises located at 400 Technology Square, Cambridge, Massachusetts
10.25(21)	Lease of Premises at Cambridge Discovery Park, Cambridge, Massachusetts dated as of September 29, 2009 from BHX, LLC, as Trustee of Acorn Park I Realty Trust to the Company
10.26(22)	First Amendment of Lease dated as of December 21, 2009 by 200 Discovery Park, LLC, successor to BHX, LLC, as Trustee of Acorn Park I Realty Trust, and the Company
10.27(21)	Agreement Regarding Project Rights dated as of September 29, 2009, by BHX, LLC, a Massachusetts limited liability company, as Trustee of Acorn Park I Realty Trust, a Massachusetts nominee trust, and the Company
21(15)	Subsidiaries of the Registrant
23.1(15)	Consent of PricewaterhouseCoopers LLP
23.2(15)	Consent of BDO USA, LLP

Exhibit No.	Description
31.1(15)	Certification of the Principal Executive Officer
31.2(15)	Certification of the Principal Financial Officer
32.1(15)	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2(15)	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

+ Denotes management contract or compensation arrangements.

(1) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on January 22, 2003 (File No. 000-21433) and incorporated herein by reference.

(2) Filed as an Exhibit to Forrester's Registration Statement on Form S-1A filed on November 5, 1996 (File No. 333-12761) and incorporated by reference herein.

(3) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-21433) and incorporated by reference herein.

(4) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on February 4, 2010 (File No. 000-21433) and incorporated herein by reference.

(5) Files as an Exhibit to Forrester's Annual Report on 10-K for the year ended December 31, 2004 (File No. 000-21433) and incorporated herein by reference.

(6) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 (File No. 000-21433) and incorporated herein by reference.

(7) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.

(8) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 000-21433) and incorporated herein by reference.

(9) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 000-21433) and incorporated herein by reference.

(10) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-21433) and incorporated herein by reference.

(11) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-21433) and incorporated herein by reference.

(12) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-21433) and incorporated herein by reference.

(13) Included in Forrester's Current Report on Form 8-K filed on January 24, 2007 (File No. 000-21433) and incorporated herein by reference.

(14) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 000-21433) and incorporated herein by reference.

(15) Filed herewith.

(16) Included as Exhibit A in Forrester's Proxy Statement for its 2009 Annual Meeting of Stockholders filed on April 3, 2009 (File No. 000-21433) and incorporated herein by reference.

(17) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 000-21433) and incorporated herein by reference.

(18) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on February 17, 2010 (File No. 000-21433) and incorporated herein by reference.

(19) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (File No. 000-21433) and incorporated herein by reference.

(20) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No 000-21433) and incorporated herein by reference.

(21) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-21433) and incorporated herein by reference.

(22) File as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 000-21433) and incorporated herein by reference.

(23) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-21433) and incorporated herein by reference.

(24) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 000-21433) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORRESTER RESEARCH, INC.

By: /s/ GEORGE F. COLONY

George F. Colony
Chairman of the Board and Chief Executive Officer

Date: March 14, 2011

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Capacity In Which Signed	Date
/s/ GEORGE F. COLONY George F. Colony	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 14, 2011
/s/ MICHAEL A. DOYLE Michael A. Doyle	Chief Financial Officer (Principal Financial Officer)	March 14, 2011
/s/ SCOTT R. CHOUINARD Scott R. Chouinard	Chief Accounting Officer (Principal Accounting Officer)	March 14, 2011
/s/ HENK W. BROEDERS Henk W. Broeders	Member of the Board of Directors	March 14, 2011
/s/ ROBERT M. GALFORD Robert M. Galford	Member of the Board of Directors	March 14, 2011
/s/ GEORGE R. HORNIG George R. Hornig	Member of the Board of Directors	March 14, 2011
/s/ GRETCHEN TEICHGRAEBER Gretchen Teichgraeber	Member of the Board of Directors	March 14, 2011
/s/ MICHAEL H. WELLES Michael H. Welles	Member of the Board of Directors	March 14, 2011

FORRESTER

NOTICE AND PROXY STATEMENT
2011

Forrester Research, Inc.

400 Technology Square
Cambridge, Massachusetts 02139

George F. Colony
Chairman of the Board
and Chief Executive Officer

March 24, 2011

To Our Stockholders:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of Forrester Research, Inc., which will be held on Tuesday, May 10, 2011, at the offices of the Company, 400 Technology Square, Cambridge, Massachusetts at 10:00 a.m. (local time).

On the following pages, you will find the formal notice of the Annual Meeting and our proxy statement. At the Annual Meeting you are being asked to elect three Class I Directors, to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011, to approve by non-binding vote our executive compensation, and to cast a non-binding vote on the frequency of non-binding executive compensation votes.

We hope that many of you will be able to attend in person. I look forward to seeing you there.

Sincerely yours,



GEORGE F. COLONY
Chairman of the Board
and Chief Executive Officer

Forrester Research, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 10, 2011

Notice is hereby given that the 2011 Annual Meeting of Stockholders of Forrester Research, Inc. will be held at the offices of the Company, 400 Technology Square, Cambridge, Massachusetts at 10:00 a.m. (local time) on Tuesday, May 10, 2011 for the following purposes:

1. To elect the three Class I directors named in the accompanying proxy statement to serve until the 2014 Annual Meeting of Stockholders;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm;
3. To approve by non-binding vote our executive compensation; and
4. To cast a non-binding vote on the frequency of non-binding executive compensation votes.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Stockholders of record at the close of business on March 22, 2011 are entitled to notice of and to vote at the meeting. A list of stockholders entitled to vote at the meeting will be open to examination by stockholders at the meeting and during normal business hours from April 29, 2011 to the date of the meeting at our offices, located at 400 Technology Square, Cambridge, Massachusetts 02139.

If you are unable to be present personally, please vote your shares as provided in this proxy statement.

By Order of the Board of Directors

GAIL S. MANN
Secretary

Cambridge, Massachusetts
March 24, 2011

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE PROXY CARD, OR COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.

FORRESTER RESEARCH, INC.

Annual Meeting of Stockholders
May 10, 2011
PROXY STATEMENT

The Board of Directors of Forrester Research, Inc., a Delaware corporation, is soliciting proxies from our stockholders. The proxy will be used at our 2011 Annual Meeting of Stockholders and at any adjournments thereof. You are invited to attend the meeting to be held at 10:00 a.m. (local time) on Tuesday, May 10, 2011 at the offices of the Company, 400 Technology Square, Cambridge, Massachusetts. This proxy statement was first made available to stockholders on or about March 24, 2011.

This proxy statement contains important information regarding our annual meeting. Specifically, it identifies the proposals upon which you are being asked to vote, provides information that you may find useful in determining how to vote and describes voting procedures.

We use several abbreviations in this proxy statement. We call our Board of Directors the "Board" and refer to our fiscal year which began on January 1, 2010 and ended on December 31, 2010 as "fiscal 2010" and our fiscal year which began on January 1, 2011 and ends on December 31, 2011 as "fiscal 2011." We also refer to ourselves as "Forrester" or the "Company."

Who May Attend and Vote?

Stockholders who owned our common stock at the close of business on March 22, 2011 are entitled to notice of and to vote at the annual meeting. We refer to this date in this proxy statement as the "record date." As of the record date, we had 22,636,211 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote on each matter to come before the meeting.

How Do I Vote?

If you are a stockholder of record of our common stock:

1. *You may vote over the internet.* If you have internet access, you may vote your shares from any location in the world by following the Vote by Internet instructions on the enclosed proxy card.

2. *You may vote by telephone.* You may vote your shares by following the "Vote by Telephone" instructions on the enclosed proxy card.

3. *You may vote by mail.* If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

4. *You may vote in person.* If you attend the meeting, you may deliver your completed proxy card in person or fill out and return a ballot that will be supplied to you at the meeting.

By voting over the internet or by telephone, or by signing and returning the proxy card according to the enclosed instructions, you are enabling the individuals named on the proxy card (known as "proxies") to vote your shares at the meeting in the manner you indicate. We encourage you to vote in advance even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting. Your shares will be voted in accordance with your instructions. If a proxy card is signed and received by our Secretary, but no instructions are indicated, then the proxy will be voted "FOR" the election of the nominees for directors, "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2011, "FOR" approval of the non-binding vote on our executive compensation, and for holding a non-binding vote on our executive compensation at the annual meeting of stockholders every year.

How Do I Vote if My Shares are Held in Street Name?

If you hold shares in "street name" (that is, through a bank, broker, or other nominee), the bank, broker, or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your brokerage firm provides you. Many brokers also offer the option of voting over the internet or by telephone, instructions for which would be provided by your brokerage firm on your voting instruction form. Please follow the instructions on that form to make sure your shares are properly voted. If you hold shares in "street name" and would like to attend the annual meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of our common stock. In addition, if you wish to vote your shares in person, you must contact the person in whose name your shares are registered and obtain a proxy card from that person and bring it to the annual meeting.

What Does the Board of Directors Recommend?

The Board recommends that you vote FOR the election of nominees for Class I directors identified in Proposal One, FOR ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm as described in Proposal Two, FOR approval by non-binding vote of our executive compensation as provided in Proposal Three, and, on Proposal Four, for holding a non-binding vote on executive compensation every year.

If you are a record holder and submit the proxy card but do not indicate your voting instructions, the persons named as proxies on your proxy card will vote in accordance with the recommendations of the Board of Directors. If you hold your shares in "street name", and you do not indicate how you wish to have your shares voted, your nominee has discretion to instruct the proxies to vote on Proposal Two but does not have the authority, without your specific instructions, to vote on the election of directors or on Proposals Three or Four, and those votes will be counted as "broker non-votes".

What Vote is Required for Each Proposal?

A majority of the shares entitled to vote on a particular matter, present in person or represented by proxy, constitutes a quorum as to any proposal. The nominees for election of the Class I directors at the meeting (Proposal One) who receive the greatest number of votes properly cast for the election of directors will be elected. As a result, shares that withhold authority as to the nominees recommended by the Board will have no effect on the outcome. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and voting is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal Two) and to approve the non-binding vote on our executive compensation (Proposal Three).

Shares represented by proxies that indicate an abstention or a "broker non-vote" (that is, shares represented at the annual meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum, but are not considered to have been voted, and have the practical effect of reducing the number of affirmative votes required to achieve a majority for those matters requiring the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting (Proposal Two and Proposal Three) by reducing the total number of shares from which the majority is calculated. However, because directors are elected by a plurality vote, abstentions and broker non-votes will have no effect on the outcome on Proposal One.

May I Change or Revoke My Vote After I Return My Proxy Card or After I Have Voted My Shares over the Internet or by Telephone?

Yes. If you are a stockholder of record, you may change or revoke a proxy any time before it is voted by:

- returning to us a newly signed proxy bearing a later date;
- delivering a written instrument to our Secretary revoking the proxy; or

- attending the annual meeting and voting in person.

If you hold shares in "street name", you should follow the procedure in the instructions that your nominee has provided to you.

Who Will Bear the Cost of Proxy Solicitation?

We will bear the expense of soliciting proxies. Our officers and regular employees (who will receive no compensation in addition to their regular salaries) may solicit proxies. In addition to soliciting proxies through the mail, our officers and regular employees may solicit proxies personally, as well as by mail, telephone, and telegram from brokerage houses and other stockholders. We will reimburse brokers and other persons for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 10, 2011

This proxy statement and our Annual Report to Stockholders are available on-line at www.edocumentview.com/forr. These materials will be mailed to stockholders who request them.

How Can I Obtain an Annual Report on Form 10-K?

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 is available on our website at www.forrester.com. If you would like a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, we will send you one without charge. Please contact Investor Relations, Forrester Research, Inc., 400 Technology Square, Cambridge, MA 02139, Tel: (617) 613-6000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and notes provide information about the beneficial ownership of our outstanding common stock as of February 18, 2011 (except as otherwise noted) by:

(i) each person who we know beneficially owns more than 5% of our common stock;

(ii) each of the executive officers named below in the Summary Compensation Table;

(iii) each member of our Board of Directors; and

(iv) our directors and executive officers as a group.

Except as otherwise indicated, each of the stockholders named in the table below has sole voting and investment power with respect to the shares of our common stock beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. Shares subject to exercisable options include options that are currently exercisable or exercisable within 60 days of February 18, 2011.

	Common Stock Beneficially Owned		
Name of Beneficial Owner	Shares Beneficially Owned	Shares Subject to Exercisable Options	Percentage of Outstanding Shares
George F. Colony, c/o Forrester Research, Inc. 400 Technology Square, Cambridge, MA 02139(1)	7,934,198	—	35%
BlackRock, Inc. 40 East 52nd Street New York, N.Y. 10022(2)	1,138,831	—	5.08%
Morgan Stanley 1585 Broadway New York, N.Y. 10036(3)	1,771,953	—	7.9%
Neuberger Berman Group LLC(4) 605 Third Avenue New York, N.Y. 10158	1,800,534	—	8.03%
Henk Broeders	—	31,250	*
Robert Galford(5)	17,319	31,250	*
George Hornig	—	3,125	*
Gretchen Teichgraeber	9,500	6,250	*
Michael Welles	11,916	56,250	*
Michael Doyle	1,770	35,000	*
Gregory Nelson	—	26,750	*
Charles Rutstein	760	115,000	*
Dennis Van Lingen	—	71,250	*
Directors and executive officers as a group (16 persons)(1)(5)	7,977,363	543,185	36.7%

(1) Includes 1,580 shares held by Mr. Colony's wife as to which Mr. Colony disclaims beneficial ownership.

(2) Beneficial ownership as of December 31, 2010, as reported in a Schedule 13G filed with the Securities and Exchange Commission on February 4, 2011.

(3) Beneficial ownership as of December 31, 2010, as reported in a Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2011. The shares being reported upon by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by certain operating units of Morgan Stanley and its subsidiaries and affiliates. Morgan Stanley has sole voting power with respect to 1,685,169 shares and sole dispositive power with respect to 1,771,953 shares.

(4) Beneficial ownership as of December 31, 2010, as reported in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2011. The shares being reported upon may be deemed to be beneficially owned by the reporting person because certain affiliated persons have shared power to retain, dispose of, and vote the securities. The holdings of certain subsidiaries and affiliates of the reporting person are aggregated to comprise the total holdings reported. The reporting person has shared voting power with respect to 1,540,626 shares and shared dispositive power with respect to 1,800,534 shares.

(5) Includes 2,622 shares held in trust for Mr. Galford's adult children, as to which Mr. Galford disclaims beneficial ownership.

* Less than 1%

PROPOSAL ONE:

ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes. The members of each class are elected to serve a three-year term with the term of office of each class ending in successive years. George F. Colony and Michael H. Welles are the Class I directors whose terms expire at this annual meeting. The Board of Directors has nominated them, as well as Charles B. Rutstein, to serve as Class I directors until the 2014 annual meeting. Mr. Rutstein, our chief operating officer, is a nominee for election by the stockholders to the Board of Directors for the first time. Mr. Rutstein was recommended by the Compensation and Nominating Committee of the Board of Directors, as well as by the Chairman and Chief Executive Officer, and his appointment to the Board effective upon election by the stockholders at the annual meeting was approved unanimously by our Board of Directors.

The proxies intend to vote each share for which a proper proxy card has been returned or voting instructions received and not revoked in favor of the Class I directors named above. If you wish to withhold the authority to vote for the election of any of the nominees, your voting instructions must so indicate or your returned proxy card must be marked to that effect.

It is expected that Messrs. Colony, Rutstein and Welles will be able to serve, but if any of them is unable to serve, the proxies reserve discretion to vote, or refrain from voting, for a substitute nominee or nominees.

The following section provides information about each nominee, including information provided by each nominee and sitting director about his or her principal occupation and business experience for the past five years and the names of other publicly-traded companies, if any, for which he or she currently serves as a director or has served as a director during the past five years. In addition to the information presented with respect to each nominee's and each sitting director's experience, qualifications and skills that led our Board to conclude that he or she should serve as a director, we also believe that all of our directors, including the three nominees for election at the 2011 annual meeting of stockholders, has demonstrated business acumen and a significant commitment to our company, and has a reputation for integrity and adherence to high ethical standards.

NOMINEES FOR CLASS I DIRECTORS — TERM EXPIRING 2014

George F. Colony, age 57, a Class I director, is the founder of Forrester and since 1983, he has served as Chairman of the Board and Chief Executive Officer. He also has served as Forrester's President since September 2001, and he previously was Forrester's President from 1983 to 2000. We believe Mr. Colony's qualifications to serve on our Board of Directors and as its Chairman include his almost thirty years of experience in the research industry, including 27 years as our chief executive officer, and his significant ownership stake in the Company.

Charles B. Rutstein, age 38, became Forrester's Chief Operating Officer effective January 1, 2007. Mr. Rutstein joined Forrester in 1999. In 2006, Mr. Rutstein served as President, Forrester Americas. In 2005, he served as our Vice President, Community and previously was our Vice President of Consulting from 2003 to 2005. Prior to 2003, Mr. Rutstein held various leadership positions in our research organization. Before joining Forrester, Mr. Rutstein served as a principal consultant with Price Waterhouse Management Consulting Services. We believe Mr. Rutstein's qualifications to serve on our Board include his extensive experience in all aspects of our business and his demonstrated commitment to Forrester.

Michael H. Welles, age 56, a Class I director, became a director of Forrester in November 1996. Mr. Welles is chief operating officer, a founder, and director of S2 Security Corporation, an IP-based facility security systems company. Previously, he served as vice president and general manager of the platforms business with NMS Communications, an OEM infrastructure supplier to the telecom industry from 2000 to 2002. We believe Mr. Welles' qualifications to serve on our Board of Directors include his considerable knowledge of the information technology industry, his experience as the chief operating officer of a company he co-founded, and his many years of general management experience in global technology companies.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE NOMINEES NAMED ABOVE.

CLASS III DIRECTORS CONTINUING IN OFFICE UNTIL 2012

Robert M. Galford, age 58, a Class III director, became a director of Forrester in November 1996. Since November 2007, Mr. Galford has been the managing partner of the Center for Leading Organizations, an organizational development firm he founded in Concord, Massachusetts. From 2001 to 2007, Mr. Galford was a managing partner of the Center for Executive Development, an executive education provider in Boston, Massachusetts. We believe Mr. Galford's qualifications to serve on our Board of Directors include his many years of organizational development and executive education experience, along with his more recent corporate governance experience as an instructor for the National Association of Corporate Directors.

Gretchen G. Teichgraeber, age 57, a Class III director, became a director of Forrester in December 2005. Ms. Teichgraeber is the chief executive officer of Leadership Directories, Inc., a premier information services company that publishes biographical and contact data on leaders in the private and public sectors. Previously, Ms. Teichgraeber was an independent consultant to digital media companies and various non-profit organizations from 2007 to 2009. From 2000 to 2007, Ms. Teichgraeber was the chief executive officer of Scientific American, Inc., publisher of the science and technology magazine, Scientific American. Prior to joining Scientific American, Ms. Teichgraeber served as general manager, publishing, and vice president, marketing and information services at CMP Media, Inc., a leading provider of technology news and information. We believe Ms. Teichgraeber's qualifications to serve on our Board of Directors include her significant general management and marketing experience in the publishing and information services business, including on-line and print media, as well as the gender diversity she brings to our Board of Directors.

CLASS II DIRECTORS CONTINUING IN OFFICE UNTIL 2013

Henk W. Broeders, age 58, a Class II director, became a director of Forrester in May 1998. Since October 2003, Mr. Broeders has been a member of the Executive Committee of Cap Gemini S.A., a global management consulting firm headquartered in Paris, France operating under the name CapGemini. From 1998 to 2003, Mr. Broeders served as Chairman of the Executive Board of Cap Gemini N.V., a subsidiary of Cap Gemini S.A. located in the Netherlands. We believe Mr. Broeders' qualifications to serve on our Board of Directors include his many years of operational and management experience in the management consulting business, along with his experience with and perspective on European business as a Dutch national working for a firm headquartered in France.

George R. Hornig, age 56, a Class II director, became a director of Forrester in November 1996. Mr. Hornig is the Senior Managing Director and Chief Operating Officer of PineBridge Investments, an independent investment advisor. From 2006 until November 2010, Mr. Hornig was Managing Director and Co-Chief Operating Officer of Asset Management and the head of Asset Management Americas at Credit Suisse, a global financial services firm, and from 1999-2006, he was the Managing Director and Chief Operating Officer of Alternative Investments at Credit Suisse. We believe Mr. Hornig's qualifications to serve on our Board of Directors include his three decades of finance and management experience in the investment banking and private equity business.

Corporate Governance

We believe that good corporate governance is important to ensure that Forrester is managed for the long-term benefit of its stockholders. Based on our continuing review of the provisions of the Sarbanes-Oxley Act of 2002, rules of the Securities and Exchange Commission and the listing standards of The NASDAQ Stock Market, our Board of Directors has adopted Corporate Governance Guidelines, an amended and restated charter for the Audit Committee of the Board of Directors, and a charter for the Compensation and Nominating Committee of the Board. In March 2011, the Board amended the Corporate Governance Guidelines to provide that directors, other than the Chairman of the Board, who are also employees of the Company must resign from the Board at the same time their employment with the Company terminates for any reason.

In April 2010, the Board adopted stock retention guidelines applicable to executive officers and directors. The guidelines require executive officers and directors of the Company to retain at least 50% of the net shares of

Forrester common stock delivered to them upon the exercise or vesting of stock-based awards granted on and after January 1, 2010. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of stock-based awards and applicable withholding taxes. For directors, the applicable withholding tax is presumed to be the minimum withholding tax applicable to an employee. These guidelines may be waived, at the discretion of the Compensation and Nominating Committee of the Board of Directors, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order.

We also have a written code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. You can access our Code of Business Conduct and Ethics, Corporate Governance Guidelines and our current committee charters on our website, at www.forrester.com/Investor/CorpGov.

Information With Respect to Board of Directors

Board Meetings and Committees

Our Board of Directors has determined that each of the current directors, with the exception of Mr. Colony, our Chairman and Chief Executive Officer, is independent under applicable NASDAQ standards as currently in effect. In reaching this conclusion, the Board considered that Mr. Hornig had been a managing director of Credit Suisse until November 2010, and that the firm provides cash management services to Forrester that were procured on an arm's length, competitive basis. Our Board has also determined that, if elected, Mr. Rutstein will not qualify as independent under applicable NASDAQ standards as currently in effect because he is our Chief Operating Officer.

Our Board of Directors held six meetings during fiscal 2010. Each director attended at least 75 percent of the aggregate of the meetings of the Board of Directors and of each committee of which he or she is a member. Forrester does not require directors to attend the annual meeting of stockholders. Only Mr. Colony, who presided at the meeting, and Robert Galford, the Chairman of our Compensation and Nominating Committee, attended the 2010 annual meeting of stockholders. Historically, very few stockholders have attended our annual meeting and we have not found it to be a particularly useful forum for communicating with our stockholders. The Board of Directors currently has two standing committees, the Audit Committee and the Compensation and Nominating Committee, whose members consist solely of independent directors.

Our Audit Committee consists of three members: George R. Hornig, Chairman, Henk W. Broeders, and Michael H. Welles, each of whom, in addition to satisfying the NASDAQ independence standards, also satisfies the Sarbanes-Oxley independence requirements for audit committee membership. In addition, the Board has determined that Mr. Hornig is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and all of the members of the Audit Committee satisfy the financial literacy standards of NASDAQ. The Audit Committee held seven meetings during fiscal 2010. The responsibilities of our Audit Committee and its activities during fiscal 2010 are described in the committee's amended and restated charter, which is available on our website at www.forrester.com/Investor/CorpGov. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer, 400 Technology Square, Cambridge, MA 02139.

Our Compensation and Nominating Committee consists of three members: Robert M. Galford, Chairman, Gretchen G. Teichgraeber, and Michael H. Welles. The Compensation and Nominating Committee held eleven meetings during fiscal 2010. The Compensation and Nominating Committee has authority, as specified in the committee's charter, to, among other things, evaluate and approve the compensation of our Chief Executive Officer, review and approve the compensation of our other executive officers, administer our stock plans, and oversee the development of executive succession plans for the CEO and other executive officers. The committee also has the authority to identify and recommend to the Board qualified candidates for director. The Compensation and Nominating Committee charter is available on our website at www.forrester.com/Investor/CorpGov. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer, 400 Technology Square, Cambridge, MA 02139.

Compensation Committee Interlocks and Insider Participation

No person who served during the past fiscal year as a member of our Compensation and Nominating Committee is or was an officer or employee of Forrester, or had any relationship with Forrester requiring disclosure in this proxy statement. During the past fiscal year, none of our executive officers served as a member of the board of directors of another entity, any of whose executive officers served as one of our directors.

Board Leadership Structure

At the present time, Mr. Colony serves as both Chairman of the Board and Chief Executive Officer. Mr. Colony is a significant stakeholder in Forrester, beneficially owning approximately 35% of our outstanding common stock. As such, we believe it is appropriate that he set the agenda for the Board of Directors in addition to serving as the Chief Executive Officer. We also do not believe that the size of the Company warrants the division of these responsibilities. We do not have a single lead director because our Board of Directors is small enough that the independent directors work effectively together as a group and the presiding director at meetings of the independent directors rotates among the chairmen of the committees.

The Board's Role in Risk Oversight; Risk Considerations in our Compensation Programs

The Board's role in the Company's risk oversight process includes receiving regular reports from members of management on areas of material risk to the Company, including financial, strategic, operational, legal and regulatory risks. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate manager within the Company. When a committee receives such a report, the Chairman of the relevant Committee reports on the discussion to the full Board during the Committee reports portion of the next Board meeting, enabling the full Board to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Our Compensation and Nominating Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. We structure our pay programs to consist of both fixed and variable compensation, with the fixed base salary portion providing steady income regardless of our stock price performance. The variable components, consisting of cash bonus and stock-based awards, are designed to reward both short and long-term performance. Targets under our bonus plans are a function of bookings and profit (described in greater detail in the Compensation, Discussion and Analysis below), important financial metrics for our business. For long-term performance, we generally award a combination of time-based stock options and performance-based restricted stock units generally vesting over three to four years. We believe that the variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce excellent short and long-term results for the Company, while fixed base salary is also sufficiently high such that the executives are not encouraged to take unnecessary or excessive risks. In addition, our bonus plan funding metrics apply company-wide, regardless of function or client group, which we believe encourages relatively consistent behavior across the organization. While sales commissions are not capped, we cap our bonus at 2.4 times target company performance (up to 1.6 times for actual company performance and up to 1.5 times the result to account for extraordinary individual and/or team performance). Therefore, even if Company performance dramatically exceeds target performance, bonus payouts are limited. Conversely, we have a minimum threshold on Company performance under our bonus plan approved by the Compensation and Nominating Committee so that the bonus plan is not funded at performance below a certain level.

Director Candidates

As noted above, the Compensation and Nominating Committee has responsibility for recommending nominees for election as directors of Forrester. Our stockholders may recommend individuals for this committee to consider as potential director candidates by submitting their names and background to the "Forrester Research Compensation and Nominating Committee", c/o Chief Legal Officer and Secretary, 400 Technology Square, Cambridge, MA 02139. The Compensation and Nominating Committee will consider a recommended candidate for the next annual meeting of stockholders only if biographical information and background material are provided no later than the date specified below under "Stockholder Proposals" for receipt of director nominations.

The process that the Compensation and Nominating Committee will follow to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Compensation and Nominating Committee. Assuming that biographical and background material is provided for candidates recommended by the stockholders, the Compensation and Nominating Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by stockholders, the Compensation and Nominating Committee will apply the criteria set forth in the committee's charter and in the Corporate Governance Guidelines. These criteria include, among others, the candidate's integrity, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all stockholders. Although the Compensation and Nominating Committee considers as one of many factors in the director identification and nomination process diversity of race, gender and ethnicity, as well as geography and business experience, it has no specific diversity policy. The Compensation and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

In addition, our by-laws permit stockholders to nominate directors for election at an annual meeting of stockholders, other than as part of the Board's slate. To nominate a director, in addition to providing certain information about the nominee and the nominating stockholder, the stockholder must give timely notice to Forrester, which, in general, requires that the notice be received by us no less than 60 nor more than 90 days prior to the applicable annual meeting of stockholders. In accordance with our by-laws, the 2012 Annual Meeting will be held on May 8, 2012.

Communications from Stockholders

The Board will give appropriate attention to communications on issues that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Compensation and Nominating Committee, with the assistance of the Chief Legal Officer, will be primarily responsible for monitoring communications from stockholders and will provide copies of summaries of such communications to the other directors as deemed appropriate.

Stockholders who wish to send communications on any topic to the Board should address such communications to the Forrester Research Compensation and Nominating Committee, c/o Chief Legal Officer and Secretary, Forrester Research, Inc., 400 Technology Square, Cambridge, MA 02139.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are achieved, and subject to reduction when performance targets are not achieved.

2010 Business Results

The Company had strong operating results in 2010. Revenue grew by 7.4% percent to $250.7 million, and our pro forma operating margin was 16% percent. In December 2010, the Company paid a $3.00 per share special dividend — the Company's first — reflecting the strength of our business. These financial results have been achieved while at the same time expanding our sales force, investing in our business infrastructure and enhancing our client-facing technology.

Compensation for Performance

A significant portion of the total compensation of our executive officers is linked to our performance, both through short-term cash incentive compensation and long-term equity incentive compensation. We believe this aligns our executives' incentives with our objective of enhancing stockholder value over the longer term.

Cash Compensation. A significant portion of current cash compensation to our executive officers is made through our 2010 Executive Cash Incentive Plan. As described in more detail below, payments under the plan are based on company financial performance metrics (for 2010, booked sales accounts or "bookings" and adjusted operating profit), subject to adjustment based on performance against pre-established individual and team goals. By design, our plan pays more when we perform well and less, or nothing, when we do not.

Equity Awards. Another key component of compensation for our executive officers consists of long-term equity incentives, both in the form of performance-based restricted stock units (RSUs) and time-based stock options. In 2010, RSUs granted to executive officers included a vesting condition based on year-over-year revenue growth and pro forma operating margin in 2012. Stock options granted to executive officers in 2010 vest over time, with 50% to vest after two years and 25% each year thereafter. Consistent with past years, we did not grant equity awards in 2010 to George Colony, our Chairman and Chief Executive Officer, who is the beneficial owner of approximately 35% of our common stock.

Compensation Program Changes in 2010

Base Salary. Recognizing the continued improvement in our business at the end of 2009 and based on a review of market data and the tenures and experience of our executive officers, the Committee increased the base salaries of our named executive officers in 2010 by an average of 6.7% over 2009. This also reflected that 2009 base salaries and target cash incentive amounts had been frozen during 2009 at 2008 levels.

Short-Term Cash Incentive Compensation. The basic philosophy of the short-term cash incentive plan we used in 2009 (the Matrix Bonus Plan) was applied in the short-term cash incentive plan we used in 2010 (the 2010 Executive Cash Incentive Plan), including funding based on Company financial performance and adjustment to take into account individual and team performance. The 2010 plan, however, provided for annual, rather than quarterly, targets and payment of awards for executives, as the Committee believed that annual performance goals for our executive officers would better focus our senior leadership on strategic issues and the growth of the business.

Equity Incentives. Compared to 2009, no changes were made to the general framework of equity incentive awards for our executive officers in 2010. The Committee again granted RSUs that would vest only upon the satisfaction of predetermined performance targets and stock options that would vest over time and have value only if our stock price increased from the price on the date of grant and if the recipient continued to provide service to the Company as an employee through the vesting date.

Compensation Objectives and Strategy

The primary purpose of our executive compensation program is to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. Our principal objectives and strategy concerning our executive compensation program are as follows:

- encourage achievement of key Company values — including client service, quality, collaboration, and creativity — that we believe are critical to our continued growth;

- base cash compensation on individual achievement and responsibility, teamwork, and our short-term financial performance;
- align employees' incentives with our objective of enhancing stockholder value over the longer term through long-term incentives, principally in the form of stock options vesting over time and restricted stock units (RSUs) subject to performance conditions;
- design total compensation packages that will attract, retain, and motivate key employees who are critical to the long-term success of our Company; and
- emphasize individual excellence and encourage employees at all levels, as well as executive officers, to take initiative and lead individual projects that enhance our performance.

These objectives and strategy are reviewed each year by the Compensation and Nominating Committee of our Board of Directors, which we refer to as the "Committee". The Committee oversees our executive compensation program. In furtherance of these objectives, the Committee takes the following actions each year:

- reviews the performance of George Colony, our Chairman and Chief Executive Officer, including his demonstration of leadership and his overall contribution to the financial performance of the Company;
- reviews the assessment by Mr. Colony and our chief operating officer, Charles Rutstein, of the performance of executive officers reporting to each of them, against their individual and team goals;
- reviews the company-wide financial goals that are used in the calculation of the cash incentive compensation for our executives;
- reviews all components of compensation for each executive officer: base salary, short-term cash incentive compensation, and long-term equity incentive compensation;
- assesses relevant market data; and
- holds executive sessions (without our management present) as appropriate to accomplish the above actions.

Mr. Colony and Mr. Rutstein also play a substantial role in the compensation process for the other executive officers, primarily by recommending annual goals for the executives reporting directly to each of them, evaluating their performance against those goals, and providing recommendations on their compensation to the Committee.

The Committee has not historically used formal benchmarking data to establish compensation levels, but has relied instead on relevant market data and surveys to design compensation packages that it believes are competitive with other similarly situated companies or those with whom we compete for talent. In July 2007, to assist the Committee with its strategic, in-depth review of executive compensation, the Committee retained Pearl Meyer & Partners to prepare a peer group analysis of executive compensation and help the Committee evaluate and design executive compensation packages. In December 2007, Pearl Meyer & Partners presented an executive compensation assessment to the Committee comparing the compensation of the Company's executives against those of peer group companies in order to inform and assist the Committee in its decision-making with respect to the compensation of executive officers for 2008 and beyond. This assessment was updated by Pearl Meyer & Partners in late 2008, and further updated by the Company in 2009 and 2010 from publicly available information with respect to the peer group companies.

Pearl Meyer & Partners' competitive assessment analysis included 13 publicly-traded firms that were chosen, after consultation with the Committee, based on three principal selection criteria: market segment similarity; annual revenue; and market capitalization. The firms include The Advisory Board Company, Arbitron Inc., The Corporate Executive Board Company, CoStar Group, Inc., CRA International, Inc., Diamond Management & Technology Consultants, Inc., Gartner, Inc., Greenfield Online, Inc., The Hackett Group, Inc. (formerly Answerthink, Inc.), Harris Interactive Inc., Sapient Corporation, TechTarget, Inc. and Visual Sciences, Inc. The Pearl Meyer analysis included the competitive position of Forrester executive officers relative to market percentiles of the peer group with respect to the various elements of executive compensation and for total compensation. While the Committee considered this data, along with other factors, such as the experience and performance of the executive and the fact that 2009 base salaries and target cash incentive amounts were frozen at 2008 levels, in setting compensation levels and equity awards in 2010, the Committee did not specifically target any elements of compensation against the peer group companies.

Elements of Compensation

Compensation for our named executive officers consists of the following principal components:

- base salary;
- short-term cash incentive compensation;
- long-term equity incentive compensation, in the form of stock options and RSUs; and
- other benefits available generally to all full-time employees.

We do not have an express policy for weighting different elements of compensation or for allocating between long-term and short-term compensation, but we do attempt to maintain compensation packages that will advance our overall compensation objectives. In reviewing and setting the compensation of each executive, we consider the individual's position with the Company and his or her ability to contribute to achievement of strategic and financial objectives.

In 2010, as illustrated in our Summary Compensation Table below, base salaries for our named executive officers other than Mr. Colony represented an average of approximately 37.8% of total compensation for these individuals, while the base salary for Mr. Colony represented approximately 59.1% of his total compensation. Because of Mr. Colony's significant ownership of our common stock, the Committee generally does not grant stock options or RSUs to him, resulting in a higher ratio of base salary to total compensation than that of the other named executive officers.

Base Salary. The Committee approves the base salaries of our named executive officers annually by evaluating the responsibilities of their position, the experience and performance of the individual, the referenced peer group analysis, and as necessary or appropriate, survey and market data. The base salary of a named executive officer is also considered together with the other components of his or her compensation to ensure that both the executive's total cash compensation opportunity (or "on-target earnings") and the allocation between base salary and variable compensation for the executive are in line with our overall compensation philosophy and business strategy.

Our goal is to pay base salaries to our named executive officers that are competitive with the base salaries of companies that are similarly situated or with which we compete to attract and retain executives, including the referenced peer group, while taking into account total on-target earnings, and remaining consistent with our overall compensation objectives with respect to variable compensation. In 2010, the Committee increased the base salaries of the named executive officers by an average of approximately 6.7% over 2009, reflecting the fact that 2009 base salaries and target cash incentive amounts had been frozen at 2008 levels, as well as the Committee's consideration of market data and the respective tenures and experience of our named executive officers. Messrs. Colony and Rutstein received proportionately greater base salary adjustments than target cash incentive bonus amount adjustments, discussed below, to bring their base salaries and target cash incentive bonus amounts as a percentage of base salary more in line with survey and market data relative to each of their positions.

Short-Term Cash Incentive Compensation. A significant portion of each of our named executive officers' total annual cash compensation is dependent on our achievement of financial objectives set forth under our 2010 Executive Cash Incentive Plan. Payouts under the plan are made annually in arrears. Historically, performance goals and payouts under the executive cash incentive plan (formerly referred to as the matrix bonus plan) for all participants, other than Mr. Colony, had been set and paid quarterly to allow us ongoing flexibility to align performance goals with changing business needs and financial performance. Beginning with 2010, while the Committee retained the quarterly matrix bonus plan for non-executive officer employees, the Committee adopted the 2010 Executive Cash Incentive Plan for our executive officers, which provides for an annual performance goal and payout structure. The Committee believed an annual structure would better focus our senior leadership on strategic issues and the growth of our business.

An individual named executive officer's annual bonus payout under the 2010 Executive Cash Incentive Plan is based on the following factors, which are discussed in more detail below:

- the named executive officer's target award;
- the Company's financial performance;
- team performance; and
- the named executive officer's individual performance.

Effective January 1, 2010, as part of its executive compensation reviews, the Committee increased target cash incentive bonus amounts for each of the named executive officers by an average of approximately 10.8%, taking into account the same reasons for the associated increases in base salaries discussed above, while maintaining an appropriate allocation between base salaries and variable compensation. After giving effect to these increases, the annual target cash incentive bonus amounts for our named executive officers, other than Gregory Nelson, ranged from approximately 42.9% to 60% of that person's base salary. Mr. Nelson's target cash incentive bonus amount under our 2010 Executive Cash Incentive Plan was $56,000, or 26.7% of his base salary, because as Chief Sales Officer, a significant portion of his target cash incentive bonus amount was tied to sales commissions. Mr. Nelson's 2010 commission-based target cash incentive bonus amount was set at $84,000, or 40% of his base salary.

For purposes of the 2010 Executive Cash Incentive Plan, the financial performance of our Company for 2010 was measured based on booked sales accounts (referred to as "bookings") and adjusted operating profit goals. The Committee selected bookings as one of the metrics because we believe that bookings provide an important measure of our current business activity and estimated future revenues. The Committee selected adjusted operating profit ("operating profit"), meaning the Company's pro forma operating profit assuming cash incentive compensation payouts under the 2010 Executive Cash Incentive Plan and the employee matrix bonus plan at target levels, as the other key metric because we believe operating profit provides a comprehensive measure of our financial performance that takes into account the importance of both revenue growth and expense management. In addition, by linking payouts under the plan to the Company's profitability, we provide our employees with the opportunity to share in our profits while assuring that payouts are only made if we achieve a satisfactory, pre-approved level of profitability, taking into account the nature of our business, planned investments to support growth of the business, and the economic environment. Our pro forma operating profit excludes amortization of acquisition-related intangible assets, duplicate lease costs, reorganization costs, costs or credits associated with acquisition activities, stock-based compensation and net gains or losses from investments, as well as their related tax effects. The Committee may also adjust the operating profit metric, as it deems appropriate, to include or exclude particular non-recurring items to avoid unanticipated results and to promote, and provide appropriate incentives for, actions and decisions that are in the best interests of the Company and its stockholders.

The 2010 Executive Cash Incentive Plan was structured as follows:

- A matrix for 2010 containing bookings on the x axis and operating profit on the y axis was approved by the Committee under the plan based on the Company's 2010 operating plan approved by the Board of Directors. Minimum bookings and operating profit levels for our Company were set taking into account the Company's historical growth levels for bookings and operating profit, planned investments to support growth of the business, and recognizing the difficult economic environment experienced by the Company in the second half of 2008 and 2009 which impacted our bookings for 2009 and therefore revenue recognized in 2010, since revenue from annual subscriptions to our research services is recognized ratably over a 12-month period. Failure of our Company to meet either of these minimum levels would result in each executive officer being ineligible to receive any bonus payout. The minimum, target and maximum levels of bookings and operating profit under the 2010 Executive Cash Incentive Plan approved by the Committee were as follows (all dollars in thousands):

	Bookings	Operating Profit
Minimum:	$201,086	$31,268
Target:	$264,587	$35,532
Maximum:	$304,275	$41,928

- If the Company's target bookings and operating profit were achieved, the 2010 Executive Cash Incentive Plan allowed for the payment of 100% of a named executive officer's target award, subject to adjustment upward or downward for individual and team performance, as described in more detail below. If the bookings and operating profit were above the minimum thresholds but below the target, the bonus payout would be between 10% and 100% of the target award, subject to adjustment upward or downward for individual and team performance.
- If the applicable target bookings and operating profit were exceeded, the plan allowed for the payment of up to 160% of a named executive officer's target award, subject to adjustment upward or downward for individual and team performance.

The Company's actual bookings and operating profit for 2010 were $273.7 million and $43.7 million, respectively, resulting in 130% of each named executive officer's target award being payable before adjustment for individual and team performance (such percentage referred to as the "Company Modifier").

The 2010 Executive Cash Incentive Plan provided that payouts could be increased by as much as an additional 50% or reduced to as little as zero based on individual and team performance. Team performance goals related to the achievement of a specified dollar amount of the Company's bookings from research (syndicated) products and services and the achievement of a specified average number of roles per client, taking into account only clients on December 31, 2010 that were also clients on December 31, 2009. The Company's primary reason for focusing on syndicated bookings is that the Company's syndicated products and services generally are renewable and more profitable than its non-syndicated advisory services, and the Company's primary reason for focusing on roles per client is to create incentives for and track progress in moving to a role-based sales and service model that focuses appropriate attention on serving leaders in key roles across our client base.

With respect to each named executive officer other than Mr. Colony, 15% of the annual payout was subject to modification based on performance against the syndicated bookings team goal, 15% of the annual payout was subject to modification based on performance against the roles per client team goal, and the remaining 70% of the payout was subject to modification based on performance against individual goals. With respect to Mr. Colony, 25% of his annual payout was subject to modification based on performance against the syndicated bookings team goal, 25% of the annual payout was subject to modification based on performance against the roles per client team goal, and the remaining 50% of his payout was subject to modification based on performance against individual goals. In the event that our Company's total 2010 bookings were more than 5% lower than the target level of Company-wide bookings under our 2010 Executive Cash Incentive Plan, the named executive officers would receive none of the portion of their annual payout subject to modification based on syndicated bookings performance, irrespective of our actual syndicated bookings. In addition, in the event that our Company's total 2010 bookings were lower than the target level of Company-wide bookings under our 2010 Executive Cash Incentive Plan, the portion of the named executive officers' annual payout subject to modification based on syndicated bookings performance could not be adjusted upward, irrespective of our actual syndicated bookings. The minimum, target, and maximum amounts of syndicated bookings and roles per client, the actual syndicated bookings and roles per client, and the associated team goal modifiers for the named executive officers in 2010, were as follows:

Minimum Syndicated Bookings:	$172.4 million	Minimum Roles Per Client:	3.7
Target Syndicated Bookings:	$181.4 million	Target Roles Per Client:	4.0
Maximum Syndicated Bookings:	$199.6 million	Maximum Roles Per Client:	5.0
Actual Syndicated Bookings:	$184.2 million	Actual Roles Per Client:	3.7
Syndicated Team Modifier:	105%	Roles Per Client Team Modifier:	50%

Individual goals under the 2010 Executive Cash Incentive Plan were designed to promote achievement of annual performance targets approved by the Committee. These individual goals for the named executive officers other than Mr. Colony included goals with respect to particular financial or customer satisfaction metrics, which were company-wide in the case of Messrs. Doyle, Nelson and Rutstein, and focused on the client group for which he served as managing director, in the case of Dennis van Lingen, as well as more subjective items such as succession planning, management style and strategic direction. The individual goals for Mr. Colony included various strategic and organizational goals. Based upon the Committee's evaluation of Mr. Colony's performance, and Mr. Colony's and Mr. Rutstein's evaluation of their direct reports' performance, against those goals, the average individual goal modifier for the named executive officers for 2010 was determined to be approximately 107%.

Actual payouts under the 2010 Executive Cash Incentive Plan are set forth in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation" and reflect that, in the aggregate, actual awards paid to our named executive officers other than Mr. Nelson for 2010 were on average equal to approximately 123% of the target cash incentive bonus amount that the Committee established for 2010, based on Company, individual and team performance relative to the applicable goals for each executive. The actual awards paid to Mr. Nelson for 2010 were equal to approximately 212% of his total target cash incentive bonus amount, consisting of a payout under our 2010 Executive Cash Incentive Plan of $69,160, or 124% of his target under that plan, and commissions of $228,148, or 272% of his targeted commissions for 2010.

Long-term Equity Incentive Compensation. The principal equity component of our executive compensation historically has been in the form of stock options and, since 2009, RSUs granted under our equity incentive plans. All stock-based compensation awards granted to our executive officers are granted by the Committee. Stock-based awards generally have been granted when an executive joins Forrester or in connection with a promotion, with additional stock-based awards granted from time to time, typically as part of an annual grant to a larger group of key employees. We believe that stock-based awards help to motivate and retain executives and also align management's incentives with long-term stock price appreciation. Grants to new executives and grants made in connection with promotions are typically time-based, with vesting occurring with the passage of time. The most recent grants to our executives, including those made in April 2010, have included a combination of performance-based RSUs, with vesting keyed to achievement of specified financial goals, and time-based stock options, with vesting occurring with the passage of time. We believe that the combination of time-based and performance-based awards serves to encourage retention while further aligning the interests of executives and stockholders, as the awards have value only if performance metrics are met or if stock price increases from that at grant date and the recipient continues to provide service to the Company through the vesting date. In addition, in structuring the awards, the Committee considered that if and when an RSU award vests, it provides immediate compensatory value to the executive. Neither the Company nor our board of directors, including the Committee, has any plan, program or practice of timing equity incentive awards in coordination with the release or withholding of material non-public information.

In determining the size and nature of stock-based awards for 2010, the Committee considered the aggregate number of stock-based awards outstanding relative to the Company's total shares outstanding, the average aggregate size of stock-based awards made to executive officers of companies that are similarly situated or with which we compete to attract and retain executives, including the referenced peer group, and the individuals that they believed were most likely to contribute to or influence the continued implementation of the Company's role-based strategy, a return to the Company's historical growth levels and continued improvement in the Company's operating margin. On March 29, 2010, the Committee reviewed and approved the grant of performance-based RSUs and time-based stock options to each of Messrs. Doyle, Nelson, Rutstein and van Lingen, effective April 1, 2010 as part of a grant of equity-based compensation to key employees across the Company. With respect to the stock options, the Committee determined that a vesting schedule providing that none of the grant would vest until 24 months after award date was appropriate to promote a longer-term outlook. So long as the named executive officer holding one of the options remains employed by the Company, 50% of the shares subject to the option will vest on April 1, 2012, an additional 25% will vest April 1, 2013, and the balance of the shares subject to the option will vest on April 1, 2014. The stock options were granted at an exercise price of $29.86, which was equal to the closing market price of our common stock on the grant date.

Each RSU granted to the named executive officers in 2010 entitles the applicable officer to receive on or after April 1, 2013, prior to deducting the applicable number of shares necessary to satisfy withholding tax obligations, one share of the Company's common stock, if each of the performance levels described below are met and the officer remains employed by the Company. The applicable performance metrics are the percentage growth in the Company's total consolidated revenues for the year ending December 31, 2012 as compared to the Company's total consolidated revenues for the year ending December 31, 2011, or year-over-year revenue growth, and consolidated pro forma operating margin for the year ending December 31, 2012. If both target performance levels are met, the RSUs will vest at 100%; if both target performance levels are not achieved, but year-over-year revenue growth and pro forma operating margin equal or exceed prescribed minimum levels, then the RSUs will vest at 40%. Failure to achieve the minimum performance levels for either year-over-year revenue growth or pro forma operating margin will result in forfeiture of the RSUs. The Committee decided that using scaled metrics was appropriate to achieve the objectives of longer-term strategic thinking and retention of key talent, taking into account planned investments to support growth in the business and the overall business environment. The applicable minimum and target levels for each of the performance metrics are as follows:

	Minimum	Target
Year-Over-Year Revenue Growth:	14%	17%
Pro Forma Operating Margin:	16%	18%

Given Mr. Colony's significant ownership of our common stock, the Committee did not grant stock options or RSUs to Mr. Colony in 2010.

Other Benefits

As employees of our Company, our executive officers are eligible to participate in all Company-sponsored benefit programs on the same basis as other full-time employees, including health and dental insurance and life and disability insurance. In addition, our executive officers are eligible to receive the same employer match under our 401(k) plan (or applicable foreign plan) as is applicable for all participating employees. We do not offer any supplemental executive health and welfare or retirement programs, or provide any other supplemental benefits or perquisites, to our executives.

We have a cash bonus plan adopted in 2000 to pay bonuses measured by a portion of the share of our net profits from two technology related private equity investment funds. Certain of our key employees, including certain of our executive officers who were employees of the Company at the time of the adoption of this plan, participate in this plan. The principal purpose of this cash bonus plan was to retain key employees by allowing them to participate in a portion of the potential return from our technology-related investments if they remained employed by the Company. The plan was established at a time when technology and internet companies were growing significantly, and providing incentives to retain key employees during that time was important. To date, although we have invested $19.6 million of a $20 million commitment in these funds, we have not paid any bonuses under this plan. In June 2010, the Committee approved an extension of this cash bonus plan until June 30, 2013.

Stock Retention Guidelines

In April 2010, we introduced stock retention guidelines to further align the interests of our directors and executive officers with those of our stockholders. Members of our executive team and Board of Directors are subject to these stock retention guidelines for so long as they remain an executive officer, or serve as a director, of the Company. The guidelines require executive officers and directors of the Company to retain at least 50% of the net shares of Forrester common stock delivered to them upon the exercise or vesting of stock awards granted on and after January 1, 2010. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of equity awards and applicable withholding taxes. For directors, the applicable withholding tax is presumed to be the minimum withholding tax applicable to an employee. These guidelines may be waived, at the discretion of the Committee, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order. Our directors and executive officers have complied in full with these guidelines since their initial adoption.

Impact of Tax and Accounting on Compensation Decisions

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to certain executive officers in excess of $1 million per year unless the compensation is performance-based. Because the compensation amounts paid to our executive officers are substantially below this threshold, to date we have not needed to structure compensation arrangements with our executive officers to preserve the deductibility of that compensation in light of Section 162(m).

When determining amounts of equity awards to executives and employees under our equity incentive program, the Committee considers the compensation charges associated with the awards. We recognize compensation expense for stock-based awards based upon the fair value of the award. Grants of stock options result in compensation expense equal to the fair value of the options, which is calculated using a Black-Scholes option pricing model. Restricted stock unit awards result in compensation expense equal to the fair value of the award on the award date, which is calculated using the closing stock price of the underlying shares on the date of the award. Stock-based compensation is recognized as an expense over the vesting period of the award.

Compensation Committee Report

The Compensation and Nominating Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Nominating Committee

Robert M. Galford, Chair
Gretchen G. Teichgraeber
Michael H. Welles

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned during 2010 by our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers as of December 31, 2010. We refer to these officers as the "named executive officers." The table also shows the compensation earned during 2008 and 2009 by Messrs. Colony, Doyle, Rutstein and van Lingen, who were named executive officers as of December 31, 2008 and December 31, 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
George F. Colony	2010	350,000	—	—	—	232,050	10,394	592,444
Chairman of the Board and	2009	320,000	—	—	—	145,500	10,394	475,894
Chief Executive Officer	2008	310,000	—	—	—	142,500	6,135	458,635
Michael A. Doyle	2010	315,000	—	139,357	136,709	170,235	8,948	770,249
Chief Financial Officer and Treasurer	2009	308,000	—	84,184	86,023	78,759	8,912	565,878
	2008	304,000	37,500	—	—	83,326	8,440	433,266
Gregory Nelson(4)	2010	210,000	—	109,497	107,414	297,308	12,922	737,141
Chief Sales Officer								
Charles Rutstein	2010	336,000	—	139,357	136,709	175,968	11,304	799,338
Chief Operating Officer	2009	290,000	—	126,250	129,034	97,268	11,092	653,644
	2008	290,000	—	—	232,490	111,173	8,420	642,083
Dennis van Lingen(5)	2010	249,960	—	99,553	97,649	159,643	23,085	629,890
Managing Director, Marketing &	2009	253,753	—	105,217	107,528	97,311	26,194	590,003
Strategy Client Group; Chief Europe, Middle East, & Africa Officer	2008	267,620	—	—	154,994	94,310	28,690	545,614

(1) Amount represents the second installment of a sign-on bonus paid to Mr. Doyle.

(2) These amounts represent the aggregate grant date fair value of restricted stock unit and option awards. Assumptions used in the calculation of grant date fair value of stock options are included in footnote 1 to the Company's consolidated financial statements included in our 2010 Annual Report on Form 10-K. The grant

date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. For purposes of calculating the grant date fair value of performance awards, we assume that the performance criteria will be fully achieved and 100% of each award will vest. The amounts set forth may be more or less than the value ultimately realized by the named executive officer based upon, among other things, the value of the Company's common stock at the time of exercise of the options or vesting of the restricted stock units and whether such options or restricted stock units actually vest.

(3) 2010 amounts include the following amounts of Company matching contributions under our 401(k) plan or, for Mr. van Lingen, our Netherlands-based defined contribution pension plan: Mr. Colony, $7,350; Mr. Doyle, $7,350; Mr. Nelson, $7,350; Mr. Rutstein, $7,350; and Mr. van Lingen, $14,834. Other amounts consist of group term life insurance premiums and miscellaneous other items.

(4) In August 2009, Mr. Nelson, formerly our Vice President of Sales for our Information Technology Client Group — EMEA region, became our Chief Sales Officer.

(5) All elements of Mr. van Lingen's 2010 compensation, other than stock compensation-related expenses, reflect a translation from euros into U.S. dollars based on an exchange rate of 0.75488 euros per dollar, which was the average exchange rate during 2010. Elements of Mr. van Lingen's compensation for 2009 and 2008 reflect the average exchange rates for each of those years.

GRANTS OF PLAN-BASED AWARDS FOR 2010

The following table sets forth information with respect to plan-based awards granted to named executive officers in 2010.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)					
Name	Grant Date	Committee Approval Date	Threshold ($)(2)	Target ($)	Maximum ($)(2)	Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(4)
George F. Colony	—	—	0	210,000	504,000	—	—	—	—	—	—
Michael A. Doyle	—	—	0	135,000	324,000	—	—	—	—	—	—
	04/01/10	03/29/10	—	—	—	—	—	—	14,000	29.86	136,709
	04/01/10	03/29/10	—	—	—	1,867	4,667	4,667	—	—	139,357
Gregory Nelson	—	—	0	140,000	N/A	—	—	—	—	—	—
	04/01/10	03/29/10	—	—	—	—	—	—	11,000	29.86	107,414
	04/01/10	03/29/10	—	—	—	1,467	3,667	3,667	—	—	109,497
Charles Rutstein	—	—	0	144,000	345,600	—	—	—	—	—	—
		03/29/10									
	04/01/10	03/29/10	—	—	—	—	—	—	14,000	29.86	136,709
	04/01/10		—	—	—	1,867	4,667	4,667	—	—	139,357
Dennis van Lingen(5)	—	—	0	112,854	270,850	—	—	—	—	—	—
	04/01/10	03/29/10	—	—	—	—	—	—	10,000	29.86	97,649
	04/01/10	03/29/10	—	—	—	1,334	3,334	3,334	—	—	99,553

(1) Except with respect to Mr. Nelson, consists of awards under our 2010 Executive Cash Incentive Plan, a non-equity incentive plan, with payouts thereunder made annually in arrears. Our 2010 Executive Cash Incentive Plan is described in detail, including calculation of threshold, target and maximum awards under the plan, in the Compensation Discussion and Analysis above. Actual amounts awarded are set forth in the Summary Compensation Table above. Mr. Nelson's "Target" amount includes the target amount he was eligible to receive under our 2010 Executive Cash Incentive Plan of $56,000 and target sales commissions of $84,000. There is no cap on Mr. Nelson's "Maximum" amount because there is no cap on possible commission payments.

(2) The threshold and maximum amounts reflect the fact that a named executive officer's payout, as determined by the Company's matrix performance, can be increased by as much as 50% or reduced to as little as zero, depending on achievement of specific individual and team goals. Without giving effect to any upward or downward adjustment for individual or team performance, the threshold (10% of target), target and maximum

(160% of target) possible payouts under the 2010 Executive Cash Incentive Plan for the named executive officers were as follows:

Name	Threshold ($)	Target ($)	Maximum ($)
George F. Colony	21,000	210,000	336,000
Michael A. Doyle	13,500	135,000	216,000
Gregory Nelson	5,600	56,000	89,600
Charles Rutstein	14,400	144,000	230,400
Dennis van Lingen	11,285	112,854	180,566

(3) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan ("2006 Plan"). The vesting of such restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2012. The restricted stock units can vest as to either 40% or 100% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met. Pursuant to the terms of the 2006 Plan, the restricted stock units become vested in full upon a change of control, unless there is an assumption, substitution or cash-out of such restricted stock units in connection with the change of control.

(4) Assumptions used in the calculation of option awards are included in footnote 1 to the Company's consolidated financial statements included in our 2010 Annual Report on Form 10-K. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant.

(5) Threshold, target and maximum awards under our 2010 Executive Cash Incentive Plan for Mr. van Lingen reflect a translation from euros into U.S. dollars based on an exchange rate of 0.71429 dollars per euro, which was the exchange rate that the Company used for all financial planning purposes for 2010. The applicable amounts expressed in euro would be: target, €80,610; and maximum, €193,464. Applying the average exchange rate during 2010, which was used to calculate the actual amounts paid in the Summary Compensation Table, the same amounts expressed in U.S. dollars would be: target, $106,785; and maximum, $256,284.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

The following table sets forth information for the named executive officers regarding outstanding option awards and stock awards held as of December 31, 2010.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
George F. Colony	—	—	—	—	—	—
Michael A. Doyle	—	—	—	—	3,334(2)	117,657
	—	—	—	—	4,667(3)	164,698
	30,000	12,500(4)	25.20	09/30/2017	—	—
	—	10,000(5)	25.25	06/30/2019	—	—
	—	14,000(6)	29.86	03/31/2020	—	—
Gregory Nelson	—	—	—	—	2,500(2)	88,225
	—	—	—	—	3,667(3)	129,408
	3,000	—	16.21	06/30/2013	—	—
	1,000	—	15.92	06/20/2013	—	—
	3,000	—	18.42	03/30/2014	—	—
	2,500	—	14.06	03/30/2015	—	—
	7,000	—	22.19	04/02/2016	—	—
	5,000	—	28.62	04/01/2017	—	—
	1,000	1,000(7)	24.14	01/31/2018	—	—
	—	3,000(8)	25.25	06/30/2019	—	—
	—	4,500(9)	22.68	08/02/2019	—	—
	—	11,000(10)	29.86	03/31/2020	—	—
Charles Rutstein	—	—	—	—	5,000(2)	176,450
	—	—	—	—	4,667(3)	164,698
	7,500	—	14.06	03/30/2015	—	—
	40,000	—	21.87	02/14/2016	—	—
	30,000	—	28.62	04/01/2017	—	—
	30,000	—	27.11	03/31/2018	—	—
	—	15,000(11)	25.25	06/30/2019	—	—
	—	14,000(12)	29.86	03/31/2020	—	—
Dennis van Lingen	—	—	—	—	4,167(2)	147,053
	—	—	—	—	3,334(3)	117,657
	15,000	—	26.08	05/14/2016	—	—
	15,000	—	27.35	09/06/2016	—	—
	15,000	—	26.93	04/01/2017	—	—
	20,000	—	27.11	03/31/2018	—	—
	—	12,500(13)	25.25	06/30/2019	—	—
	—	10,000(14)	29.86	03/31/2020	—	—

(1) The market value was calculated based on $35.29, the closing price per share of our common stock on December 31, 2010.

(2) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2011. The restricted stock units can vest on April 1, 2012 as to either 40% or 100% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.

(3) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2012. The restricted stock units

can vest on April 1, 2013 as to either 40% or 100% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.

(4) Stock options become exercisable on October 1, 2011.

(5) Stock options become exercisable as to 5,000 shares on April 1, 2011, 2,500 shares on April 1, 2012 and 2,500 shares on April 1, 2013.

(6) Stock options become exercisable as to 7,000 shares on April 1, 2012, 3,500 shares on April 1, 2013 and 3,500 shares on April 1, 2014.

(7) Stock options became exercisable as to 500 shares on February 1, 2011 and become exercisable as to the remaining 500 shares on February 1, 2012.

(8) Stock options become exercisable as to 1,500 shares on April 1, 2011, 750 shares on April 1, 2012 and 750 shares on April 1, 2013

(9) Stock options become exercisable as to 2,250 shares on April 1, 2011, 1,125 shares on April 1, 2012 and 1,125 shares on April 1, 2013.

(10) Stock options become exercisable as to 5,500 shares on April 1, 2012, 2,750 shares on April 1, 2013 and 2,750 shares on April 1, 2014.

(11) Stock options become exercisable as to 7,500 shares on April 1, 2011, 3,750 shares on April 1, 2012 and 3,750 shares on April 1, 2013.

(12) Stock options become exercisable as to 7,000 shares on April 1, 2012, 3,500 shares on April 1, 2013 and 3,500 shares on April 1, 2014.

(13) Stock options become exercisable as to 6,250 shares on April 1, 2011, 3,125 shares on April 1, 2012 and 3,125 shares on April 1, 2013.

(14) Stock options become exercisable as to 5,000 shares on April 1, 2012, 2,500 shares on April 1, 2013 and 2,500 shares on April 1, 2014.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2010

The following table sets forth information for the named executive officers regarding the value realized during 2010 by such executives pursuant to option exercises. None of the named executive officers acquired shares upon the vesting of RSUs during 2010.

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**
George F. Colony	—	—
Michael A. Doyle	7,500	77,645
Gregory Nelson	—	—
Charles Rutstein	20,500	259,422
Dennis van Lingen	12,750	199,583

Pension Benefits

We have no defined benefit pension plans or long-term incentive plans applicable to the named executive officers.

Nonqualified Deferred Compensation

We have no nonqualified defined contribution or deferred compensation plans.

Severance and Change-of-Control Benefits

We entered into an employment offer letter on July 24, 2007 with Mr. Doyle that provides for severance benefits following a termination of his employment by the Company without Cause (as defined in the offer letter). In the event of such a termination, we must continue to pay Mr. Doyle his base salary for the 6 months following his termination, subject to his signing a separation agreement in a form acceptable to us that includes a general release of all claims. We have not entered into agreements providing for severance benefits with any of the other named executive officers. Each of our named executive officers other than Mr. Colony has entered into stock option and restricted stock unit grant agreements that provide for full acceleration of vesting upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such options or restricted stock units in connection with the change of control. The following table shows what the benefit of such acceleration would have been assuming a change of control had occurred on December 31, 2010, and also shows the severance amounts that would have been payable to Mr. Doyle if we had terminated his employment without Cause on December 31, 2010.

Name	Early Vesting of Stock Options Upon a Change of Control($)(1)	Early Vesting of Stock Awards Upon a Change of Control($)(2)	Severance Amount Upon Termination Without Cause ($)
George F. Colony	—	—	—
Michael A. Doyle	302,545	282,355	157,500
Gregory Nelson	157,745	217,633	—
Charles Rutstein	226,620	341,148	—
Dennis van Lingen	179,800	264,710	—

(1) This amount equals the difference between the exercise price of each option and $35.29, the closing price of our common stock on NASDAQ on December 31, 2010, multiplied by the number of unvested shares of our common stock underlying stock options on December 31, 2010, the assumed date of the change of control.

(2) This amount equals $35.29, the closing price per share of our common stock on December 31, 2010, multiplied by the number of unvested shares of our common stock underlying restricted stock units on December 31, 2010, the assumed date of the change of control.

Director Compensation

DIRECTOR COMPENSATION TABLE FOR 2010

The following table shows the compensation that we paid during the year ended December 31, 2010 to each of our directors, other than Mr. Colony, whose compensation is reflected in "Executive Compensation" above.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)	Total ($)
Henk W. Broeders	22,750	120,151	142,901
Robert M. Galford	25,000	120,151	145,151
George R. Hornig	27,750	120,151	147,901
Gretchen G. Teichgraeber	21,250	120,151	141,401
Michael H. Welles	26,500	120,151	146,651

(1) The amounts in this column reflect the aggregate grant date fair value of option awards for 2010. Assumptions used in the calculation of these amounts are included in footnote 1 to the Company's consolidated financial statements included in our 2010 Annual Report on Form 10-K. The amounts set forth may be more or less than the value ultimately realized by the named director based upon, among other things, the value of the Company's Common Stock at the time of vesting or exercise of the options and whether such options actually vest.

(2) On May 11, 2010, each of the directors other than Mr. Colony received an option to purchase 12,000 shares with an exercise price of $31.96.

(3) At December 31, 2010, the directors held options to purchase the number of shares listed next to their name below:

Director	Number of Shares
Henk W. Broeders	62,000
Robert M. Galford	62,000
George R. Hornig	33,875
Gretchen G. Teichgraeber	37,000
Michael H. Welles	87,000

In April 2010, upon the recommendation of our Compensation and Nominating Committee, our Board of Directors approved an increase in the cash compensation payable to our non-employee directors and a decrease in the number of stock options granted to our non-employee directors each year. These changes were recommended taking into account a 2008 peer group analysis conducted by Pearl Meyer & Partners, which indicated that the cash compensation of our directors was comparatively low, and that the equity compensation was comparatively high. Effective April 1, 2010, our non-employee directors receive an annual retainer of $20,000 and members of each Board committee receive an additional annual retainer of $5,000 for each committee on which they serve, with the Chairman of each committee receiving an additional $5,000 per year. Each of these annual fees is payable in arrears. Members of our Board of Directors are reimbursed for their expenses incurred in connection with attending any meeting.

Under the 2006 Stock Option Plan for Directors, following each annual meeting of stockholders, each non-employee director receives an option to purchase 12,000 shares of our common stock at an exercise price equal to the fair market value on that date. These options vest in four equal annual installments. After last year's annual meeting, our five non-employee directors at that time each received an option to purchase 12,000 shares of our common stock at an exercise price of $31.96 per share. Any non-employee director who is newly elected between annual meetings will receive an option to purchase 6,000 shares of our common stock at an exercise price equal to the fair market value on the date he or she is first elected as a director. These options also vest in four equal annual installments, with the first installment vested on the date of grant. Options granted under the 2006 Stock Option Plan for Directors become exercisable in full upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such options in connection with the change of control.

Options granted to our non-employee directors prior to our 2006 annual meeting were made pursuant to our Amended and Restated 1996 Stock Option Plan for Non-Employee Directors.

The Compensation and Nominating Committee of the Board of Directors also has the authority under the 2006 Stock Option Plan to grant stock options to non-employee directors in such amounts and on such terms as it shall determine at the time of grant. No such awards have been made.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Board of Directors has appointed an Audit Committee composed of three non-employee directors: Messrs. Hornig (Chairman), Broeders, and Welles. Each of the members of the Audit Committee is "independent" as defined under the NASDAQ Stock Market listing standards. The Board has determined that Mr. Hornig is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and the members of the Audit Committee satisfy the NASDAQ financial literacy standards.

The Audit Committee is responsible for providing independent oversight of Forrester's accounting functions and internal controls. The Audit Committee oversees Forrester's financial reporting process on behalf of the Board of Directors, reviews financial disclosures, and meets privately, outside of the presence of management, with Forrester's internal auditor and with representatives of the independent registered public accounting firm. The Audit Committee also selects and appoints the independent registered public accounting firm, reviews the performance of the independent registered public accounting firm, and reviews the independent registered public accounting firm's fees. The Audit Committee operates under a written charter adopted by the Board of Directors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed Forrester's audited financial statements for the fiscal year ended December 31, 2010 with Forrester's management and with PricewaterhouseCoopers LLP, Forrester's independent registered public accounting firm. The Audit Committee also discussed with PricewaterhouseCoopers LLP the matters required by Statement of Auditing Standards No. 114, as amended, as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T. This included a discussion of the independent registered public accounting firm's judgments as to the quality, not just the acceptability, of Forrester's accounting principles, and such other matters as are required under the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee also received the written disclosures and letter from PricewaterhouseCoopers LLP required by the Public Company Accounting Oversight Board (United States) Rule 3526, and the Audit Committee discussed the independence of PricewaterhouseCoopers LLP with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

George R. Hornig, Chairman
Henk W. Broeders
Michael H. Welles

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our officers and directors, and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial stockholders are required by SEC regulation to furnish to us copies of all Forms 3, 4 and 5 they file. Based solely on our review of copies of such forms which we received, we believe that all of our officers, directors, and greater than 10% beneficial owners complied on a timely basis with all filing requirements with respect to transactions during 2010, except for one report filed late for Robert Galford, a member of our Board of Directors, with respect to the acquisition of shares pursuant to a dividend reinvestment plan, which shares are held in trust for the benefit of Mr. Galford's adult children.

Certain Relationships and Related Transactions

Registration Rights and Non-Competition Agreement. At the time of our initial public offering, we entered into a registration rights and non-competition agreement with Mr. Colony which provides that if Mr. Colony's employment with us is terminated he will not compete with us for the one year period after the date of such termination. The agreement also provides that in the event we propose to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering by us for our own account or the account of another person, or both, Mr. Colony shall be entitled to include shares held by him in such a registration, subject to the right of the managing underwriter of any such offering to exclude some or all of such shares from such registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by us. The agreement also provides that Mr. Colony may require us to register shares under the Securities Act with a fair market value of at least $5 million, except that we are not required to effect such registration more than twice or at certain times described in the agreement. The agreement also provides that we will pay all expenses incurred in connection with such registration.

Related Person Transactions

Pursuant to its amended and restated charter, our Audit Committee has responsibility for the review and approval of all transactions between the Company and any related parties or affiliates of the Company, its officers, and directors.

Related persons can include any of our directors or executive officers, certain of our stockholders, and any of their immediate family members. In evaluating related person transactions, the committee members apply the same standards they apply to their general responsibilities as members of a committee of the board of directors and as individual directors. The committee will approve a related person transaction when, in its good faith judgment, the transaction is in the best interest of the Company. To identify related person transactions, each year we require our directors and officers to complete a questionnaire identifying any transactions with the Company in which the officer or director or their family members have an interest. In addition, our Code of Business Conduct and Ethics includes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest will notify our legal department.

PROPOSAL TWO:

RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011

PricewaterhouseCoopers LLP audited our financial statements for the fiscal year ended December 31, 2010. Our Audit Committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011. Although stockholder approval of the selection of

PricewaterhouseCoopers LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection.

If stockholders do not approve this proposal at the 2011 annual meeting, our Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP. If stockholders do ratify this appointment, the Audit Committee, which has direct authority to engage our independent registered public accounting firm, may appoint a different independent registered public accounting firm at any time during the year if it determines that the change would be in the best interests of Forrester and our stockholders.

The Audit Committee has approved all services provided to Forrester by PricewaterhouseCoopers LLP and BDO USA, LLP during 2010. Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2011 annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Independent Auditors' Fees and Other Matters

On June 1, 2010, our Audit Committee approved the dismissal of BDO USA, LLP ("BDO") and engaged PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ended December 31, 2010. The reports of BDO on our financial statements for the fiscal years ended December 31, 2009 and 2008 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended December 31, 2009 and 2008, and through June 1, 2010, there have been no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference thereto in its reports on the financial statements. During our fiscal years ended December 31, 2009 and 2008, and through June 1, 2010, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

We requested that BDO furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether BDO agreed with the foregoing disclosures. A copy of such letter is filed as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on June 7, 2010.

During the years ended December 31, 2009 and 2008, and through June 1, 2010, the Company did not consult with PwC with respect to any of the matters described in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The following table presents the aggregate fees billed by PwC and its affiliates for fiscal 2010, and by BDO and its affiliates for fiscal 2009 and the period from January 1-June 1, 2010.

	Fiscal 2010	Fiscal 2009
Audit Fees(1)	$599,208	$603,760
Audit-Related Fees(2)	$ 66,500	$ 25,155
Tax Fees(3)	$118,919	$ 37,512
Total Fees	$784,627	$666,427

(1) Audit fees are fees related to professional services rendered by PwC and BDO and their respective affiliates in connection with the audit of our financial statements and our internal controls over financial reporting, the reviews of our interim financial statements included in each of our quarterly reports on Form 10-Q, international statutory audits, and review of other SEC filings. Fiscal 2010 audit fees include $27,000 paid to BDO.

(2) Audit-related fees are for assurance and related services by PwC and BDO and their respective affiliates that are reasonably related to the performance of the audit or review of our financial statements, primarily for accounting consultations relating to acquisitions and audits of our defined contribution plans.

(3) Tax fees are fees billed for professional services related to tax compliance and tax consulting services.

Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee approves the engagement of our independent registered public accounting firm to render any audit or non-audit services. At a regularly scheduled Audit Committee meeting, management or a representative of the Company's independent registered public accounting firm summarizes the services to be provided by the firm and the fees that will be charged for the services. Thereafter, if new services or dollar amounts in excess of those pre-approved at the meeting are proposed, they are either presented for pre-approval at the next meeting of the Audit Committee or approved by the Chairman of the Audit Committee pursuant to delegated authority. At subsequent meetings, the Audit Committee is provided a listing of any newly pre-approved services since the last meeting, and an updated projection for the current year of the estimated annual fees to be paid to the firm for all pre-approved audit and permissible non-audit services.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

PROPOSAL THREE:

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") requires that we include in this proxy statement a non-binding stockholder vote on our executive compensation as described in this proxy statement (commonly referred to as "Say-on-Pay"). This vote is not intended to address any specific item of compensation, but rather overall compensation of our named executive officers and the policies and practices described in this proxy statement.

We believe our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and providing incentives to our executives to create value for our stockholders. We believe this is evidenced by the following:

- The mix of compensation among base salary and cash incentives.
- Generally our compensation policies and practices are uniform across each of our business units and geographic regions.
- Our bonus plan for executive officers provides for multiple payout levels based on targets established and approved by our Compensation and Nominating Committee during the first quarter of the applicable plan year.
- We require that minimum threshold performance targets be achieved before any bonuses are paid, and bonus payouts under our executive cash incentive plan are capped.
- We use multiple performance measures under our executive cash incentive plan, including bookings and operating profit.
- Equity-based awards granted to executives under our equity incentive plan are subject to multi-year or performance-based vesting criteria, and require that the executive remain employed through the vesting date or when performance criteria are measured to realize the value of these awards.

The Board endorses the Company's executive compensation program and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this proxy statement under "Executive Compensation", including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this proxy statement.

Because the vote is non-binding, neither the Board of Directors nor the Compensation and Nominating Committee of the Board will be required to take any action as a result of the outcome of the vote on this proposal.

The Compensation and Nominating Committee will carefully consider the outcome of the vote when evaluating future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION.

PROPOSAL FOUR:

NON-BINDING VOTE ON FREQUENCY OF NON-BINDING VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also requires that we include in this proxy statement a separate non-binding stockholder vote to advise on whether the Say-on-Pay vote should occur every one, two or three years. You have the option to vote for any of the three options, or to abstain on the matter.

Although the vote is non-binding, our Board of Directors will take into account the outcome of the vote when making future decisions about the frequency of Say-on-Pay votes.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO CONDUCT A NON-BINDING VOTE ON EXECUTIVE COMPENSATION EVERY YEAR.

STOCKHOLDER PROPOSALS

Stockholder proposals to be considered at the Annual Meeting of Stockholders in 2012 must be received by November 25, 2011 to be considered for inclusion in our proxy materials for that meeting.

Stockholders who wish to make a proposal at the 2012 annual meeting, other than proposals included in our proxy materials, or who wish to nominate individuals for election as directors, must notify us between February 8, 2012 and March 9, 2012. If the stockholder does not notify us by March 9, 2012, the proxies will have discretionary authority to vote on a stockholder's proposal brought before the meeting.

OTHER BUSINESS

The Board of Directors has no knowledge of any other matter that may come before the annual meeting and does not, itself, currently intend to present any other such matter.

FORM 10-K

A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission will be sent to stockholders without charge by writing to Forrester Research, Inc., Investor Relations, 400 Technology Square, Cambridge, Massachusetts 02139.

COMPANY INFORMATION

Board of Directors

George F. Colony
Chairman of the Board and Chief Executive Officer

Henk W. Broeders
Member of the Executive Committee, Cap Gemini S.A.

Robert M. Galford
Managing Partner, Center for Leading Organizations

George R. Hornig
Senior Managing Director & Chief Operating Officer, Pinebridge Investments

Gretchen G. Teichgraeber
Chief Executive Officer, Leadership Directories, Inc.

Michael H. Welles
Chief Operating Officer and Director, S2 Security Corporation

Executive Officers

George F. Colony
Chairman of the Board and Chief Executive Officer

Michael A. Doyle
Chief Financial Officer and Treasurer

Dwight Griesman
Chief Marketing Officer

Elizabeth A. Lemons
Chief People Officer

Gail S. Mann
Chief Legal Officer and Secretary

Greg Nelson
Chief Sales Officer

Mark R. Nemec, Ph.D.
Managing Director, Technology Industry Client Group

George M. Orlov
Chief Information Officer and Chief Technology Officer

Thomas Pohlmann
Managing Director, Information Technology Client Group

Charles Rutstein
Chief Operating Officer

Dennis van Lingen
Managing Director, Marketing & Strategy Client Group; Chief Europe, Middle East, & Africa Officer

Annual Meeting
Forrester's annual meeting of stockholders will be held at 10 a.m. local time on May 10, 2011, at the offices of the Company, 400 Technology Square, Cambridge, MA 02139.

Investor Relations
Requests for financial information should be sent to:

Investor Relations
Forrester Research, Inc.
400 Technology Square
Cambridge, MA 02139
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
Email: investor@forrester.com

Transfer Agent
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Boston, MA

Legal Counsel
Choate Hall & Stewart LLP
Boston, MA

Stock Listing And Trading Symbol
Forrester's common stock is listed on the Nasdaq Global Select Market under the trading symbol "FORR."

Corporate Headquarters
Forrester Research, Inc.
400 Technology Square
Cambridge, MA 02139
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
www.Forrester.com

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